      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2000

                                                      REGISTRATION NO. 333-30274
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------


                        CLICKSOFTWARE TECHNOLOGIES LTD.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

       ISRAEL                  7372             NOT APPLICABLE
   (STATE OR OTHER      (PRIMARY STANDARD      (I.R.S. EMPLOYER
   JURISDICTION OF          INDUSTRIAL          IDENTIFICATION
  INCORPORATION OR     CLASSIFICATION CODE         NUMBER)
    ORGANIZATION)            NUMBER)

                               34 HABARZEL STREET
                                TEL AVIV, ISRAEL
                                (972-3) 765-9400
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              DR. MOSHE BEN-BASSAT
                            CHIEF EXECUTIVE OFFICER

                              CLICKSOFTWARE, INC.

                             3425 S. BASCOM AVENUE
                                   SUITE 230
                           CAMPBELL, CALIFORNIA 95008
                                 (408) 377-6088
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   Copies to:

  JEFFREY D. SAPER, ESQ.       IAN ROSTOWSKY, ADV.           YUVAL HORN, ADV.        RICHARD CAPELOUTO, ESQ.
  ALLISON L. BERRY, ESQ.        DUBI ZOLTAK, ADV.          ASAF BEN-ZEEV, ADV.         MICHAEL NATHAN, ESQ.
 ROBERT F. WESTOVER, ESQ.      EFRATI, GALILI & CO.        TAL SCHNEIDER, ADV.      SIMPSON THACHER & BARTLETT
      WILSON SONSINI            6 WISSOTSKY STREET            DORON COHEN --          425 LEXINGTON AVENUE,
    GOODRICH & ROSATI             TEL AVIV 62338         DAVID COHEN, LAW OFFICES    NEW YORK, NEW YORK 10017
 PROFESSIONAL CORPORATION             ISRAEL            14 ABBA HILLEL SILVER ROAD        (212) 455-2000
    650 PAGE MILL ROAD           (972-3) 605-1010            RAMAT-GAN 52506
 PALO ALTO, CA 94304-1050                                         ISRAEL
      (650) 493-9300                                         (972-3) 753-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 1, 2000


PROSPECTUS

                                5,000,000 Shares

                               CLICKSOFTWARE LOGO

                                Ordinary Shares
--------------------------------------------------------------------------------
    This is our initial public offering of ordinary shares. We are offering
                           5,000,000 ordinary shares.
           No public market currently exists for our ordinary shares.

We have applied to list the ordinary shares on the Nasdaq National Market under the symbol "CKSW."

           The anticipated price range is $8.00 to $10.00 per share.



INVESTING IN OUR ORDINARY SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 8.


                                                     PER SHARE                           TOTAL
                                          -------------------------------   -------------------------------
Public Offering Price...................                 $                                 $
Underwriting Discount and Commissions...                 $                                 $
Proceeds, before expenses, to
  ClickSoftware.........................                 $                                 $

We have granted the underwriters an option for a period of 30 days to purchase up to 750,000 additional ordinary shares on the same terms and conditions as set forth above solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have received from the Securities Authority of the State of Israel an exemption from Israel's prospectus publication requirements. Nothing in this exemption shall be construed as authenticating the matters contained in this prospectus or as an approval of their reliability or adequacy or as an expression of opinion as to the quality of the securities offered by this prospectus.

Lehman Brothers expects to deliver the shares on or about             , 2000.
--------------------------------------------------------------------------------
LEHMAN BROTHERS
                CIBC WORLD MARKETS
                                         SG COWEN
                                              FIDELITY CAPITAL MARKETS
                                               A DIVISION OF NATIONAL FINANCIAL
                                                     SERVICES CORPORATION

                        , 2000

                          [Inside Front Cover Artwork]

Graphical representation of ClickSoftware's ClickSchedule product, with graphics depicting use by Customer and Customer Service Representative for Phone-Based Scheduling, Customer for Web-Based Self-Scheduling, Senior Executive for Web-Based Business Performance Analysis, Dispatcher for Web-Based Schedule Administration and Service Personnel for Web-Based Individual Schedule Access. The graphic also includes the following text: ClickSoftware: Every time commitment to a customer involves a complex back-end fulfillment decision... ClickSchedule addresses the fulfillment challenge in a fully integrated manner so that customer responsiveness and resource utilization are simultaneously optimized. ClickSchedule assigns customer requests to delivery resources and plans their schedule and route to optimize utilization according to company-specific business rules.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Special Note Regarding Forward-Looking
  Statements..........................   21
Use of Proceeds.......................   22
Dividend Policy.......................   22
Capitalization........................   23
Dilution..............................   24
Selected Consolidated Financial
  Data................................   25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   27
Business..............................   41
Management............................   54
Certain Transactions..................   67



                                        PAGE
                                        ----
Principal Shareholders................   69
Description of Share Capital..........   71
Shares Eligible for Future Sale.......   76
United States Federal Income Tax
  Considerations......................   78
Israeli Taxation and Investment
  Programs............................   81
Conditions in Israel..................   87
Enforceability of Civil Liabilities...   89
Where You Can Find More Information...   89
Legal Matters.........................   90
Experts...............................   90
ISA Exemption.........................   90
Underwriting..........................   91
Index to Consolidated Financial
  Statements..........................  F-1


                             ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell ordinary shares and seeking offers to buy ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

     Until             , 2000, all dealers that buy, sell or trade the ordinary
shares, whether or not participating in this offering, may be required to deliver a prospectus. This is an addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

     "ClickSoftware", "ClickSchedule", "ClickFix", "ClickAnalyze", "ClickBroker", "ClickSchedule Fast Track", "ClickPlan", "W-6", "W-6 Service Scheduler" and "TechMate" are our trademarks. This prospectus also contains trademarks, trade names and service marks of other companies.


     As used in this prospectus, the terms "we," "us," "our" and "ClickSoftware" mean ClickSoftware Technologies Ltd. and its subsidiaries, unless otherwise indicated.


     For information regarding enforceability of civil liabilities against us and other persons, see the section of this prospectus with the heading "Enforceability of Civil Liabilities."

     ClickSoftware prepares its consolidated financial statements in United States dollars in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. All references in this prospectus to "dollars" or "$" are to United States dollars and all references in this prospectus to "NIS" are to New Israeli Shekels. The representative dollar exchange rate for converting the NIS to dollars, as reported by the Federal Reserve Bank of New York, was 0.248 U.S. dollars for one NIS on March 31, 2000.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the ordinary shares being sold in this offering and our financial statements and notes thereto appearing elsewhere in this prospectus.


                        CLICKSOFTWARE TECHNOLOGIES LTD.


     We provide software for optimizing service operations by improving customer responsiveness and the utilization of service resources. Our ClickSchedule product line allows our clients to respond quickly to customers' demands for service and to assign the right resource to the right service request at the right time and place. Customers may place their service requests either via the telephone to customer service representatives in call centers or via the Internet. The ClickSchedule product line provides ease of use and convenience to end user customers and optimizes utilization of clients' fulfillment resources, thus maximizing the number of service calls that are delivered per day. While ClickSchedule assigns and routes service calls in order to reduce travel times and idle time, our ClickFix product line is aimed at supporting the troubleshooting process and reducing the need to dispatch repair personnel. ClickFix provides customers with the information needed to diagnose equipment failures and conduct remedial action thus speeding up the resolution process and increasing the number of repairs completed per day. Our ClickSchedule and ClickFix product lines can operate both internally within organizations and on an Internet basis. Our solution is designed to enable our clients to increase the productivity of their service resources, resulting in reduced costs and increased revenue opportunities that would otherwise be lost.

     The service sector is people-intensive. Without automation tools, businesses engaged in service and product delivery must deploy substantial resources in order to schedule and complete transactions that require a same-time and/or same-place interaction between the service provider and the customer. To build and maintain relationships with customers, businesses are attempting to improve the quality and speed of their service and product fulfillment in order to distinguish themselves from their competitors. Whether scheduling telephone, cable or Internet access installation, or the repair of home and office equipment, consumers and businesses need to be assured that their requests for services will be quickly scheduled for narrow time slots, and then efficiently delivered.

     The emergence and acceptance of the Internet as a medium for commerce is fundamentally changing the way companies conduct their businesses. International Data Corporation estimates that business-to-business and business-to-consumer transactions will grow from $50.4 billion in 1998 to over $1.3 trillion in 2003. There are Internet software tools aimed at optimizing the manufacturing and distribution of physical goods, an area known as supply chain optimization. We believe that service operations can benefit in a similar way by leveraging the Internet to improve responsiveness to customers, to optimize the utilization of service resources and to ensure fast and successful completion of the service call.

     The ClickSoftware solution offers a set of software optimization tools for the individual service provider, as well as a set of tools to manage interactions between customers and service providers in business-to-consumer and business-to-business marketplaces.

     Our solution offers the following benefits to our clients and their customers:

     - Greater customer service

     - Optimized utilization of fulfillment resources by better fitting of resources to customer requests, and minimizing idle and travel time

     - Seamless integration with complementary enterprise software solutions

     - Rapid return on investment due to increased service revenues with existing service resources

       ]Our objective is to be the leading provider of web-based application software for optimizing service operations of business-to-business and business-to-consumer enterprises. The key elements of our strategy include:



     - Expand market acceptance of our products


     - Extend our brand recognition

     - Enhance our sales and implementation channels

     - Extend the breadth and depth of our product offerings

     - Target online service businesses

     - Provide customized solutions for additional industries


     Our products are based on our core technologies which have been developed based upon our 15 years of experience using sophisticated algorithms to provide solutions to the service industry. Over the years we have gained experience with the complex scheduling and troubleshooting needs of service organizations. Although we believe that our sophisticated algorithms for software applications and extensive knowledge of the service market provide us with a unique position against the competition, the market for our products is competitive and rapidly changing. We expect competition to increase significantly in the future as current competitors expand their product offerings and new companies enter the market. We also face risks in the achievement of our strategy due to our history of losses, our recent change in strategic focus and the need for the market to accept our products. For additional discussion of the risks we face, please see "Risk Factors" beginning on page 8.



     We market and sell our products primarily through our direct sales force located in North America and Europe, as well as through reseller and joint selling relationships with leading customer relationship management, or CRM, vendors and enterprise resource planning, or ERP, vendors. Our products are used by a broad base of clients internally within their organizations representing a variety of industries with unique needs, including telecommunications, telephone and Internet access providers, high-technology service providers and retailers, including Agilent Technologies, Bell Atlantic, Canadian Red Cross, Caterpillar, Compaq Computer Corporation, Covad Communications, Crawfords and Company, EMC, Enbridge Services, Level 3 Communications, Maritime Telephone and Telegraph, Montgomery Ward, New Brunswick Telephone and Schindler Elevator. This list of clients is representative of our geographically dispersed client base, the various industries utilizing our products and the various stages of deployment of our product lines. Each of these clients accounted for at least $100,000 of our revenues in 1999 and as a group, these clients accounted for approximately 42% of our total revenues in 1999.

                             CORPORATE INFORMATION


     We were incorporated in Israel in September 1979. We changed our name to ClickService Software Ltd. on January 30, 2000. We changed our name to ClickSoftware Technologies Ltd. on May 25, 2000.


     Our principal executive offices are located at 34 Habarzel Street, Tel Aviv, Israel and our telephone at that address is (972-3) 765-9400. We also maintain corporate offices in the United States at 3425 S. Bascom Avenue, Suite 230, Campbell, California, and our telephone number at that address is (408) 377-6088. Our address on the World Wide Web is www.clicksoftware.com. Information contained on our web site does not constitute part of this prospectus.

                                  THE OFFERING

Ordinary shares offered by us.........     5,000,000 shares

Ordinary shares to be outstanding
after the offering....................     25,979,543 shares

Use of proceeds.......................     For working capital and general
                                           corporate purposes, including sales
                                           and marketing, professional services,
                                           research and development and
                                           expansion of our operational and
                                           administrative infrastructure.

Proposed Nasdaq National Market
symbol................................     "CKSW"

     Unless otherwise noted, share and per share amounts, and all other information, in this prospectus:

     - give effect to the equivalent of a 3-for-5 reverse share split, which will be effected prior to this offering through the combination of a reverse share split and a share dividend;

     - give effect to the conversion of all outstanding preferred shares into 13,499,898 ordinary shares immediately prior to the closing of the offering;

     - give effect to the conversion of all outstanding Ordinary A and Ordinary
       B shares into           ordinary shares immediately prior to the closing
       of the offering; and

     - assume no exercise of the underwriters' over-allotment option.

     The ordinary shares to be outstanding after the offering is based on shares outstanding as of March 31, 2000. This number excludes:

     - 1,544,941 shares underlying options outstanding as of March 31, 2000 at a weighted exercise price of $2.99 per share;

     - 393,552 shares subject to warrants outstanding as of March 31, 2000 at a weighted exercise price of $1.96 per share;

     - 2,675,400 ordinary shares available for future grants under our 2000 Share Option Plans subject to an automatic increase of the lesser of 5% of the then outstanding shares or 1,250,000 shares annually; and

     - 800,000 ordinary shares available for issuance under our 2000 Employee Share Purchase Plan subject to an automatic increase of the lesser of 2% of the then outstanding shares or 500,000 shares annually.

     Since March 31, 2000, we have issued additional options to three directors to purchase 80,000 ordinary shares in the aggregate at an exercise price of $10.00 per share. As of March 31, 2000, we also had additional outstanding employee options to purchase 939,039 ordinary shares at a weighted average exercise price of $0.58 per share. All the underlying shares to be issued upon exercise of these options are issued and held by a trustee and were included in the ordinary shares outstanding.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table presents summary consolidated financial and operating data derived from our consolidated financial statements. We have calculated pro forma basic and diluted net loss per share assuming conversion of all of our preferred shares into ordinary shares. You should read this summary information along with the sections of the prospectus entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes.


                                                                                                  THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,                        ENDED MARCH 31,
                                ----------------------------------------------------------   ----------------------
                                  1995        1996        1997        1998         1999        1999         2000
                                ---------   ---------   ---------   ---------   ----------   ---------   ----------
                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)              (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Software license............  $   2,111   $   1,491   $   1,235   $   3,932   $    5,414   $     758   $    2,126
  Service and maintenance.....      1,660       1,893       1,080       2,139        4,912       1,271        1,385
                                ---------   ---------   ---------   ---------   ----------   ---------   ----------
    Total revenues............      3,771       3,384       2,315       6,071       10,326       2,029        3,511
Cost of revenues:
  Software license............         21          14          13          25           71           7          110
  Service and maintenance.....      1,387       1,458       1,035       2,301        4,299         925        1,213
                                ---------   ---------   ---------   ---------   ----------   ---------   ----------
    Total cost of revenues....      1,408       1,472       1,048       2,326        4,370         932        1,323
Gross profit..................      2,363       1,912       1,267       3,745        5,956       1,097        2,188
Loss from operations..........     (1,015)     (2,159)     (4,364)     (5,891)      (7,725)     (1,799)      (3,357)
Net loss......................     (1,225)     (2,437)     (4,512)     (5,858)      (7,979)     (1,821)      (3,352)
Dividend related to
  convertible preferred
  shares......................         --          --          --          --       (4,989)         --           --
Net loss attributable to
  ordinary shareholders.......     (1,225)     (2,437)     (4,512)     (5,858)     (12,968)     (1,821)      (3,352)
Basic and diluted net loss per
  share.......................  $   (0.24)  $   (0.47)  $   (0.80)  $   (0.99)  $    (2.18)  $   (0.31)  $    (0.56)
Shares used in computing
  basic and diluted net loss
  per share...................  5,081,265   5,216,705   5,657,728   5,914,735    5,948,816   5,948,816    6,001,896
Pro forma basic and diluted
  net loss per share
  (unaudited).................                                                  $    (0.73)              $    (0.17)
Shares used in computing pro
  forma basic and diluted net
  loss per share
  (unaudited).................                                                  17,692,964               19,501,794

     The following table provides a consolidated summary of our balance sheet as of March 31, 2000 and as adjusted to give effect to the sale of 5,000,000 ordinary shares by us at an assumed initial public offering price of $9.00 per share and our anticipated application of the net proceeds of the offering.



                                                               AS OF MARCH 31, 2000
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                         (UNAUDITED)
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 4,739      $45,339
Working capital.............................................    5,149       45,749
Total assets................................................   10,801       51,401
Long-term liabilities, net of current portion...............    1,171        1,171
Shareholders' equity........................................    6,158       46,758

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before you decide to invest in our ordinary shares. If any of the negative events referred to below occurs, our business, financial condition and results of operations could suffer. In any such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

OUR FINANCIAL PERFORMANCE MAY SUFFER BECAUSE WE HAVE RECENTLY CHANGED OUR STRATEGIC FOCUS AND PRICING PROGRAM.

     Historically, all of our operating revenue has come from sales of our ClickSchedule product, formerly known as W-6 Service Scheduler, and our ClickFix product, formerly known as TechMate, to clients seeking application software that enables efficient provisioning of services in enterprise, rather than Internet, environments. As a result, while we sold the W-6 technology that is included in ClickSchedule and the TechMate technology that is included in ClickFix prior to 1999, we have only recently sold the new versions for Internet scheduling and troubleshooting. Our current strategy is to expand upon our installed base of clients using our software to become the leading provider of web-scheduling and delivery software solutions for the service operations of Internet companies. To the extent that our strategy is not successful, our business, operating results and financial condition will suffer.

     In December 1999, we introduced a new pricing program for our products. Traditionally, we have generated revenue through one-time sales of licenses to our clients at a price based upon the number of resources optimized. Our new pricing model enables our clients to pay monthly user fees for licenses of our software or to pay on a per-transaction basis. It is too early to determine which pricing structure will become more prevalent, however many of our new customers have chosen the new pricing model. If we have not determined appropriate monthly or per transaction fees for our software licenses, our revenues from software licenses may decrease or may not increase. Our new pricing model will also result in delayed recognition of revenues, which may cause our quarterly operating results to be lower than expected in any particular quarter.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR FUTURE LOSSES.


     We have not achieved profitability and expect to continue to incur net losses for the foreseeable future. We incurred net losses of approximately $4.5 million for the year ended December 31, 1997, $5.9 million for the year ended December 31, 1998, $8.0 million for the year ended December 31, 1999 and $3.4 million for the three months ended March 31, 2000. As of March 31, 2000, we had an accumulated deficit of approximately $32.0 million.


     For the year ended December 31, 1999, we incurred sales and marketing and research and development expenses totalling $11.2 million. For the three months ended March 31, 2000, these expenses totaled $4.2 million. We expect to continue to incur significant sales and marketing and research and development expenses and expect such expenses to increase significantly. Some of our expenses, such as expenses for administrative and management payroll and rent and utilities, are fixed in the short term and cannot be quickly reduced to respond to decreases in revenues. For example, for the three months ended March 31, 2000, approximately 73% of our expenses consisted of payroll related expenses and rent and utilities expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability, which we may not be able to do.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR SHARE PRICE MAY DECREASE.

     Our quarterly operating results are difficult to predict and are not a good measure for comparison. Our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of our ordinary shares may decrease. The factors that may cause fluctuations in our quarterly operating results include the following:

     - the volume and timing of customer orders;

     - the length and unpredictability of our sales cycle;

     - the mix of revenues generated by product licenses and professional services;

     - internal budget constraints of our current and prospective clients, particularly newly formed Internet companies;

     - announcement or introduction of new products or product enhancements by us or our competitors;

     - changes in prices of and the adoption of different pricing strategies for our products and those of our competitors;

     - changes in our business strategy;

     - timing and amount of sales and marketing expenses;

     - changes in our business relationships;

     - technical difficulties or "bugs" affecting the operation of our software;

     - foreign currency exchange rate fluctuations; and

     - general economic conditions.

     In addition, due to client purchasing patterns, we typically realize a significant portion of our software license revenues in the last few weeks of a quarter. For example, during the year ended December 31, 1999, we realized an average of 41% of our revenues from the sales of software licenses during the last two weeks of each quarter. For the three months ended March 31, 2000, we recognized 57% of our revenues from the sales of software licenses during the last two weeks of the quarter. As a result, we may experience significant variations in our license revenues and results of operations if we incur any delays in client orders.

FAILURE OF THE MARKET TO ACCEPT OUR TECHNOLOGY WOULD ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS AND THE PRICE OF OUR ORDINARY SHARES COULD DECLINE.

     Our products are based on complex technologies, including sophisticated algorithms, and models which we have developed to address complex scheduling and troubleshooting issues in the service industry. Although our products are currently being used in the service industry, and we believe our technologies address these problems, the methods we have chosen have not yet been widely accepted by the service industry and other providers of similar software use different technology and models. We cannot predict whether our products will be widely accepted by the service industry. Failure of the market to accept our technology would adversely affect demand for our products. In addition, we participate in an industry with an inherently high failure rate and we cannot assure you that our clients will achieve success when using our products and services. Any publicized performance problems relating to our products or those of our competitors could also slow client adoption of our products. Moreover, to the extent that we are associated with unsuccessful client projects, even if due to factors beyond our control, our reputation and competitive position in our industry could be materially and adversely affected.

IF THE MARKET FOR SCHEDULING FULFILLMENT OF SERVICES AND PRODUCTS OVER THE INTERNET DOES NOT DEVELOP AS EXPECTED OR AT ALL, OR IF OUR PRODUCTS ARE NOT ACCEPTED BY BUSINESSES SCHEDULING SERVICES, DEMAND FOR OUR SOLUTIONS MAY NOT DEVELOP AND THE PRICE OF OUR ORDINARY SHARES COULD DECLINE ACCORDINGLY.

     Our business strategy is premised, in part, on our belief that traditional bricks-and-mortar companies, such as utilities, as well as e-commerce companies, will offer their customers the opportunity to schedule and obtain services online rather than on the telephone. While some of our clients use the web-based

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

features of our products in an intranet environment, as of the date of this prospectus, none of our clients is currently offering Internet self-scheduling options to its customers. In addition, in order for our business strategy to be successful, consumers and businesses must move away from telephone-based customer service to Internet-based customer service. While adoption of the Internet as a new medium for commerce is occurring for purchases of products, the adoption of the Internet to schedule and obtain services is at a much earlier stage. If online service scheduling solutions are not widely adopted by consumers and businesses engaging in e-commerce transactions, our business will suffer. We began emphasizing our products' Internet capabilities in September 1999 and we have devoted and expect to continue to devote substantial resources to market these products. Our new business strategy requires us to market our products to companies that utilize the Internet to deliver service. Many of these companies may have limited capital resources and may not be willing to invest in our solutions.

IF USE OF THE INTERNET FOR COMMERCIAL TRANSACTIONS DOES NOT GROW AS ANTICIPATED, OUR BUSINESS STRATEGY MAY NOT BE SUCCESSFUL.

     Our success will depend in large part on the acceptance of the Internet in the commercial marketplace and on the ability of third parties to provide a reliable Internet infrastructure network with the speed, data capacity, security and hardware necessary for reliable Internet access and services. To the extent that the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements of users, the Internet infrastructure may not be able to support the demands placed on it and the performance and reliability of the Internet could suffer, which could cause the market for our products to fail to grow or to grow more slowly than anticipated, causing our business to suffer.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY NOT SUCCEED.

     Our ability to successfully offer products and services and to implement our business plan in the evolving market for service scheduling and resource optimization software requires an effective planning and management process. We continue to increase the scope of our operations in the United States and internationally and expect to continue to increase our headcount substantially in the future. For example, the number of individuals we employed grew from 107 as of December 31, 1998 to 165 as of March 31, 2000. As part of this growth, we have had to implement new operational and financial systems, procedures and controls; expand, train and manage our employee base; and maintain close coordination among our technical, accounting, finance, marketing and sales staffs. These factors have placed, and our anticipated expansion will continue to place, a significant strain on our existing management systems and resources. We expect that we will need to continue to expand our existing management and to improve our financial and managerial controls and reporting systems and procedures, and expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships as we expand our customer base and our business relationships.

TWO PRODUCTS ACCOUNT FOR THE MAJORITY OF OUR REVENUE. IF THE DEMAND FOR THESE PRODUCTS FALLS, OUR SALES COULD BE SIGNIFICANTLY REDUCED AND OUR FINANCIAL PERFORMANCE COULD BE SERIOUSLY DAMAGED.

     Historically, all of our operating revenue has come from sales of, and services related to, our ClickSchedule product, formerly known as W-6 Service Scheduler, and our ClickFix product, formerly known as TechMate, to clients seeking application software that enables efficient provisioning of services in enterprise environments. As we pursue our new business strategy and develop our products, we anticipate that revenues from sales of our ClickSchedule and ClickFix product lines, together with related professional services fees, will continue to account for all of our operating revenue for the foreseeable future. Accordingly, the widespread market acceptance of these products is critical to our future success. Competition, technological change or other factors could decrease demand for, or market acceptance of, these products or make these products obsolete. Any decrease in demand or market acceptance would have a material adverse effect on our business and operating results.

OUR LONG AND UNPREDICTABLE SALES AND IMPLEMENTATION CYCLES DEPEND ON FACTORS OUTSIDE OUR CONTROL, WHICH MAY CAUSE QUARTERLY LICENSE AND SERVICE FEES REVENUES TO VARY SIGNIFICANTLY FROM PERIOD TO PERIOD.

     To date, our customers have taken a long time, typically ranging from three months to one year, to evaluate our products before making their purchase decisions. In addition, depending on the nature and specific needs of a client, the implementation of our products can take up to three to twelve months. Sales of licenses and implementation schedules are subject to a number of risks over which we have little or no control, including clients' budgetary constraints, clients' internal acceptance reviews, the success and continued internal support of clients' own development efforts, the efforts of businesses we have relationships with, the nature, size and specific needs of a client and the possibility of cancellation of projects by clients. The uncertain outcome of our sales efforts and the length of our sales cycles could result in substantial fluctuations in license revenues. If sales forecasted from a specific client for a particular quarter are not realized in that quarter, we are unlikely to be able to generate revenues from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results. Moreover, to the extent that significant sales occur earlier than expected, revenue and operating results for subsequent quarters could be adversely affected.

FAILURE TO EXPAND OUR SALES AND MARKETING ORGANIZATIONS COULD LIMIT OUR ABILITY TO SELL ADDITIONAL PRODUCTS AND SERVICES, WHICH WOULD IMPAIR OUR ABILITY TO GROW OUR BUSINESS AND INCREASE REVENUES.

     We must expand our direct and indirect sales operations to increase market awareness of our products and generate increased revenues. We cannot be certain that we will be successful in these efforts. We have recently expanded our direct sales force in North America and plan to hire additional sales personnel. As of March 31, 2000, we employed 54 individuals in our sales and marketing organizations. Because 33 of these sales and marketing personnel joined us within the last fifteen months, we will be required to devote significant resources to the training of these new sales personnel. We believe we will need to expand our sales and marketing organization significantly over the next twelve months. We might not be able to hire or retain the kind and number of sales and marketing personnel we are targeting because competition for qualified sales and marketing personnel in our market is intense.

WE DEPEND ON KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL COULD AFFECT OUR ABILITY TO COMPETE AND OUR ABILITY TO ATTRACT ADDITIONAL KEY PERSONNEL AFTER THE OFFERING MAY BE MORE DIFFICULT.

     We believe our future success will depend on the continued service of our executive officers and other key sales and marketing, product development and professional services personnel. Dr. Moshe Ben-Bassat, our Chief Executive Officer, has individually participated in and has been responsible for overseeing much of the research and development of our core technologies. While we currently have 46 employees in Israel working on our products, Dr. Ben-Bassat is still involved in our research and development efforts. The services of Dr. Ben-Bassat and other members of our senior management team and key personnel would be very difficult to replace and the loss of any of these employees could harm our business significantly. We have employment agreements with Dr. Ben-Bassat and our Chief Financial Officer, Shimon M. Rojany. None of our other officers or key employees is bound by an employment agreement. Our relationships with these officers and key employees are at will and the loss of any of our key personnel could harm our ability to execute our business strategy and compete. In addition, we believe that the prospective employees that we target after the offering may perceive that the share option component of our compensation packages is not as valuable as the component was prior to this offering. Consequently, we may have difficulty hiring our desired numbers of key personnel after this offering. Moreover, even if we are able to attract key personnel, the resources required to attract and retain such personnel may adversely affect our operating results.

IF WE FAIL TO EXPAND OUR PROFESSIONAL SERVICES ORGANIZATION, WE MAY NOT BE ABLE TO SERVICE ADDITIONAL CLIENTS AND SELL ADDITIONAL LICENSES.

     We cannot be certain that we can attract or retain a sufficient number of highly qualified services personnel to meet our business needs. Clients that license our software typically engage our professional services organization to assist with the installation and operation of our software applications. Our professional services organization also provides other assistance to our clients and works with our clients' in-house staff to train them regarding the maintenance, management and expansion of their software systems. Growth in licenses of our software will depend in part on our ability to provide our clients with these services. In addition, we will be required to expand our professional services organization to enable us to continue to support our existing installed base of customers as we focus on our new business strategy. As a result, we plan to increase the number of our service personnel in order to meet these needs. Competition for qualified services personnel with the relevant knowledge and experience is intense, and we may not be able to attract and retain necessary personnel. If we are not able to grow our professional services organization, our ability to expand our business would be limited. To meet our clients' needs for professional services, we may need to increase our use of third-party consultants to supplement our own professional services group which may be more costly and less successful than our own organization. In addition, we could experience delays in recognizing revenue if our professional services group fails to complete implementations in a timely manner.

OUR ABILITY TO ATTRACT AND RETAIN QUALIFIED DEVELOPERS IS CRUCIAL TO OUR FUTURE GROWTH AND RESULTS OF OPERATIONS.

     As a company focused on the development of software products, our research and development personnel are one of our most valued assets. Our future success depends in large part on our ability to hire, train and retain software developers, systems architects, project managers, telecommunications business process experts, systems analysts, trainers, writers, consultants and sales and marketing professionals of various experience levels. Personnel possessing the skills needed to contribute to our research and development efforts are in short supply, and this shortage is likely to continue. As a result, competition for these people is intense, and the industry turnover rate for them is high. Any inability to hire, train and retain a sufficient number of qualified development employees could hinder the research and development activities and growth of our business.

IF WE FAIL TO EXPAND OUR RELATIONSHIPS WITH THIRD PARTIES THAT CAN PROVIDE IMPLEMENTATION AND PROFESSIONAL SERVICES TO OUR CLIENTS, WE MAY BE UNABLE TO INCREASE OUR REVENUES AND OUR BUSINESS COULD BE HARMED.

     In order for us to focus more effectively on our core business of developing and licensing software solutions, we need to continue to establish relationships with third parties that can provide implementation and professional services to our clients. Third-party implementation and consulting firms can also be influential in the choice of resource optimization applications by new clients. If we are unable to establish and maintain effective, long-term relationships with implementation and professional services providers, or if these providers do not meet the needs or expectations of our clients, we may be unable to grow our revenues and our business could be seriously harmed. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to attain sufficient focus and resources from the third-party providers to meet all of our clients' needs, even if we establish relationships with these third parties. If sufficient resources are unavailable, we will be required to provide these services internally, which could limit our ability to expand our base of clients. Even if we are successful in developing relationships with third-party implementation and professional services providers, we will be subject to significant risk, as we cannot control the level and quality of service provided by third-party implementation and professional services partners.

OUR MARKET IS HIGHLY COMPETITIVE AND ANY REDUCTION IN DEMAND FOR, OR PRICES OF, OUR PRODUCTS COULD NEGATIVELY IMPACT OUR REVENUES, REDUCE OUR GROSS MARGINS AND CAUSE OUR SHARE PRICE TO DECLINE.

     The market for our products is competitive and rapidly changing. We expect competition to increase in the future as current competitors expand their product offerings and new companies enter the market.

     Our current and potential competitors include:

     - independent systems integrators, such as Electronic Data Systems Corporation, consulting firms and in-house information technology departments of enterprise and Internet businesses which may develop their own solutions that compete with our products;

     - traditional enterprise resource planning and customer relationship management software application vendors, including Oracle Corporation;

     - software vendors in the utility, telecom, field services, home delivery and other vertical markets, including Mobile Data Solutions Inc.;

     - other providers of scheduling software and components as well as various logistics solutions providers such as ServicePower, Inc.; and

     - providers of software that allows manufacturing organizations to optimize their resources.

     Because the market for service and delivery optimization software is evolving, it is difficult to determine what portion of the market each competitor currently controls. However, competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business to suffer. We may not be able to compete successfully, and competitive pressures may harm our business.

     Some of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than us. In addition, some of our potential competitors are among the largest and most well-capitalized software companies in the world. For additional discussion of our competition, please see "Business -- Competition."

FAILURE TO DEVELOP OR MAINTAIN KEY BUSINESS RELATIONSHIPS COULD LIMIT OUR ABILITY TO SELL ADDITIONAL LICENSES WHICH COULD DECREASE OUR REVENUES AND INCREASE OUR SALES AND MARKETING COSTS.

     We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain business relationships with software vendors, resellers, systems integrators, distribution partners and customers. If we fail to develop these relationships, our growth could be limited. We have recently entered into agreements with third parties relating to the integration of our products with their product offerings, distribution, reselling and consulting. We have not derived significant revenues from these agreements and we may not be able to derive significant revenues in the future from these agreements. In addition, our growth may be limited if prospective clients do not accept the solutions offered by our strategic partners.

OUR MARKET MAY EXPERIENCE RAPID TECHNOLOGICAL CHANGES THAT COULD CAUSE OUR PRODUCTS TO FAIL OR REQUIRE US TO REDESIGN OUR PRODUCTS, WHICH WOULD RESULT IN INCREASED RESEARCH AND DEVELOPMENT EXPENSES.

     Our market is characterized by rapid technological change, dynamic client needs and frequent introductions of new products and product enhancements. If we fail to anticipate or respond adequately to technology developments and client requirements, or if our product development or introduction is delayed, we may have lower revenues. Client product requirements can change rapidly as a result of computer hardware and software innovations or changes in and the emergence, evolution and adoption of new industry standards. For example, we offer Windows NT versions of our products due to the market acceptance of Windows NT over the last several years. We currently do not provide Unix versions of our software and we may not be able to modify our products and services to address new requirements and standards. The actual or anticipated introduction of new products has resulted and will continue to result in some reformulation of our product offerings. Technology and industry standards can make existing products obsolete or unmarketable or result in delays in the purchase of such products. As a result, the life cycles of our products are difficult to estimate. We must respond to developments rapidly and make substantial product development investments. As is customary in the software industry, we have previously experienced delays in introducing new products and features, and we may experience such delays in the future which could impair our revenue and operating results.

OUR PRODUCTS COULD BE SUSCEPTIBLE TO ERRORS OR DEFECTS THAT COULD RESULT IN LOST REVENUES, LIABILITY OR DELAYED OR LIMITED MARKET ACCEPTANCE.

     Complex software products such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. In the past, some of our products have contained errors and defects which have delayed implementation or required us to expend additional resources to correct the problems. Despite internal testing and testing by current and potential clients, our current and future products may contain serious defects or errors. Any such defects or errors would likely result in lost revenues, liability or a delay in market acceptance of these products, any of which would have a material adverse effect on our business, operating results and financial condition.

     The performance of our products also depends upon the accuracy and continued availability of third-party data. We rely on third parties that provide information such as street and address locations and mapping functions that we incorporate into our products. If these parties do not provide accurate information, or if we are unable to maintain our relationships with them, our reputation and competitive position in our industry could suffer and we could be unable to develop or enhance our products as required.

OUR INTELLECTUAL PROPERTY COULD BE USED BY THIRD PARTIES WITHOUT OUR CONSENT BECAUSE PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED.

     Our success and ability to compete are substantially dependent upon our internally developed technology, which we protect through a combination of copyright, trade secret and trademark law. However, we may not be able to adequately protect our intellectual property rights, which may significantly harm our business. Specifically, we may not be able to protect our trademarks for our company name and our product names, and unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products and technology is difficult, particularly in countries outside the U.S., and we cannot be certain that the steps we have taken will prevent infringement or misappropriation of our intellectual property rights. For a more detailed description of the protection of our intellectual property, please see "Business -- Intellectual Property."

OUR TECHNOLOGY AND OTHER INTELLECTUAL PROPERTY MAY BE SUBJECT TO INFRINGEMENT CLAIMS.


     Substantial litigation regarding technology rights and other intellectual property rights exists in the software industry both in terms of infringement and ownership issues. A successful claim of patent, copyright or trademark infringement or conflicting ownership rights against us could cause us to make changes in our business or significantly harm our business. For example, on February 28, 2000, a trademark infringement complaint was filed against us with respect to the use of our former corporate name and former Internet domain names. On May 2, 2000, a preliminary injunction was entered, enjoining us from using these names. As a result, we have changed our corporate name to ClickSoftware Technologies Ltd. and ceased our use of our former domain names. This litigation remains ongoing and even if we are successful in defending the lawsuit, we may incur significant legal expenses and our management may expend significant time in the defense. See "Business -- Legal Proceedings."


     We expect that software products may be increasingly subject to third-party infringement or ownership claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. Third parties may make a claim of infringement or conflicting ownership rights against us with respect to our products and technology. Any claims, with or without merit, could:

     - be time-consuming to defend;

     - result in costly litigation;

     - divert management's attention and resources;

     - cause product shipment delays; or

     - require us to enter into costly royalty or licensing agreements, if they are even available, on commercially reasonable terms, or at all.

     Further, if an infringement or ownership claim is successfully brought against us, we may have to pay damages or royalties, enter into a licensing agreement, and/or stop selling the product or using the technology at issue. Any such royalty or licensing agreements may not be available on commercially reasonable terms, if at all. For additional information, please see
"Business -- Intellectual Property."

ANY FUTURE ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISTRACTION OF OUR MANAGEMENT AND DISRUPTIONS TO OUR BUSINESS.

     We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. From time to time we may engage in discussions and negotiations with companies regarding our acquiring or investing in such companies' businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make such acquisitions or investments on commercially acceptable terms or at all. Our management has limited experience in acquiring companies or technologies. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness to pay for any future acquisitions. As of the date of this prospectus, we have no agreement to enter into any material investment or acquisition transaction.

FUTURE ACQUISITIONS MAY RESULT IN DILUTION TO OUR CURRENT SHAREHOLDERS.

     In the future we may acquire complementary business through the issuance of additional ordinary shares. Additional issuances of ordinary shares could decrease the value of our ordinary shares and reduce the net tangible book value per share. Consequently, an acquisition in which we issue additional shares could actually decrease the value of your investment in ClickSoftware. As of the date of this prospectus, we have no agreement to enter into any material acquisition which would result in the issuance of additional shares.

OUR BUSINESS MAY BECOME INCREASINGLY SUSCEPTIBLE TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     A significant portion of our operations occur outside the United States. Our facilities are located in North America, Israel and the United Kingdom and our executive officers and other key employees are dispersed throughout the world. This geographic dispersion requires significant management resources that may place us at a disadvantage compared to our locally-based competitors. In addition, our international operations are generally subject to a number of risks, including:

     - foreign currency exchange rate fluctuations;

     - longer sales cycles;

     - multiple, conflicting and changing governmental laws and regulations;

     - expenses associated with customizing products for foreign countries;

     - protectionist laws and business practices that favor local competition;

     - difficulties in collecting accounts receivable; and

     - political and economic instability.

     We received approximately 32% of our total revenues in the year ended December 31, 1999 and 21% of our total revenues in the three months ended March 31, 2000 from licenses and services sold to clients located outside of North America. We expect international revenues to continue to account for a significant percentage of total revenues in the future and we believe that we must continue to expand our international sales and professional services activities in order to be successful. Our international sales growth will be limited if we are unable to expand our international sales management and professional services organizations, hire additional personnel, customize our products for local markets and establish relationships with additional international distributors, consultants and other third parties. If we fail to manage our geographically dispersed organization, we may fail to meet or exceed our business plan and our revenues may decline.

RISKS RELATED TO OUR LOCATION IN ISRAEL

WE ARE INCORPORATED IN ISRAEL AND HAVE IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL WHICH COULD BE NEGATIVELY AFFECTED DUE TO MILITARY OR POLITICAL TENSIONS.

     We are incorporated under the laws of the State of Israel and our research and development facilities as well as significant executive offices are located in Israel. Although a substantial portion of our sales currently are being made to customers outside of Israel, political, economic and military conditions in Israel could nevertheless directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Several Arab countries still restrict business with Israeli companies which may limit our ability to make sales in those countries. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

CERTAIN OF OUR OFFICERS AND EMPLOYEES ARE REQUIRED TO SERVE IN THE ISRAEL DEFENSE FORCES AND THIS COULD FORCE THEM TO BE ABSENT FROM OUR BUSINESS FOR EXTENDED PERIODS.

     David Schapiro, our Vice President and General Manager, product development group, and Hannan Carmeli, our Vice President and General Manager, ClickFix, as well as other male employees located in Israel are currently obligated to perform up to 39 days of annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. The loss or extended absence of any of our officers and key personnel due to these requirements could harm our business.

WE ARE SUBJECT TO A RECENTLY ADOPTED NEW COMPANIES LAW WHICH HAS NOT YET BEEN INTERPRETED.

     Because we are incorporated under the laws of the State of Israel, your rights as a shareholder will be governed by the Companies Law of Israel which became effective on February 1, 2000. Certain obligations and fiduciary duties of directors, officers and shareholders under the new Companies Law are new and have not been interpreted or reviewed by the Israeli courts. In addition, not all of the regulations have been promulgated to date. As a result, our shareholders may have more difficulty and uncertainty in protecting their interests in the case of actions by our directors, officers or controlling shareholders or third parties than would shareholders of a corporation incorporated in a state or other jurisdiction in the United States.

THE RATE OF INFLATION IN ISRAEL MAY NEGATIVELY IMPACT OUR COSTS IF IT EXCEEDS THE RATE OF DEVALUATION OF THE NIS AGAINST THE DOLLAR.

     Substantially all of our revenues are denominated in dollars or are dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses in Israel, in NIS. In 1999, 34%, and in the three months ended March 31, 2000, 31%, of our costs were incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 1998, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel which benefited us. However, we cannot assure you that this reversal will continue or that we will not be materially adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of this devaluation lags behind increases in inflation in Israel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Inflation and Currency Fluctuations."

THE GOVERNMENT PROGRAMS IN WHICH WE CURRENTLY PARTICIPATE AND TAX BENEFITS WHICH WE CURRENTLY RECEIVE REQUIRE US TO SATISFY PRESCRIBED CONDITIONS AND MAY BE TERMINATED OR REDUCED IN THE FUTURE. THIS WOULD INCREASE OUR COSTS AND TAXES.

     We receive grants from the Government of the State of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or the Chief Scientist, for the financing of a significant portion of our research and development expenditures in Israel and we may apply for additional grants in the future. In 1998 and in 1999, we received or accrued grants from the Chief Scientist totaling approximately $0.9 million and $1.0 million respectively, representing 27% and 26% of our total research and development expenditures in these years. In the three months ended March 31, 2000, we received or accrued grants from the Chief Scientist totaling approximately $0.1 million, representing 7% of our total research and development expenditures in this quarter. We cannot assure you that we will continue to receive grants at the same rate or at all. The Chief Scientist budget has been subject to reductions which may affect the availability of funds for Chief Scientist grants in the future. The percentage of our research and development expenditures financed using grants from the Chief Scientist may decline in the future, and the terms of such grants may become less favorable. In connection with research and development grants received from the Chief Scientist, we must make royalty payments to the Chief Scientist on the revenues derived from the sale of products, technologies and services developed with the grants from the Chief Scientist. The amount of the grants received since inception are approximately $3.2 million in respect of which we have already paid $0.9 million, out of a total of $3.5 million, due to the Chief Scientist in the form of royalties. We expect to pay or accrue additional royalties for the year 2000 at a rate equal to 3% of our total revenues. In addition, our ability to manufacture products or transfer technology outside Israel without the approval of the Chief Scientist is restricted under law. Any manufacture of products or transfer of technology outside Israel will also require the company to pay increased royalties to the Chief Scientist up to 300%. We currently conduct all of our manufacturing activities in Israel and intend to continue doing so in the foreseeable future and therefore do not believe there will be any increase in the amount of royalties we pay to the Chief Scientist. Additionally, the licensing of our software in the ordinary course of business is not considered a transfer of technology by the Office of the Chief Scientist and we do not intend to transfer any technology outside of Israel. Consequently, we do not anticipate having to pay increased royalties to the Chief Scientist for the foreseeable future. In connection with our grant applications, we have made representations and covenants to the Chief Scientist regarding our research and development activities in Israel. The funding from the Chief Scientist is subject to the accuracy of these representations and covenants. If we fail to comply with any of these conditions, we could be required to refund any payments previously received together with interest and penalties and would likely be denied receipt of these grants thereafter.

WE ANTICIPATE RECEIVING TAX BENEFITS FROM THE GOVERNMENT OF THE STATE OF ISRAEL, HOWEVER THESE BENEFITS MAY BE REDUCED OR TERMINATED IN THE FUTURE.


     Pursuant to the Law for the Encouragement of Capital Investments, the Government of the State of Israel through the Investment Center has granted "Approved Enterprise" status to three of our existing capital investment programs. Consequently, we are eligible for certain tax benefits for the first several years in which we generate taxable income. We have not, however, begun to generate taxable income for purposes of this law and we do not expect to utilize these tax benefits for the near future. Once we begin to generate taxable income, our financial condition could suffer if our tax benefits were significantly reduced. The benefits available to an approved enterprise are dependent upon the fulfillment of certain conditions and criteria. If we fail to comply with these conditions and criteria, the tax benefits that we receive could be partially or fully canceled and we could be forced to refund the amount of the benefits we received, adjusted for inflation and interest. A warning letter regarding our latest program was issued to us alleging that we have partially performed the program and therefore we may not be entitled to receive the benefits under that program. We currently believe that we will be entitled to receive these benefits, although there can be no assurances that we will be able to do so at this time. From time to time, the Government of Israel has discussed reducing or limiting the benefits. We cannot assess whether these benefits will be continued in the future at their current levels or at all. See "Taxation and Foreign Exchange Regulation -- Israel Tax Considerations and Foreign Exchange Regulation -- Tax Benefits Under the Law of Encouragement of Capital Investments, 1959."


PROPOSED TAX REFORM IN ISRAEL MAY REDUCE OUR TAX BENEFITS.

     On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals and would also affect corporate taxation. In particular, the proposed reform would reduce but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet has approved the recommendation in principle, but implementation of the reform requires legislation by Israel's Knesset. We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take or what effect it will have on our company. See "Israeli Taxation and Investment Programs".

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS AND THE ISRAELI ACCOUNTANTS NAMED AS EXPERTS IN THIS PROSPECTUS OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL OR SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS AND THESE ACCOUNTANTS.

     We are incorporated in Israel and maintain significant operations in Israel. Some of our executive officers and directors and the Israeli accountants named as experts in this prospectus reside outside of the United States and a significant portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. We have appointed ClickSoftware Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us arising out of this offering. We have not given our consent for our agent to accept service of process in connection with any other claim. Furthermore, if a foreign judgement is enforced by an Israeli court, it will be payable in NIS. See "Enforceability of Civil Liabilities."

RISKS RELATED TO THIS OFFERING

OUR OFFICERS, DIRECTORS AND AFFILIATED ENTITIES OWN A LARGE PERCENTAGE OF OUR COMPANY AND COULD SIGNIFICANTLY INFLUENCE THE OUTCOME OF ACTIONS.


     As of March 31, 2000, our executive officers, directors and entities affiliated with them beneficially owned approximately 61.2% of our outstanding ordinary shares and we anticipate that this group will own approximately 49.6% of our outstanding ordinary shares following the completion of this offering. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company, which could have a material adverse effect on our stock price. These actions may be taken even if they are opposed by our other investors, including those who purchase shares in this offering. Please see "Management -- Election of Directors"; "-- Anti-Takeover Provisions; Mergers and Acquisitions Under Israel Law."


MANAGEMENT WILL HAVE DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING, HAS NO SPECIFIC PLANS FOR THOSE PROCEEDS AND COULD SPEND OR INVEST THOSE PROCEEDS IN WAYS WITH WHICH INVESTORS MIGHT NOT AGREE.

     We do not have a definitive quantified plan with respect to the use of the net proceeds of this offering. Accordingly, our management will have broad discretion with respect to the use of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. Some of the uses we currently anticipate include working capital and general corporate purposes, including increased spending on sales and marketing, professional services, research and development and expansion of our operational and administrative infrastructure. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, product lines or products. These investments may not yield a favorable return.

THE LIQUIDITY OF OUR ORDINARY SHARES IS UNCERTAIN SINCE THEY HAVE NOT BEEN PUBLICLY TRADED.

     There has not been a public market for our ordinary shares. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The initial public offering price for the ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market.

WE EXPECT TO EXPERIENCE VOLATILITY IN OUR SHARE PRICE WHICH COULD NEGATIVELY AFFECT YOUR INVESTMENT.

     You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

     - announcements of technological innovations;

     - announcements relating to strategic relationships;

     - conditions affecting the software and Internet industries; and

     - trends related to the fluctuations of stock prices of Israeli companies.

     The trading price of our ordinary shares may be volatile. The market for technology and Internet-related companies has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance.

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS THAT COULD DELAY OR PREVENT AN ACQUISITION OF US, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

     Provisions of Israeli corporate and tax law and of our articles of association may have the effect of delaying, preventing or making more difficult a merger or other acquisition of us, even if doing so would be beneficial to our shareholders. In addition, any merger or acquisition of us will require the prior consent of the Chief Scientist. See "Description of Share
Capital -- Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law." See "Description of Share Capital -- Provisions Affecting Potential Change of Control."

     Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders. In addition, our articles of association provide for a staggered board of directors and for restrictions on business combinations with interested shareholders. Any of these provisions may make it more difficult to acquire our company. See "Management -- Election of Directors" and "Description of Share Capital." Accordingly, an acquisition of us could be delayed or prevented even if it would be beneficial to our shareholders.

OTHER ORDINARY SHARES MAY BE SOLD IN THE FUTURE. THIS COULD DEPRESS THE MARKET PRICE FOR OUR ORDINARY SHARES.


     After this offering, we will have 25,979,543 ordinary shares outstanding, including shares held by a trustee for issuance under some outstanding options, assuming no exercise of the underwriters' overallotment option. In addition, as of March 31, 2000, we had 1,938,493 ordinary shares issuable upon exercise of outstanding options and warrants, and 3,475,400 additional ordinary shares reserved for issuance pursuant to our stock option plans and employee share purchase plan. If we or our existing shareholders sell a large number of our ordinary shares following this offering, the price of our ordinary shares could fall dramatically. Restrictions under the securities laws and certain lock-up agreements limit the number of ordinary shares available for sale by our shareholders in the public market. We and the beneficial holders, or trustees issuing shares to optionholders, of 20,973,303 ordinary shares and options and warrants exercisable into an aggregate of 1,598,893 ordinary shares have agreed not to sell ordinary shares or any securities convertible into or exercisable for ordinary shares for 180 days after this offering without the prior consent of Lehman Brothers. After the expiration of this 180 day period, these shares will be available for sale in the public market of varying times subject to compliance with applicable laws. Lehman Brothers may, in its sole discretion, release all or any portion of the securities subject to such lock-up agreements prior to the end of the 180 day period. The holders of options exercisable into an aggregate of 324,600 additional ordinary shares hold options which will not be exercisable within 180 days of the date of this prospectus. We intend to file a Registration Statement on Form S-8 to register for resale the ordinary shares reserved for issuance under our stock option plans after the consummation of this offering and some of our shareholders have registration rights. See "Shares Eligible for Future Sale."


OUR NEED FOR ADDITIONAL FINANCING IS UNCERTAIN, AS IS OUR ABILITY TO RAISE FURTHER FINANCING IF REQUIRED.

     We currently anticipate that our available cash resources, combined with the net proceeds from this offering, will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least twelve months after the date of this prospectus. We may need to raise additional funds, however, to respond to business contingencies which may include the need to:

     - fund more rapid expansion;

     - fund additional marketing expenditures;

     - develop new or enhance existing products and services;

     - enhance our operating infrastructure;

     - hire additional personnel;

     - respond to competitive pressures; or

     - acquire complementary businesses or necessary technologies.

     If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products and services or otherwise respond to competitive pressures would be significantly limited. Additionally, prior to the issuance of additional equity or convertible debt securities to entities outside of Israel, we will need to obtain approval from the Chief Scientist of the State of Israel and there can be no assurance that we will be able to obtain this consent in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Grants from the Government of the State of Israel."

YOU WILL EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION OF BOOK VALUE PER SHARE.


     The initial public offering price of our ordinary shares will be substantially higher than the net tangible book value per share of the outstanding ordinary shares immediately after this offering. Based upon an assumed initial public offering price of $9.00 per share, if you purchase our ordinary shares in this offering, you will incur immediate dilution of $7.20 per share in the pro forma net tangible book value per share from the price you pay for ordinary shares in this offering.


IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR UNITED STATES SHAREHOLDERS WILL BE SUBJECT TO ADVERSE TAX CONSEQUENCES.

     If, for any taxable year, our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company for United States federal income tax purposes. We do not currently anticipate that this will happen, but, if it does, our shareholders will be subject to adverse United States tax consequences. Prospective investors should consult with their own tax advisors with respect to the tax consequences applicable to them of investing in our ordinary shares. See "United States Federal Income Tax Considerations."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We make many statements in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere that are forward-looking and are not based on historical facts. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as "believe," "expect," "will," "anticipate," "intend" and "plan" and similar expressions. These forward-looking statements involve a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus. These forward-looking statements speak only as of the date of this prospectus, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus.

                                USE OF PROCEEDS


     Our net proceeds from the sale of 5,000,000 ordinary shares in this offering at an assumed public offering price of $9.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $40,600,000. If the underwriters' over-allotment option is exercised in full, our net proceeds will be approximately $46,877,500.


     We do not have specific uses committed for most of the net proceeds of this offering. The size of the offering has been determined primarily based upon our desire to raise a sufficient amount of capital to afford us significant business flexibility in the future.

     The principal purposes of this offering are:

     - to obtain additional working capital;

     - to create a public market for our ordinary shares;

     - to facilitate future access to public equity markets; and

     - to enhance our ability to use our shares to make future acquisitions due to the fact that our shares will be publicly traded.

     We expect to use the net proceeds of the offering for working capital and general corporate purposes, including increased spending on sales and marketing, professional services, research and development and expansion of our operational and administrative infrastructure. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, product lines or products. However, we have no current plans, agreements or commitments with respect to any such acquisition, and we are not currently engaged in any negotiations with respect to any such transaction. The amount we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in "Risk Factors." Therefore, we will have broad discretion in the way we use the net proceeds.

     Pending other uses, we intend to invest the net proceeds of this offering in interest-bearing short-term investments or bank deposits. Any investments or bank deposits in Israel will have interest and principal linked to a non-Israeli currency or the consumer price index in Israel.

                                DIVIDEND POLICY

     We have never paid cash dividends to our shareholders and we currently do not intend to pay dividends for the foreseeable future. We intend to reinvest earnings in the development and expansion of our business. We currently intend to reinvest the amount of tax exempt income derived from our "Approved Enterprise" and not to distribute such income as dividends. We may only pay cash dividends in any fiscal year out of "profits," as determined under Israeli law. One of our lines of credit prohibits us from paying dividends or making other distributions. See "Management's Discussion and Analysis -- Liquidity and Capital Resources."

     Because of our investment program's Approved Enterprise status, the payment of dividends by us may be subject to Israeli taxes to which it would not otherwise be subject. The tax exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting us to taxes only upon a complete liquidation. If we decide to distribute cash dividends out of income that has been exempt from tax, the income out of which the dividend is distributed will be subject to Israeli corporate tax.

     In the event we declare dividends in the future, we will pay those dividends in U.S. dollars. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares, may be freely paid in non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided that Israeli income tax has been paid on or withheld from such dividends). Because exchange rates between NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to currency fluctuation between the date when the dividends are declared and the date the dividends are paid.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2000:

     - on an actual basis;

     - on a pro forma basis, after giving effect to the equivalent of a 3-for-5 reverse share split to be effected through the combination of a reverse share split and a share dividend and conversion of all outstanding preferred shares into ordinary shares; and


     - on a pro forma as adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of 5,000,000 ordinary shares offered hereby at an assumed public offering price of $9.00 per share.



                                                                    AS OF MARCH 31, 2000
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                       (IN THOUSANDS)
Current portion of long-term obligations..................  $    194    $    194      $    194
                                                            ========    ========      ========
Long-term obligations, excluding current portion..........  $    156    $    156      $    156
                                                            --------    --------      --------
Shareholders' equity:
  Preferred shares, NIS 0.02 par value: 20,432,086 shares
     authorized; 13,499,898 shares issued and outstanding
     actual; no shares issued and outstanding pro forma
     and pro forma as adjusted............................        60          --            --
  Ordinary shares, NIS 0.02 par value: 9,807,914 shares
     authorized; 7,479,645 shares issued and outstanding
     actual; 20,979,543 shares issued and outstanding on a
     pro forma basis; and 25,979,543 shares issued and
     outstanding on a pro forma as adjusted basis.........        14          74            99
Additional paid in capital................................    40,385      40,385        80,960
Deferred compensation.....................................    (2,308)     (2,308)       (2,308)
Accumulated deficit.......................................   (31,993)    (31,993)      (31,993)
                                                            --------    --------      --------
Total shareholders' equity................................     6,158       6,158        46,758
                                                            --------    --------      --------
Total capitalization......................................  $  6,314    $  6,314      $ 46,914
                                                            ========    ========      ========


     This table excludes the following:

     - 1,544,941 shares underlying options outstanding as of March 31, 2000 at a weighted exercise price of $2.99 per share;

     - 393,552 shares subject to warrants outstanding as of March 31, 2000 at a weighted exercise price of $1.96 per share;

     - 2,675,400 ordinary shares available for future grants under our 2000 Share Option Plans subject to an automatic increase of the lesser of 5% of the then outstanding shares or 1,250,000 shares annually; and

     - 800,000 ordinary shares available for issuance under our 2000 Employee Share Purchase Plan subject to an automatic increase of the lesser of 2% of the then outstanding shares or 500,000 shares annually.

     Since March 31, 2000, we have issued additional options to three directors to purchase 80,000 ordinary shares in the aggregate at an exercise price of $10.00 per share. As of March 31, 2000, we also had additional outstanding employee options to purchase 939,039 ordinary shares at a weighted average exercise price of $0.58 per share. All the underlying shares to be issued upon exercise of these options are issued and held by a trustee and were included in the ordinary shares outstanding.

                                    DILUTION


     Our pro forma net tangible book value as of March 31, 2000 was $6.2 million or approximately $0.29 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of ordinary shares outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in the offering made hereby and the pro forma net tangible book value per ordinary share immediately after the completion of this offering. After giving effect to the sale of the 5,000,000 ordinary shares offered by us hereby at an assumed public offering price of $9.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at March 31, 2000 would have been $46.8 million or approximately $1.80 per share. This represents an immediate increase in pro forma net tangible book value of $1.51 per share to existing shareholders and an immediate dilution in net tangible book value of $7.20 per share to new investors in this offering. The following table illustrates this dilution on a per share basis:



Assumed initial public offering price per share.............          $9.00
     Pro forma net tangible book value per share as of March
       31, 2000.............................................  $0.29
     Increase per share attributable to new investors.......   1.51
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................           1.80
                                                                      -----
Dilution in net tangible book value per share to new
  investors.................................................          $7.20
                                                                      =====



     The following table sets forth on a pro forma basis, as of March 31, 2000, after giving effect to the automatic conversion upon the closing of the offering of all our outstanding preferred shares into 13,499,898 ordinary shares, the total number of ordinary shares purchased from us, the total consideration paid and the average price per share paid by existing holders of ordinary shares and by the new investors, before deducting the underwriting discount and estimated offering expenses payable by us, at an assumed public offering price of $9.00 per share.



                                         SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                      ----------------------    ----------------------      PRICE
                                        NUMBER       PERCENT      AMOUNT       PERCENT    PER SHARE
                                      -----------    -------    -----------    -------    ---------
Existing shareholders...............   20,979,543       81%     $32,069,000       42%       $1.53
New public investors................    5,000,000       19       45,000,000       58         9.00
                                      -----------      ---      -----------      ---
     Total..........................   25,979,543      100%     $77,069,000      100%
                                      ===========      ===      ===========      ===


     This table excludes the following:

     - 1,544,941 shares underlying options outstanding as of March 31, 2000 at a weighted exercise price of $2.99 per share;

     - 393,552 shares subject to warrants outstanding as of March 31, 2000 at a weighted exercise price of $1.96 per share;

     - 2,675,400 ordinary shares available for future grants under our 2000 Share Option Plans subject to an automatic increase of the lesser of 5% of the then outstanding shares or 1,250,000 shares annually; and

     - 800,000 ordinary shares available for issuance under our 2000 Employee Share Purchase Plan subject to an automatic increase of the lesser of 2% of the then outstanding shares or 500,000 shares annually.

     Since March 31, 2000, we have issued additional options to three directors to purchase 80,000 ordinary shares in the aggregate at an exercise price of $10.00 per share. As of March 31, 2000, we also had additional outstanding employee options to purchase 939,039 ordinary shares at a weighted average exercise price of $0.58 per share. All the underlying shares to be issued upon exercise of these options are issued and held by a trustee and were included in the ordinary shares outstanding.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from our audited financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1995 and 1996 and the selected consolidated balance sheet data as of December 31, 1995, 1996 and 1997 are derived from audited consolidated financial statements that are not included herein. For the years ended December 31, 1995 and 1996 the audited financial statements were adjusted to eliminate the results of operations of two divisions, our Nester and Systems divisions, that were spun off from our operations in 1997. Therefore the numbers presented here for 1995 and 1996 represent unaudited adjusted numbers for these periods. The consolidated statement of operations data for the three months ended March 31, 1999 and 2000 and the consolidated balance sheet data at March 31, 2000 are derived from unaudited interim financial statements that have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations at those dates. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. The historical results are not necessarily indicative of results to be expected for any future period. The following selected financial data are qualified by reference to and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                                    THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                             MARCH 31,
                                 ---------------------------------------------------------------   ---------------------
                                    1995         1996         1997         1998         1999        1999        2000
                                 ----------   ----------   ----------   ----------   -----------   -------   -----------
                                         (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)                 (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Software license.............  $    2,111   $    1,491   $    1,235   $    3,932   $     5,414   $   758   $     2,126
  Service and maintenance......       1,660        1,893        1,080        2,139         4,912     1,271         1,385
                                 ----------   ----------   ----------   ----------   -----------   -------   -----------
    Total revenues.............       3,771        3,384        2,315        6,071        10,326     2,029         3,511
Cost of revenues:
  Software license.............          21           14           13           25            71         7           110
  Service and maintenance......       1,387        1,458        1,035        2,301         4,299       925         1,213
                                 ----------   ----------   ----------   ----------   -----------   -------   -----------
    Total cost of revenues.....       1,408        1,472        1,048        2,326         4,370       932         1,323
                                 ----------   ----------   ----------   ----------   -----------   -------   -----------
Gross profit...................       2,363        1,912        1,267        3,745         5,956     1,097         2,188
Operating expenses:
  Research and development
    expenses, net..............         858          862        1,339        2,284         2,910       553         1,064
  Sales and marketing
    expenses...................       1,848        2,184        3,172        6,019         8,274     1,894         3,174
  General and administrative
    expenses...................         672        1,025        1,120        1,333         1,759       423           952
  Share based compensation.....          --           --           --           --           738        26           355
                                 ----------   ----------   ----------   ----------   -----------   -------   -----------
    Total operating expenses...       3,378        4,071        5,631        9,636        13,681     2,896         5,545
                                 ----------   ----------   ----------   ----------   -----------   -------   -----------
Loss from operations...........      (1,015)      (2,159)      (4,364)      (5,891)       (7,725)   (1,799)       (3,357)
Interest and other (expenses)
  income, net..................        (210)        (278)        (148)          33          (254)      (22)           (5)
                                 ----------   ----------   ----------   ----------   -----------   -------   -----------
Net loss.......................  $   (1,225)  $   (2,437)  $   (4,512)  $   (5,858)  $    (7,979)  $(1,821)  $    (3,352)
                                 ==========   ==========   ==========   ==========   ===========   =======   ===========
Dividend related to convertible
  preferred shares.............          --           --           --           --        (4,989)       --            --
                                 ==========   ==========   ==========   ==========   ===========   =======   ===========
Net loss attributable to
  ordinary shareholders........      (1,225)      (2,437)      (4,512)      (5,858)      (12,968)   (1,821)       (3,352)
                                 ==========   ==========   ==========   ==========   ===========   =======   ===========
Net loss per ordinary share....  $    (0.24)  $    (0.47)  $    (0.80)  $    (0.99)  $     (2.18)            $     (0.56)
Shares used in computing basic
  and diluted net loss per
  share........................   5,081,265    5,216,705    5,657,728    5,914,735     5,948,816               6,001,896
Pro forma basic and diluted net
  loss per share (unaudited)...                                                      $     (0.73)            $     (0.17)
Shares used in computing pro
  forma basic and diluted net
  loss per share (unaudited)...                                                       17,692,964              19,501,794


                                                                           DECEMBER 31,                    MARCH 31,
                                                          ----------------------------------------------   ---------
                                                           1995      1996      1997      1998     1999       2000
                                                          -------   -------   -------   ------   -------   ---------
                                                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...............................  $    72   $   104   $   301   $3,770   $ 7,838    $ 4,739
Working capital.........................................   (1,180)   (2,770)     (604)   4,178     8,007      5,149
Total assets............................................    2,683     1,866     2,604    7,983    14,195     10,801
Long-term liabilities, net of current portion...........    1,334     1,954     1,530    1,254     1,112      1,171
Shareholders' equity (net capital deficiency)...........   (1,416)   (3,954)   (3,177)   4,657     8,821      6,158

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words, "expects," "anticipates," "intends," "believes" and similar language. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to the risks discussed in the section titled "Risk Factors" in this prospectus.

OVERVIEW

     Prior to 1996, our operations were primarily related to consulting and custom software solutions. In late 1996, we engaged in a comprehensive reexamination of our strategy and changed our strategic focus to concentrate on providing service optimization software products based on our W-6 Service Scheduler and TechMate technologies. This change in focus was intended to allow us to license software products useable by multiple clients, rather than developing customized software for each client. In connection with this change of strategy, we de-emphasized our consulting business. At that time we also spun off our textile software operations to our then existing shareholders and discontinued our defense application business. Since early 1997, we have invested significant resources in developing products based on our W-6 Service Scheduler and TechMate technologies, including increasing the number of our employees involved in research and development, sales and marketing, and professional services.


     We believe that in today's economy successful businesses must provide customer service over the Internet and increase the performance of their existing service resources. In response to this need, we repositioned our products to emphasize that they enable our clients to offer self-scheduling capabilities and automated diagnostic and repair capabilities over the Internet. Accordingly, in September 1999 we began marketing our product lines under new names, ClickSchedule and ClickFix and in January 2000 we changed our name to ClickService Software Ltd. In May 2000, we changed our name to ClickSoftware Technologies Ltd. While some of our clients use the web-based features of our products in an intranet environment, as of the date of this prospectus, none of our clients is currently offering Internet self-scheduling options to its customers. As of the date of this prospectus, three of our clients are implementing our solutions to offer Internet self-scheduling options to their customers.


     In conjunction with the repositioning of our ClickSchedule and ClickFix product lines, we introduced additional software license pricing structures to our clients. Until November 1999, our pricing model was based upon an initial license fee determined by the number of service resources to be scheduled, followed by periodic maintenance fees. Our new pricing structures include lower initial license fees followed by monthly payments which are based on either the number of service resources to be scheduled or the number of scheduling transactions conducted. We introduced this pricing structure to offer a more flexible pricing structure for our clients with seasonal businesses and for our clients which do not schedule their own resources or experience a high degree of variability in the number of scheduling transactions conducted. We believe that rapid acceptance of our new pricing structures may reduce the initial amount of our software license revenues we realize at the time of sale and could cause our revenue growth to decrease in the short term.

     We derive revenues from software licensing and service and maintenance fees. Prior to 1997, substantially all of our revenues were derived from professional service and maintenance fees for customized solutions and related software license fees. Professional service and maintenance revenues comprised 48% of our total revenues for 1999 and 39% of our total revenues for the three months ended March 31, 2000. We believe that as our client base matures, and as an increasing number of existing clients purchase additional licenses, the percentage of revenues derived from license fees will increase as a percentage of revenues while the percentage of revenues derived from service and maintenance fees will increase on an absolute basis but decrease as a percentage of revenues. Our gross margins on service and maintenance revenues were 12% for 1999 and 12% for the three months ended March 31, 2000, as compared with gross margins on license revenues of 99% for 1999 and 95% for the three months ended March 31, 2000.

     Our operating history shows that a significant percentage of our quarterly revenues come from orders placed toward the end of a quarter. For example, in the year ended December 31, 1999, an average of 41% of recognized revenue was realized in the last two weeks of each quarter and in the three months ended March 31, 2000, 57% of realized revenue was recognized in the last two weeks of the quarter. A delay in the completion of a sale past the end of a particular quarter could negatively impact results for that quarter. In addition, we expect that revenues in the first quarter of each year will be lower than in the last quarter of the previous year primarily due to the seasonality resulting from our current and prospective clients' budgetary, procurement and sales cycles. As of December 31, 1999, we had outstanding trade receivables of approximately $4.0 million which represented approximately 38% of 1999 total revenues. As of March 31, 2000, we had outstanding trade receivables of approximately $3.2 million. Our trade receivables typically have 30 to 60 day terms, although we also negotiate longer payment plans with some of our clients.

     Software license revenues are comprised of perpetual or annual software license fees primarily derived from contracts with our direct sales clients and our indirect distribution channels. We recognize revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition," or SOP 97-2, as amended by Statement of Position 98-4. Under SOP 97-2, we recognize software license revenues when a software license agreement has been executed or a definitive purchase order has been received and the product has been delivered to our clients, no significant obligations with regard to implementation remain, the fee is fixed and determinable, and collectability is probable.

     Service and maintenance revenues are comprised of revenues from implementation, consulting, training release updates and customer service support fees. Clients licensing our products generally purchase consulting agreements from us. Consulting revenues are recognized on a straight-line basis over the life of the agreement. Consulting services are billed at an agreed-upon rate plus incurred expenses. Customer support is charged as a percentage of license fees depending upon the level of support coverage requested by the customer. A fee of 18% of license fees is charged for five day a week, eight hour a day coverage and 24% of license fees for seven day a week, twenty-four hour coverage. Our products are marketed worldwide through a combination of a direct sales force, consultants and various business relationships we have with implementation and technology companies and resellers.

     Cost of revenues consists of cost of software license revenues and cost of service and maintenance revenues. Cost of software license revenues consists of expenses related to media duplication and packaging of our products. Cost of service and maintenance revenues consists of expenses related to salaries, expenses of our professional services organizations, costs related to third-party consultants and equipment costs.

     Operating expenses are categorized into research and development expenses, net, sales and marketing expenses, general and administrative expenses, and share based compensation.

     Research and development expenses consist primarily of personnel costs to support product development, net of grants received from the Chief Scientist. These personnel expenses accounted for 83% of gross research and development expenses for the year ended December 31, 1999 and 86% for the three months ended March 31, 2000. In return for some of these grants, we are obligated to pay the Israeli Government royalties as described below which are included in sales and marketing expenses. Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred.

     Personnel and related costs, primarily from our direct sales force and marketing staff, comprised 56% of our sales and marketing expenses for the year ended December 31, 1999 and 58% for the three months ended March 31, 2000. Marketing programs, including advertising, public relations, trade shows and promotional events comprised 44% of our sales and marketing expenses for the year ended December 31, 1999 and 42% for the three months ended March 31, 2000, net of grants received from the Fund for the

Encouragement of Marketing Activities established by the Government of Israel. In return for these grants, we are obligated to pay the Israeli Government royalties as described below. We expect that sales and marketing expenses will increase on an absolute basis over the next year, as we hire additional sales and marketing personnel, continue to promote our brand and our new corporate name, continue our Internet initiative and increase our international sales efforts.


     General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, accounting, human resources, facilities and legal.


     Share based compensation represents the aggregate difference, at the date of grant, between the respective exercise price of stock options and the deemed fair market value of the underlying stock. Share based compensation is amortized over the vesting period of the underlying options, generally four years. We recorded deferred share based compensation totaling $3.4 million for the year ended December 31, 1999. We expensed share based compensation of $0.7 million in the year ended December 31, 1999 and $0.4 million in the three months ended March 31, 2000. The total deferred compensation of $2.3 million recorded as of March 31, 2000 will be amortized as follows: $1.0 million in the year ended December 31, 2000; $0.8 million in the year ended December 31, 2001; $0.4 million in the year ended December 31, 2002; and $0.1 million in the year ended December 31, 2003. As of March 31, 2000, no additional deferred compensation was recorded.


     Interest and other (expenses) income, net, includes interest income earned on our cash and cash equivalents, offset by interest expense, and also includes the effects of foreign currency translations.


     During the quarter ended December 31, 1999, we recorded a preferred share dividend of $5.0 million representing the value of the beneficial conversion feature on the issuance of convertible preferred shares in December 1999. The beneficial conversion feature was calculated at the commitment date based on the difference between the conversion price of $6.277 per share and the estimated fair value of the ordinary shares at that date.


     In 1997, 36% of our revenues were generated in North America, 25% in Europe, 29% in Israel and 10% in Singapore. In 1998, 71% of our revenues were generated in North America, 20% in Europe, 8% in Israel and 1% in Singapore. In 1999, 67% of our revenues were generated in North America, 21% in Europe, 9% in Israel and 3% in Singapore. In the three months ended March 31, 2000, 79% of our revenues were generated in North America, 14% in Europe, 3% in Israel and 4% in Singapore. Additionally, as of December 31, 1998 we had long-lived assets in North America of $220,000, in Europe of $47,000 and Israel of $973,000. As of December 31, 1999 we had long-lived assets in North America of $352,000, in Europe of $94,000 and Israel of $1.1 million. As of March 31, 2000, we had long-lived assets in North America of $385,000 in Europe of $112,000 and in Israel of $1.2 million. See also Note 5 to the Consolidated Financial Statements.

     The functional currency of our operations is the U.S. dollar, which is the primary currency in the economic environment in which we conduct our business. A significant portion of our research and development expenses is incurred in New Israeli Shekels ("NIS") and a portion of our revenues and expenses are incurred in British Pounds. The results of our operations are subject to fluctuations in these exchange rates which are influenced by various global economic factors, including inflation in Israel.

     The effects of foreign currency exchange rates on our results of operations for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and March 31, 2000 were immaterial.

RESULTS OF OPERATIONS

     Our historical operating results for each of the three years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and March 31, 2000 as a percentage of total revenues are as follows:


                                                                                    THREE MONTHS
                                                                                        ENDED
                                                       YEAR ENDED DECEMBER 31,        MARCH 31,
                                                      -------------------------     -------------
                                                      1997      1998      1999      1999     2000
                                                      -----     -----     -----     ----     ----
Revenues:
  Software license..................................    53%       65%       52%      37%      61%
  Service and maintenance...........................    47        35        48       63       39
                                                      ----       ---      ----      ---      ---
     Total revenues.................................   100       100       100      100      100
Cost of revenues:
  Software licenses.................................    --        --        --       --        3
  Service and maintenance...........................    45        38        42       46       35
                                                      ----       ---      ----      ---      ---
     Total cost of revenues.........................    45        38        42       46       38
                                                      ----       ---      ----      ---      ---
Gross profit........................................    55        62        58       54       62
Operating expenses:
  Research and development expenses, net............    58        38        28       27       30
  Sales and marketing expenses......................   137        99        80       93       90
  General and administrative expenses...............    48        22        17       21       27
  Share based compensation..........................    --        --         7        1       10
                                                      ----       ---      ----      ---      ---
     Total operating expenses.......................   243       159       132      142      157
                                                      ----       ---      ----      ---      ---
Loss from operations................................  (189)      (97)      (75)     (89)     (96)
Interest and other (expenses) income, net...........    (6)        1        (2)      (1)       1
                                                      ----       ---      ----      ---      ---
Net loss............................................  (195)%     (96)%     (77)%    (90)%    (95)%
                                                      ====       ===      ====      ===      ===
Dividend related to convertible preferred shares....    --        --       (48)%     --       --
                                                      ====       ===      ====      ===      ===
Net loss attributable to ordinary shareholders......  (195)%     (96)%    (126)%    (90)%    (95)%
                                                      ====       ===      ====      ===      ===


  THREE MONTHS ENDED MARCH 31, 1999 AND 2000

     Revenues. Revenues increased $1.5 million or 73% to $3.5 million in the three months ended March 31, 2000 from $2.0 million in the three months ended March 31, 1999. Revenues from clients outside North America accounted for 21% of revenues during the three months ended March 31, 2000, of which 14% were in Europe, and 26% of revenues during the three months ended March 31, 1999, of which 19% were in Europe.

     Software License. Software license revenues were $2.1 million or 61% of revenues in the three months ended March 31, 2000 and $0.8 million or 37% of revenues in the three months ended March 31, 1999. The increase in software license revenues was due to a large sale to one client, an increase in our client base and recurring sales to our installed base of clients.

     Service and Maintenance. Service and maintenance revenues were $1.4 million or 39% of revenues in the three months ended March 31, 2000 and $1.3 million or 63% of revenues in the three months ended March 31, 1999. The decrease in service and maintenance revenues as a percentage of revenues for the three months ended March 31, 2000 from the three months ended March 31, 1999 was due primarily to increased sales of ClickSchedule software licenses and decreased implementation times.

     Cost of Revenues. Cost of revenues were $1.3 million or 38% of revenues in the three months ended March 31, 2000 and $0.9 million or 46% of revenues in the three months ended March 31, 1999. The increase in the cost of revenues on an absolute basis was due to an increased number of licenses sold which resulted in an increased demand for our professional services, as well as an increase in our use of third party contractors to provide a portion of these services. Gross profit was 62% in the three months ended March 31, 2000 as compared to 54% in the three months ended March 31, 1999. These fluctuations are primarily due to increased sales of software licenses and increased efficiency. The gross margins for our service and maintenance revenues were 12% for the three months ended March 31, 2000 as compared to gross margins of 95% for license revenues for the same period.

     Cost of Software Licenses. Cost of software license revenues were $0.1 million or 3% of total revenues in the three months ended March 31, 2000 and $7,000 or less than 1% of revenues in the three months ended March 31, 1999. The increase in cost of software license revenues was due to our purchase of third party software products.

     Cost of Service and Maintenance. Cost of service and maintenance revenues were $1.2 million or 35% of revenues in the three months ended March 31, 2000 and $0.9 million or 46% of revenues in the three months ended March 31, 1999. This absolute increase in the cost of service and maintenance revenues from 1999 to 2000 was due to increased professional services required as a result of the increase in sale of licenses, which resulted in an additional $0.2 million in personnel related costs, and an increase in the use of third party consultants, which resulted in an additional $0.1 million in costs. The total number of professional services employees employed by us was 42 on March 31, 2000 and 27 on March 31, 1999.

     Operating Expenses. Total operating expenses were $5.5 million or 157% of revenues in the three months ended March 31, 2000 and $2.9 million or 142% of revenues in the three months ended March 31,1999.

     Research and Development Expenses, Net. Research and development expenses, net of related grants, were $1.1 million or 30% of revenues in the three months ended March 31, 2000 and $0.6 million or 27% of revenues in the three months ended March 31, 1999. We received or accrued grants from the Chief Scientist in the amounts of $0.1 million in the three months ended March 31, 2000 and $0.3 million in the three months ended March 31, 1999. The increase in research and development expenses on an absolute basis was due to an increase of $0.3 million in personnel related costs related to our development of ClickSchedule and ClickFix product lines. The decrease in grants from the three months ended March 31, 1999 to the three months ended March 31, 2000 is due to pending approvals grants from the Chief Scientist for the year 2000.


     Sales and Marketing Expenses. Sales and marketing expenses were $3.2 million or 90% of revenues in the three months ended March 31, 2000 and $1.9 million or 93% of revenues in the three months ended March 31, 1999. The increase in sales and marketing expenses was due to additional sales and marketing efforts related to the new marketing focus for our ClickSoftware product lines, which resulted in an increase of $0.9 million of personnel related costs as well as additional marketing costs. We expect that sales and marketing expenses will increase on an absolute basis in future periods, as we hire additional sales and marketing personnel, continue to promote our brand and establish sales in additional geographic areas. The total number of sales and marketing employees employed by us was 54 on March 31, 2000 and 31 on March 31, 1999.


     General and Administrative Expenses. General and administrative expenses were $1 million or 27% of revenues in the three months ended March 31, 2000 and $0.4 million or 21% of revenues in the three months ended March 31,1999. The increase in general and administrative expenses is due to a $0.3 million specific allowance for doubtful accounts and increased personnel costs related to the growth of our business and operations.

     Share Based Compensation. Share based compensation for the three months ended March 31, 2000 amounted to approximately $0.4 million of previously recorded deferred compensation. Share based compensation for the three months ended March 31, 1999 amounted to $26,000.

  Years Ended December 31, 1999, 1998 and 1997

     Revenues. Revenues increased $4.2 million or 70% to $10.3 million in 1999 from $6.1 million in 1998. In 1998 revenues increased $3.8 million or 162% to $6.1 million, from $2.3 million in 1997. Revenues from clients outside North America accounted for 32% of revenues during 1999, of which 21% were in Europe, 29% of revenues during 1998, of which 20% were in Europe and 64% of revenues during 1997, of which 29% were in Israel, 25% were in Europe and 10% were in Singapore.

     Software License. Software license revenues were $5.4 million or 52% of revenues in 1999, $3.9 million or 65% of revenues in 1998 and $1.2 million or 53% of revenues in 1997. The increase in software license revenues was due to increased average sales per client, growth of our client base among Internet access and telecommunication service companies and recurring sales to our installed base of clients. The decrease in software license revenues as a percentage of revenues in 1999 was primarily due to the fact that many of our new implementations require higher initial service and maintenance and a small number of software licenses.

     Service and Maintenance. Service and maintenance revenues were $4.9 million or 48% of revenues in 1999, $2.1 million or 35% of revenues in 1998 and $1.1 million or 47% of revenues in 1997. The increase in service and maintenance revenues from 1998 to 1999 was primarily due to an increase in the number of our clients during these periods, and increased sales of professional services related to ClickSchedule, primarily implementations, that these new clients require. The increase in service and maintenance revenues from 1997 to 1998 was due to an increase in the number of our clients.

     Cost of Revenues. Cost of revenues were $4.4 million or 42% of revenues in 1999, $2.3 million or 38% of revenues in 1998 and $1.0 million or 45% of revenues in 1997. This increase in the cost of revenues on an absolute basis was due to an increased number of clients which resulted in an increased demand for our professional services. Gross profit was 58% in 1999 as compared to 62% in 1998 and 55% in 1997. These fluctuations are primarily due to the changing mix of service and maintenance revenues compared to software license revenues. Our service and maintenance revenues have significantly lower gross margins than our software license revenues.

     Cost of Software Licenses. Cost of software license revenues were $71,000 in 1999, $25,000 in 1998 and $13,000 in 1997. Cost of software license revenues were less than 1% of revenues in 1999, 1998 and 1997.

     Cost of Service and Maintenance. Cost of service and maintenance revenues were $4.3 million or 42% of revenues in 1999, $2.3 million or 38% of revenues in 1998, and $1.0 million or 45% of revenues in 1997. This increase in the cost of service and maintenance revenues from 1998 to 1999 was due primarily to an increase in the sale of licenses, which resulted in an increase of $1.4 million in personnel related costs, an increase of $0.3 million in third party related costs and an increase of $0.3 million in other expenses. The total number of professional services employees employed by us was 35 on December 31, 1999, 23 on December 31, 1998 and 14 on December 31, 1997.

     Operating Expenses. Total operating expenses were $13.7 million or 132% of revenues in 1999, $9.6 million or 159% of revenues in 1998 and $5.6 million or 243% of revenues in 1997.

     Research and Development Expenses, Net. Research and development expenses, net of related grants, were $2.9 million or 28% of revenues in 1999, $2.3 million or 38% of revenues in 1998 and $1.3 million or 58% of revenues in 1997. We received or accrued grants from the Chief Scientist in the amounts of $1.0 million in 1999, $0.9 million in 1998 and $0.5 million in 1997. The increase in research and development expenses on an absolute basis from 1997 to 1998 and 1998 to 1999 was primarily due to an increase of $1.8 million in personnel related costs related to our ClickSchedule and ClickFix product lines. We are continuing to invest substantially in research and development, and we expect that research and development expenses will increase on an absolute basis in the future.

     Sales and Marketing Expenses. Sales and marketing expenses were $8.3 million or 80% of revenues in 1999, $6.0 million or 99% of revenues in 1998 and $3.2 million or 137% of revenues in 1997. The increase in 1999 was primarily due to additional sales and marketing efforts related to the new marketing focus for our ClickSoftware product line in the fourth quarter and expansion of our sales and marketing efforts worldwide during 1999. Personnel related costs increased $1.4 million from 1998 to 1999 and other expenses increased $0.9 million. We expect that sales and marketing expenses will increase on an absolute basis in future periods, as we hire additional sales and marketing personnel, continue to promote our brand and establish sales in additional geographic areas.

     General and Administrative Expenses. General and administrative expenses were $1.8 million or 17% of revenues in 1999, $1.3 million or 22% of revenues in 1998 and $1.1 million or 48% of revenues in 1997. We expect that the absolute dollar amount of general and administrative expenses will continue to increase as we expand our operations and incur incremental costs of being a public company.

     Share Based Compensation. Share based compensation for the year ended December 31, 1999 amounted to $0.7 million. Deferred compensation at December 31, 1999 amounted to $2.7 million which will be amortized over the period during which the options vest, generally four years.

     Interest and Other (Expenses) Income, Net. Interest expenses, net, were $0.3 million or 2% of revenues in 1999, income was $33,000 or less than 1% of revenues in 1998 and expenses were $0.1 million or 6% of revenues in 1997.

     Income Taxes. As of December 31, 1999, we had approximately $9.8 million of Israeli net operating loss carryforwards, approximately $10.0 million of U.S. federal net operating loss carryforwards and approximately $0.7 million of British net operating loss carryforwards available to offset future taxable income. The Israeli and British net operating loss carryforwards have no expiration date. The U.S. net operating loss carryforwards will expire in various amounts in the years 2008 to 2013.


     Preferred Share Dividend. During the quarter ended December 31, 1999, we recorded a preferred share dividend of $5.0 million representing the value of the beneficial conversion feature on the issuance of convertible preferred shares in December 1999. The beneficial conversion feature was calculated at the commitment date based on the difference between the conversion price of $6.277 per share and the estimated fair value of the ordinary shares at that date.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our historical unaudited quarterly results of operations for the four quarters ended December 31, 1999 and for the quarter ended March 31, 2000. The 1999 data is unaudited and derived from our audited annual Consolidated Financial Statements and Notes appearing elsewhere in this prospectus. The data for the quarter ended March 31, 2000 is unaudited and derived from our unaudited financial statements appearing elsewhere in this prospectus. In the opinion of management, such quarterly financial information has been prepared on the same basis as our annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial results set forth therein. The statement of operations data should be read in conjunction with the Consolidated Financial Statements and Notes in this prospectus. Our results of operations have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter. Results of operations for any previous quarter are not necessarily indicative of results for any future period.


                                                                             THREE MONTHS ENDED
                                               ------------------------------------------------------------------------------
                                               MAR. 31, 1999   JUNE 30, 1999   SEPT. 30, 1999   DEC. 31, 1999   MAR. 31, 2000
                                               -------------   -------------   --------------   -------------   -------------
                                                                           (DOLLARS IN THOUSANDS)
Revenues:
  Software license...........................     $   758         $ 1,033         $ 1,352          $ 2,271         $ 2,126
  Service and maintenance....................       1,271           1,308           1,407              926           1,385
                                                  -------         -------         -------          -------         -------
    Total revenues...........................       2,029           2,341           2,759            3,197           3,511
Cost of revenues:
  Software license...........................           7              11               3               50             110
  Service and maintenance....................         925             958           1,156            1,260           1,213
                                                  -------         -------         -------          -------         -------
    Total cost of revenues...................         932             969           1,159            1,310           1,323
                                                  -------         -------         -------          -------         -------
Gross profit.................................       1,097           1,372           1,600            1,887           2,188
Operating expenses:
  Research and development expenses, net.....         553             625             843              889           1,064
  Sales and marketing expenses...............       1,894           1,811           1,993            2,576           3,174
  General and administrative expenses........         423             435             404              497             952
  Share based compensation...................          26              14             622               76             355
                                                  -------         -------         -------          -------         -------
    Total operating expenses.................       2,896           2,885           3,862            4,038           5,545
                                                  -------         -------         -------          -------         -------
Loss from operations.........................      (1,799)         (1,513)         (2,262)          (2,151)         (3,357)
Interest and other (expenses) income, net....         (22)            (65)             85             (252)             (5)
                                                  =======         =======         =======          =======         =======
Net loss.....................................     $(1,821)        $(1,578)        $(2,177)         $(2,403)        $(3,352)
                                                  =======         =======         =======          =======         =======
Dividend related to convertible preferred
  shares.....................................     $    --         $    --         $    --           (4,989)        $    --
                                                  =======         =======         =======          =======         =======
Net loss attributable to ordinary
  shareholders...............................     $(1,821)        $(1,578)        $(2,177)         $(7,392)        $(3,352)
                                                  =======         =======         =======          =======         =======
AS A PERCENTAGE OF TOTAL REVENUES:
Revenues:
  Software license...........................          37%             44%             49%              71%             61%
  Service and maintenance....................          63              56              51               29              39
                                                  -------         -------         -------          -------         -------
    Total revenues...........................         100             100             100              100             100
Cost of revenues:
  Software license...........................          --              --              --                2               3
  Service and maintenance....................          46              41              42               39              35
                                                  -------         -------         -------          -------         -------
    Total cost of revenues...................          46              41              42               41              38
                                                  -------         -------         -------          -------         -------
Gross profit.................................          54              59              58               59              62
Operating expenses:
  Research and development expenses, net.....          27              27              31               28              30
  Sales and marketing expenses...............          93              77              72               81              90
  General and administrative expenses........          21              19              15               16              27
  Share based compensation...................           1               1              23                2              10
                                                  -------         -------         -------          -------         -------
    Total operating expenses.................         142             124             141              127             157
                                                  -------         -------         -------          -------         -------
Loss from operations.........................         (89)            (65)            (83)             (68)            (96)
Interest and other (expenses) income, net....          (1)             (3)              3               (8)              1
                                                  -------         -------         -------          -------         -------
Net loss.....................................         (90)%           (68)%           (80)%            (76)%           (95)%
                                                  =======         =======         =======          =======         =======
Dividend related to convertible preferred
  shares.....................................          --              --              --             (156)%            --
                                                  =======         =======         =======          =======         =======
Net loss attributable to ordinary
  shareholders...............................         (90)%           (68)%           (80)%           (231)%           (95)%
                                                  =======         =======         =======          =======         =======

     Our quarterly operating results for the five quarters ended March 31, 2000 were driven by the continued acceptance of our ClickSchedule and ClickFix product lines, and increased expenses related to these products. Our revenues have grown on a quarterly basis due to increased sales of software licenses and related professional services to an expanding base of clients, as well as increased levels of recurring sales to existing clients. The increase in the cost of revenues was due primarily to the increase in the number of our professional services personnel from 23 at the beginning of 1999 to 42 as of March 31, 2000. In the quarter ended December 31, 1999, the gross margin on service and maintenance was negative due to the substantial increase in the number of professional services personnel hired during these periods and was 12% in the three months ended March 31, 2000. Research and development expenses, net, increased primarily due to the continued development of our ClickSchedule and ClickFix product lines. The increase in sales and marketing expenses is attributable to the new marketing campaign for our ClickSchedule and ClickFix product lines and costs related to increased sales personnel and spending on trade shows and media advertising. General and administrative expenses increased in the fourth quarter of 1999 as well as the first quarter of 2000 primarily due to greater personnel expenses and costs associated with our anticipated public offering. In the first quarter of 2000, general and administrative expenses also increased as a result of a $0.3 million increase in the specific allowance for doubtful accounts. We intend to further increase our sales and marketing expenses as we continue to promote our ClickSchedule and ClickFix product lines and also anticipate general and administrative expenses will increase as a result of this offering.

     The amount and timing of our operating expenses generally will vary from quarter to quarter depending on our level of actual and anticipated business activities. Our revenues and operating results are difficult to forecast and will fluctuate, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Our operating history has shown that a significant percentage of our quarterly revenues come from orders placed toward the end of a quarter. For example, in 1999, an average of 41% of recognized revenue was realized in the last two weeks of each quarter and in the three months ended March 31, 2000, 57% of realized revenue was recognized in the last two weeks of the quarter. A delay in the completion of a sale past the end of a particular quarter could negatively impact results for that quarter. In addition, we expect that revenues in the first quarter of each year will be lower than in the last quarter of the previous year primarily due to the seasonality resulting from our current and prospective clients' budgetary, procurement and sales cycles. Our future quarterly operating results may not meet the expectations of security analysts or investors in any given quarter, which may cause our ordinary shares to decline significantly.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have funded operations primarily through the private placement of equity securities and, to a lesser extent, borrowings from financial institutions. We have raised an aggregate of approximately $32.0 million, net of issuance costs, from the sale of preferred shares and ordinary shares. As of March 31, 2000, we had cash and cash equivalents of $4.7 million, a decrease from $7.8 million of cash and cash equivalents as of December 31, 1999.

     Cash used in operations includes expenditures associated with research and development activities and marketing efforts related to promotion of our products. For the three months ended March 31, 2000, cash used in operations was $2.9 million, comprised of our net loss of $3.4 million, a decrease in trade receivables of $0.7 million, partially offset by non-cash charges of $1.4 million, and a decrease in accrued expenses of $0.1 million and a decrease in deferred revenues of $0.5 million. For the year ended December 31, 1999, cash used in operations was $6.5 million, comprised of our net loss of $8.0 million, an increase in trade receivables of $1.9 million, partially offset by non-cash charges of $1.1 million. For the year ended December 31, 1998, cash used in operations was $6.7 million, comprised of the net loss of $5.9 million, an increase in trade receivable of $1.1 million, partially offset by non-cash charges of $1.3 million. For the year ended December 31, 1997, cash used in operations was $4.6 million, comprised of the net loss of $4.5 million, an increase in accounts receivable of $0.6 million, and an increase in deferred revenues of $0.3 million.

     As of March 31, 2000, we had outstanding trade receivables of approximately $3.2 million. As of December 31, 1999, we had outstanding trade receivables of approximately $4.0 million which represented approximately 38% of 1999 total revenues. Our trade receivables typically have 30 to 60 day terms, although we also negotiate longer payment plans with some of our clients. As of December 31, 1999, 14% of our outstanding trade receivables had terms in excess of 60 days with a median term of 144 days. $0.9 million of the trade receivables that were outstanding on December 31, 1999 which did not have extended payment terms had not been paid as of March 31, 2000. As of the date of this prospectus, $0.3 million of these outstanding trade receivables had been paid and $0.3 million had been written off. As of March 31, 2000, 15% of our outstanding trade receivables had terms in excess of 60 days, with a median term of 118 days. $586,000 of the trade receivables that were outstanding on March 31, 2000 which do not have extended payment terms have not been paid as of the date of this prospectus.

     We have also received aggregate payments from the Government of the State of Israel in the amount of $3.2 million related to research and development and $707,000 related to marketing activities. As of March 31, 2000, we have paid or accrued royalties related to these funds in the amount of $1.2 million. See "Israel's Taxation and Investment Programs -- Law for Encouragement of Capital Investments," "-- Law for Encouragement of Industrial Research and Development, 1984" and Note 10 to our Consolidated Financial Statements.

     Expenditures on property and equipment were approximately $0.4 million for the three months ended March 31, 2000, $0.7 million for the year ended December 31, 1999, $1.0 million in 1998 and $0.2 million in 1997.

     We have a $2.5 million revolving line of credit with a U.S. bank that bears interest at a rate of prime plus 1%. The line of credit is limited to 80% of accounts receivable and is secured by these accounts receivable. This line of credit also prohibits us from paying dividends or making other distributions without the lender's prior written consent. We also had a $1.0 million unsecured line of credit with an Israeli bank that expired on March 31, 2000. We are currently in negotiations to renew this line of credit. No amounts were outstanding under either of these lines of credit as of March 31, 2000. In addition, we also have access to a line of credit from an Israeli bank of up to 80% of our outstanding receivables from sales to the Government of Israel which is secured by these receivables. Currently we are not using this line of credit.

     The Company also has an aggregate of $350,000 in term loans relating to borrowings for working capital. One loan is in dollars and bears interest at a rate of LIBOR plus 1% and the other is linked to the Israeli CPI and bears interest at a rate of 5.4%.

     Our bank in Israel has issued two standby letters of credit on our behalf. One is for $125,000 for tenant improvements related to our facilities in Israel. The other is for $290,000 and secures our performance pursuant to projects with the Government of Israel.

     Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and other factors. We intend to continue investing significant resources in our sales and marketing and research and development operations in the future. We also expect to incur capital expenditures of approximately $0.7 million in connection with the relocation of our California facilities. We believe that our current cash balances along with the proceeds raised from this offering will be sufficient to fund our operations for at least the next twelve months. After that time, we cannot assure you that cash generated from operations will be sufficient to satisfy our liquidity requirements, and we may need to raise additional capital by selling additional equity or debt securities or by increasing the size of our credit facility. If additional funds are raised through the issuance of equity or debt securities, these securities could have rights, preferences and privileges senior to those of holders of ordinary shares, and the terms of these securities could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders, and we cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition or operating results.

EFFECTIVE CORPORATE TAX RATE

     Our tax rate will reflect a mix of the United States statutory tax rate on our United States income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to income tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, and is eligible therefore for tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which this investment program produces taxable income, subject to certain timing restrictions, provided that we do not distribute such income as a dividend, and a reduced tax rate of 10-25% for the next 5 to 10 years. See "Israeli Taxation and Investment Programs -- Law for the Encouragement of Capital Investments, 1959." There can be no assurance that we will obtain approval for additional Approved Enterprises Programs, or that the provisions of the law will not change. Since we have incurred tax losses through December 31, 1999, we have not yet used the tax benefits for which we are eligible. See "Risk Factors" and Note 13 to our Consolidated Financial Statements.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     Our sales are primarily in U.S. dollars and, to a lesser extent, British pounds. However, a significant portion of the cost of our Israeli operations, mainly personnel and facility-related expenses, is incurred in NIS. Accordingly, inflation in Israel and dollar exchange rate fluctuations have some influence on our expenses and, as a result, on our net income. Any increase in the rate of inflation in Israel will increase the dollar cost of our operations in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar.

     In 1997 and 1998, the rate of devaluation of the NIS against the dollar has exceeded the rate of inflation. This was not the case in 1999. We have benefited from the 1999 reversal, but we cannot be certain that it will continue, or that the rate of inflation will not rise. We cannot be certain that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

     We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in the market risk sensitive instruments if management determines that it is necessary to offset these risks. See "Risk Factors -- Risks Relating to Our Location in Israel."

     The following table sets forth, for the periods and dates indicated, certain information concerning the representative dollar exchange rate for translating NIS as determined by the Federal Reserve Bank of New York for the years ended December 31, 1995 through 1999, and the five quarters ended March 31, 2000. "Average" represents the average of the exchange rates between the NIS and the dollar on the last day of each month during the period, as reported by the Federal Reserve Bank of New York.

                                                                  DOLLARS PER NIS
                                                      ----------------------------------------
                                                                                       PERIOD
              YEAR ENDED DECEMBER 31,                 AVERAGE     HIGH        LOW        END
              -----------------------                 -------    -------    -------    -------
1995................................................   0.3322     0.3406     0.3140     0.3189
1996................................................   0.3138     0.3241     0.3023     0.3081
1997................................................   0.2901     0.3084     0.2781     0.2827
1998................................................   0.2641     0.2827     0.2291     0.2404
1999................................................   0.2416     0.2491     0.2333     0.2404

QUARTER ENDED
March 31, 1999......................................   0.2462     0.2491     0.2404     0.2484
June 30, 1999.......................................   0.2446     0.2483     0.2403     0.2448
September 30, 1999..................................   0.2391     0.2454     0.2333     0.2337
December 31, 1999...................................   0.2365     0.2411     0.2336     0.2404
March 31, 2000......................................   0.2469     0.2519     0.2410     0.2481

YEAR 2000 READINESS

     The year 2000 issue is the potential for system and processing failures of date-related data and is the result of the computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We have designed our products for use in the year 2000 and beyond. To date, our products have not revealed any significant year 2000 problems. As of the date of this prospectus we have not experienced any significant issues as a result of year 2000 problems and do not anticipate incurring material incremental costs in future periods due to such issues.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this prospectus.

  Foreign Currency Exchange Rate Risk

     We develop products in Israel and sell them primarily in North America and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, we do not anticipate material losses in these areas. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required. Additionally, we do not participate in any speculative investments or hedging contracts related to foreign currency exchange rate risks.

  Interest Rate Risk

     As of March 31, 2000, we had cash and cash equivalents of $4.7 million which consist of cash and highly liquid short-term investments. Our short-term investments will decline in value by an immaterial amount if market interest rates increase, and, therefore, our exposure to interest rate changes has been immaterial. Declines of interest rates over time will, however, reduce our interest income from our short-term investments.

     As of March 31, 2000, we had total short term debt of $0.2 million and long-term debt net of current maturities of $0.2 million which bear interest at rates that are linked to LIBOR or the Israeli consumer price index. We also have a revolving, accounts receivable-based, secured credit facility of up to $2.5 million for working capital purposes. Amounts outstanding bear interest at the U.S. prime rate plus 1%. As of March 31, 2000, there were no amounts outstanding under this facility.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We believe that the adoption of SFAS No. 133 will not have a material effect on our financial statements.

     In March 2000, the FASB issued interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25." The interpretation clarifies the application of APB Opinion No. 25 in certain situations, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998, but before the effective date. To the extent that events covered by this interpretation occur during the period after December 15, 1998, but before the effective date, the effects of applying this interpretation would be recognized on a prospective basis from the effective date. Accordingly, upon initial application of the final interpretation, (a) no adjustments would be made to the financial statements for periods before the effective date and (b) no expense would be recognized for any additional compensation cost measured that is attributable to periods before the effective date. We expect that the adoption of this interpretation would not have any effect on the accompanying financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. We will adopt SAB 101 as required in the second quarter of 2000. We do not expect the adoption of SAB 101 to have a material impact on our consolidated results of operations and financial position.

GRANTS FROM THE GOVERNMENT OF THE STATE OF ISRAEL

     In connection with our research and development, we have received participation grants from the Chief Scientist of the State of Israel in the total amount of $3.2 million. In return for the Government of Israel participation, we are committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100% - 150% of the amount of grants received. All amounts related to these grants are denominated in U.S. dollars. Total royalties to be paid relating to grants already received are $3.5 million, of which $0.9 million have been paid to date.

     In connection with our export marketing activities, we have received participation payments from the Government of Israel through the Fund for the Encouragement of Marketing Activities in the amount of $0.7 million. We committed to pay royalties at a rate of 3% of the increase in export sales over a base amount, up to the amount of the participations received. We have accrued or paid royalties to date amounting to $0.3 million.

     The Government of Israel does not own proprietary rights in any technology developed using its funding and there is no restriction on the export of any products manufactured using the technology. Some restrictions with respect to the technology do apply, however, including the obligation to manufacture the product based on the funded technology in Israel and to obtain the Chief Scientist's consent for the transfer of the technology to a third party, for the merger or acquisition of our company or for any transfer of our shares by an Israeli shareholder to a non-Israeli shareholder. Because we have received approval from the Chief Scientist for the transfer of up to 30% of our outstanding ordinary shares on a fully-diluted basis to the public upon the consummation of the offering, public transfers of our shares sold in this offering will not be impacted by this restriction. We will need to obtain approval from the Chief Scientist prior to the sale of additional shares to entities located outside of Israel and there can be no assurance that we will be able to obtain this consent in the future. These restrictions will continue to apply to us even when we have paid the full amount of royalties payable in respect of the grants. If the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture. If we determine to manufacture our product outside of Israel, there can be no assurance that we will receive approval from the Chief Scientist. In the event that we do receive approval, we may be required to pay the Chief Scientist additional royalties. We currently conduct all of our manufacturing activities in Israel and intend to remain doing so throughout the year 2000.

                                    BUSINESS

     We provide software for optimizing service operations by improving customer responsiveness and the utilization of service resources. Our ClickSchedule product line allows our clients to respond quickly to customers' demands for service and to assign the right resource to the right service request at the right time and place. Customers may place their service requests either via the telephone to customer service representatives in call centers or via the Internet. The ClickSchedule product line provides ease of use and convenience to end user customers and optimizes utilization of clients' fulfillment resources, thus maximizing the number of service calls that are delivered per day. While ClickSchedule arranges service calls in order to reduce travel time and idle time, our ClickFix product line is aimed at supporting the troubleshooting process and reducing the need to dispatch repair personnel. ClickFix provides customers with the information needed to diagnose equipment failures and conduct remedial action thus speeding up the resolution process and increasing the number of repairs completed per day. Our ClickSchedule and ClickFix product lines can operate both internally within organizations and on an Internet, or web-centric, basis. Our solution is designed to enable our clients to increase the productivity of their service resources, resulting in reduced costs and increased revenue opportunities that would otherwise be lost.


     We were incorporated in Israel in 1979. We have a wholly-owned subsidiary incorporated in California, ClickSoftware, Inc., and a wholly-owned subsidiary incorporated in the United Kingdom, ClickService Software Limited. Our product development efforts are conducted primarily in Israel. Our sales and marketing and implementation efforts in North America are conducted by our California subsidiary. Our sales and marketing and implementation efforts in Europe are conducted by our United Kingdom subsidiary.


INDUSTRY BACKGROUND

  Growing Market for Service and Product Delivery

     We believe the market for service and product delivery has grown significantly, both in terms of the variety of services and products available as well as transaction volume. Businesses engaged in service and product delivery must deploy substantial resources in order to schedule and complete transactions that require a same time and/or same place interaction between the service provider and the customer. Examples of these services include telephone, cable and Internet access installation, computer and appliance delivery and repair, and delivery of other consumer goods. In order to schedule these transactions, most of these service providers expend substantial resources to maintain telephone call centers staffed with customer service representatives, or CSRs, who answer calls from customers and assign and schedule service and fulfillment resources. According to International Data Corporation, worldwide call center services revenues are estimated to increase from $23.1 billion in 1998 to $58.6 billion in 2003.

     Supply chain optimization technology successfully enabled manufacturing organizations, which mainly rely on raw materials, machines and production lines, to streamline their operations and begin to take advantage of the benefits that the Internet offers. In contrast, we believe that service organizations, which mainly rely on personnel, are still facing significant challenges in today's economy:

     - Service operations face increasing pressure to allocate scarce resources and reduce operating costs in order to improve profitability;

     - The scheduling of service personnel to customers and the effective planning of their schedules and travel routes is a complex problem that involves many parameters and business rules;

     - In today's high speed economy, customers expect immediate, or real-time, responses to their scheduling and troubleshooting needs;

     - Call centers, which often require customers to wait in phone queues for extended periods of time, are an inconvenient medium of communication;

     - Global deregulation of industries, such as telecommunications and utilities, is driving many businesses into a new era of intense competition, further increasing the need to improve their customer service while lowering the total cost of service;

     - Knowledge gained by service personnel in solving equipment related problems must be shared with other service personnel in an organization and made available to its customers; and

     - The inability of service organizations to effectively schedule the fulfillment of the services they offer to their customers also inhibits their ability to offer services online.

  Customer Service is Critical in Today's Economy

     To build and maintain relationships with customers, businesses are attempting to improve the quality and speed of their service and product fulfillment in order to distinguish themselves from their competitors. This competitive edge may be even more important in today's business environment where customers expect rapid and comprehensive customer service, and companies that fail to provide superior customer service may lose sales and customers to competitors located a phone call or mouse click away. Whether scheduling telephone or Internet access installation or the repair of office equipment, consumers and businesses need assurance that services and products will be delivered quickly and efficiently. Currently, to obtain service, customers must rely on traditional methods of communication and contact CSRs, either in person, by phone, or by e-mail.

  Growing Use of the Internet in the Fulfillment of Service and Product Delivery

     The emergence and acceptance of the Internet as a medium for commerce is fundamentally changing the way companies communicate with their customers and offer services and products. Growing numbers of companies are transacting business online in an attempt to capitalize on the compelling benefits that the Internet offers, including increased revenue, reduced operating costs and improved customer retention. International Data Corporation estimates that business-to-business and business-to-consumer transactions will grow from $50.4 billion in 1998 to over $1.3 trillion in 2003. We believe that businesses such as utilities and telecommunications service providers have only begun to recognize the benefits that the Internet can offer in delivering services to their customers. Traditional "bricks and mortar" businesses are finding that they also must offer their services and goods online in order to remain competitive, as Internet-based businesses offering services and products online acquire increasing market share. Forrester Research estimates that the percentage of Fortune 1000 companies, that are using the Internet as a channel for commerce will increase from 23% in 1999 to 70% in 2002. Because customers have a growing number of easily accessible choices both on and off the Internet, companies must differentiate their products and services to meet customers' individual requirements and build and maintain customer loyalty.

  Need to Enable Online Solutions for the Fulfillment of Service and Product Delivery

     Service organizations have continued to rely primarily on conventional methods of scheduling the fulfillment of services primarily via telephone-based customer service representatives. We believe that for traditional businesses, the inability to effectively schedule the fulfillment of services also inhibits their ability to grow their business online. For online businesses, this requires an inconvenient two-step process involving online and telephone interaction, which is inefficient, costly and difficult to manage, and is proving to be the bottleneck for an otherwise streamlined online transaction. These inefficiencies also impact organizations providing commercial, or business-to-business, and retail, or business-to-consumer, solutions. While applications aimed at cost reduction in the supply chain have generally been successful, service organizations have realized that these initiatives are only part of the solution of providing seamless and timely fulfillment of services and products. In the face of growing business challenges, such as the high cost of attracting new customers, the proliferation of customer purchasing options, increased customer sophistication and decreased customer loyalty, the importance of on-time fulfillment of services continues to increase.

     Service organizations are seeking a solution that enables them to improve customer service as well as optimize and allocate internal resources. These organizations are coping with these challenges in various ways, ranging from developing software tools internally to increasing the number of service personnel they employ. These approaches have difficulty scaling cost-effectively to keep pace with the current volume of business and the rapid expansion of transactions and do not provide the need for timely fulfillment of services and products. In addition, these approaches do not offer a solution for the limitations of the telephone as a medium of communication and are very limited in the amount of personalization they offer to the calling customer. Accordingly, we believe there is a need for a new class of applications and technologies designed to optimize the utilization of fulfillment resources and ensure successful completion of online transactions.

THE CLICKSOFTWARE SOLUTION

     We provide software that enables companies to efficiently schedule and fulfill service and product delivery in enterprise environments and over the Internet. Our ClickSchedule product line allows our clients to respond quickly to customers' demand for service and to assign the right resource to the right service request at the right time and place. Customers may place their service requests either via the Internet or the telephone to customer service representatives in call centers. The ClickSchedule product line provides ease of use and convenience to end user customers and optimizes utilization of clients' fulfillment resources, thus maximizing the number of service calls that are delivered per day. Our ClickSchedule product line also includes management tools such as ClickAnalyze for generating business performance indicators and ClickPlan for resource planning. While ClickSchedule arranges service calls in order to reduce travel times, our ClickFix product line is aimed at supporting the troubleshooting process and reduce the need to dispatch repair personnel. ClickFix provides customers with the information needed to diagnose system errors and conduct remedial action. ClickSchedule and ClickFix also enable our clients to provide their own employees greater flexibility and reliability in coordinating internal business processes. Our solution offers the following benefits to our clients and ClickSoftware end-users, whether customers or the client's internal staff:

     - Greater Customer Service. Our products enable our clients to offer their customers better customer service, including the ability to schedule the delivery of services and products online. Clients using our solution provide their customers with more control over the fulfillment process by offering instant quotes of narrow appointment time windows, flexibility to choose from a greater variety of dates and time slots, and immediate confirmation of scheduled appointments, leading to an enhanced customer experience and increased convenience.

     - Optimized Utilization of Fulfillment Resources. Our solution offers the efficient optimization of service and product fulfillment resources for both our business-to-business and business-to-consumer clients, providing:

        - significant cost savings due to optimized utilization of resources such as field representatives, CSRs and delivery vehicles;

        - scalability to manage increased customer calls as clients' businesses grow;

        - greater customer satisfaction and retention as a result of increased scheduling flexibility and more timely completion of transactions; and

        - greater control of an organization's fulfillment resources by providing current reporting of individual resource allocation status and needs.

       ClickSchedule allows our clients to create and configure optimization parameters for their business needs, such as required service levels, geographic territories, overtime policies, outsourcing availability and other company-specific requirements. It continuously monitors the status of the client's logistical resources and automatically allocates these resources efficiently in response to changing demands and resource availability.

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

     - Seamless Integration into Existing Client Environments. Our solution integrates with back-end enterprise resource planning, or ERP, applications that are located within an organization and used by employees to coordinate internal business processes. Our solution also integrates with front-end customer relationship management, or CRM, applications which businesses currently use to provide responses to their customers through the use of CSRs. By using already existing customer and internal company data, we believe our solution allows companies to turn their currently under-utilized applications into powerful and robust competitive tools. Our solution empowers our clients to offer their customers a streamlined, end-to-end online purchasing and improved customer service experience. We believe our solution provides a simple, one-stop, real-time appointment scheduling and self-help experience for customers.

     - Rapid Return on Investment. We believe that once we integrate and customize our products for specific client needs, immediate efficiencies can be realized. These efficiencies in resource utilization translate into capturing revenue opportunities that otherwise would have been lost, resulting in a rapid return on investment. We believe our solutions integrate with our clients' existing software applications and infrastructure in a shorter period of time than typically required to deploy similar solutions. As a result, our clients can more quickly deploy our products in a cost-effective manner, further improving their return on investment.

THE CLICKSOFTWARE STRATEGY

     Our objective is to be the leading provider of web-based application software for optimizing service operations of business-to-business and business-to-consumer enterprises. The key elements of our strategy include:


     - Expand Market Acceptance of Our Products. By building on our existing technology, we intend to be the leader in providing resource optimization solutions to businesses that must support operator assisted and Internet transactions. We believe that additional offerings, such as products with decision support capabilities including forecasting, resource planning, capacity planning and monitoring will enable us to sell more products to our existing client base. Additionally, we believe that by building upon our existing customer base, we can further penetrate those sectors where our customers are concentrated. We believe these efforts will enable us to further expand market acceptance of our products and our brand recognition.


     - Enhance Our Sales and Implementation Channels. We intend to expand our direct sales force and enhance our indirect sales program with additional strategic relationships. We intend to increase the number of direct sales personnel focusing on specific industries and geographic areas. We currently have co-marketing arrangements which provide us with access to new customers. We intend to enter into additional relationships to expand our coverage of geographic locations and augment our internal professional services organization. Finally, we intend to form additional relationships with OEMs and resellers in order to strengthen our market position.

     - Extend the Breadth and Depth of Our Product Offerings. Our core technologies are based on over ten years of research and development. Our strategy is to continue to invest in research and development of our core technologies and our product offerings to provide more functionality and to increase our competitive advantage. We are developing offerings to provide decision support capabilities such as forecasting, resource planning, capacity planning, and monitoring. We also intend to offer new products which provide online comparison and bidding capabilities based on service and delivery availability as well as pricing. We currently anticipate making initial releases of these products in the year 2000 with additional new products being released as they are developed.

     - Target Online Service Businesses. We believe our products are designed to address the specific scheduling and fulfillment needs of online service businesses. Our products incorporate many web-based technologies, such as Extensible Markup Language, or XML, browser interfaces and server side scripting, which provide scalability and speed of integration. We intend to continue to sell our products to companies that offer their customers online scheduling of various services, such as installing and
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

       servicing products and home improvement. We intend to also target various companies that maintain and host software applications, also known as application service providers, that are seeking to offer hosted services including self-help and scheduling solutions.

     - Provide Customized Solutions for Additional Industries. Our ClickSchedule product line provides a scheduling and service fulfillment optimization package that can be customized to meet specific business rules established by our clients. We believe we have developed experience in specific industries, such as telecommunications and Internet access, and we intend to pre-configure versions of our products for additional industries such as financial services and health care.

PRODUCTS

     We have two product lines, ClickSchedule and ClickFix, which we sell to companies to effectively fulfill service and product delivery both internally within organizations and on an Internet, basis.

  ClickSchedule

     ClickSchedule is a scheduling solution capable of operating over the Internet that enables service organizations and their customers to schedule service, installation, product delivery and consulting. ClickSchedule, which is based on our W-6 Service Scheduler technology, addresses the dual challenge of simultaneously optimizing for company resource utilization and customer responsiveness. ClickSchedule allows our clients to customize their optimization parameters such as service levels, geographic territories, overtime policies, outsourcing availability and other company-specific business policies in order to optimize their internal resource utilization. ClickSchedule provides a scalable solution that supports changes in business policies, and increases in customer calls and the amount of client resources available to allocate and schedule. In addition, ClickSchedule offers a web-based scheduling feature which enables our clients' customers to directly schedule appointments online, which we believe will result in improved customer satisfaction.

     ClickSchedule performs scheduling functions by integrating with our clients' CRM applications. Using a CRM application, an online customer or a CSR providing information on behalf of the customer, provides details regarding the service request, such as the customer's name, location, desired service or product and requested time of delivery. The CRM application transmits the details regarding the request to the ClickSchedule web server. The ClickSchedule software application examines the business rules established by the client, the client's available resources, such as service technicians' appointment schedules and routes and then immediately recommends preferred scheduling options based on the parameters of the customer's request. The CRM application then presents the scheduling options to the

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

customer or CSR and finally provides notification of the customer's selection back to ClickSchedule. Primary features of ClickSchedule include:

PRIMARY FEATURES                                                 DESCRIPTION
----------------------------------------  ----------------------------------------------------------
Sophisticated optimization capabilities   -    Provides instant and accurate response.
                                          -    Allows application of multiple client business rules.
                                          -    Can be customized for specific client needs.

Continuous optimization                   -    Improves resource scheduling and route optimization.
                                          -    Automatic real-time adjustment of scheduling
                                               according to changes in customer requests and
                                               resource availability.

Open web-based architecture               -    Enables seamless integration with clients' other
                                               information systems, such as CRM and ERP
                                               applications.
                                          -    Allows easy access via a browser.

Scalability                               -    Supports thousands of requests per hour.
                                          -    Enables scheduling of thousands of client resources.

Real time monitoring                      -    Permits tracking of service delivery execution.

XML interface                             -    Enhances integration with other web applications.

     ClickBroker and ClickAnalyze, which were introduced in March 2000, are add-on modules to ClickSchedule. ClickBroker is designed to offer comparisons of service availability and price comparisons, along with bidding capabilities, to customers for use over the Internet. ClickAnalyze is designed to provide our clients with the ability to monitor and review key business performance metrics of their service operations, such as the percentage of on-time appointments, numbers of calls delivered per day and utilization of service personnel.

  ClickFix

     ClickFix is a troubleshooting solution capable of operating over the Internet, which offers equipment-related problem resolution support. ClickFix supports the complete call life cycle from home users to help-desk operators and service engineers and technicians on-site. ClickFix's web-based architecture is designed to enable end-user equipment owners or our client's service personnel access over the Internet by logging into a service provider's web site.

     ClickFix communicates with equipment that has the capability to output messages such as event logs or errors which are then transmitted to the client via a modem. The ClickFix application then allows the user to either select from a list of common or potential problems associated with the particular equipment or to enter a free-text description of the actual problem. Based on information provided by the user as well as knowledge obtained from prior troubleshooting experiences with the same equipment, ClickFix 'walks' the user through the problem resolution process and proposes corrective actions. In addition, ClickFix has a remote diagnostics capability that enables the equipment itself to "phone in" for a service request and trigger the problem resolution sequence. For example, a refrigerator could be equipped with ClickFix software and a modem, and the refrigerator could contact and provide diagnostic information to a repair company when service is needed. ClickFix has self-learning algorithms that enable it to expand its problem resolution knowledge base. Primary features of ClickFix include:

PRIMARY FEATURES                                              DESCRIPTION
-----------------------------------  --------------------------------------------------------------
Optimizes the diagnostic process     -    Decreases number of steps required to diagnose.
                                     -    Increases first time fix rate.

Supports remote connectivity         -    Enables performance of remote diagnostics.
                                     -    Enables connectivity with various hand-held devices.

Facilitates predictive maintenance   -    Allows for automatic detection of potential problems
                                          before they occur.
                                     -    Automatic creation of service orders when faults are
                                          detected.

Open web-based architecture          -    Enables seamless integration with clients' other
                                          information systems, such as CRM and ERP applications.

Online documentation                 -    "How to fix" instructions online.

"Learning" capability                -    Automatic enhancement of knowledge base over time.
                                     -    Knowledge authoring tools for efficient creation of
                                          knowledge base.

TECHNOLOGY

     Our ClickSchedule and ClickFix product lines are based upon our internally developed core technologies, W-6 Service Scheduler and TechMate. These two core technologies have been developed over the last decade and include sophisticated algorithms and business scenario representation tools. Our research and development personnel have been working on various service technology solutions since 1985 including software solutions, system integration and troubleshooting implementations. Based on those efforts, we have gained significant experience with the complex scheduling and troubleshooting needs of service organizations. These scheduling and troubleshooting needs involve scheduling personnel, rather than machines and raw materials, and are therefore different from and more complex than the scheduling needs of supply chain or manufacturing operations. We have incorporated many of the complex needs of service organizations into our products, such as optimization objectives, skill levels and labor policies.

     Our applications are fully standards-based and are designed for the Internet. Our applications can be run on standard web browsers and servers and support leading relational database management systems, including Oracle and Microsoft SQL Server. The multi-tier architecture connects browser-based applications to Windows NT application servers through local area networks, wide area networks, intranet or Internet connections. Our technology performs messaging between clients and the application server in real time over a standard communication protocol, TCP/IP. Our applications are inherently scalable due to our multi-tier architecture that uses thin clients, multi-threaded application servers and relational databases.

Specifically, our core technologies include:

     - Internally developed scheduling optimization algorithms. These algorithms provide efficient solutions for complex scheduling problems arising from, among others, the following:

      - the vast number of possible solutions associated with optimized scheduling of personnel;

      - the number of service organization-specific resources and variables;

      - the need to instantly respond to concurrent users' service requests;

      - the vast number of potential routes within a specific geographic area;
        and

      - various time zone considerations.

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

     - Sophisticated service business scenario modeling. We have developed models based on a vast number of variables and resource characteristics common to service organizations. By employing these models, we can use our algorithms to address the market needs of different segments of the service industry and broaden the customer base for our products.

     - Open, multi-tiered architecture. Our architecture incorporates the following key components:

      - Application software and web servers capable of performing high-speed optimization, problem resolution, and Internet access to the system which is hosting the applications.

      - Extensible Markup Language, or XML, Application Programming Interfaces
        (APIs), which enable other applications to integrate and access the data and services of ClickSchedule or ClickFix.

      - ClickSchedule scheduling engine which includes business rules and objectives which define the constraints and policies of the service organization, and optimization algorithms which schedule the service resources based on these rules and objectives. These rules and objectives and optimization algorithms are designed in a generic fashion so that they can be applicable to a wide range of service scheduling problems.

      - ClickFix problem resolution engine that includes algorithms for fast problem resolution based on equipment model diagrams, a knowledge base with learning capabilities, and a component that creates new trouble shooting solutions based on modeling the equipment structure as well as historical cases.

      - Industry Segment Layer, which includes data, algorithms, and APIs that are specifically developed to address the needs of particular industry segments.

      - External customization points that enable ClickSoftware professional services personnel and third party system integrators to configure our software to provide customization for particular customers.

      - A Relational Database, which resides on a separate server and saves all transactions and data to an accessible database.

     - Problem resolution technology. Our problem resolution technology includes the following key capabilities:

      - Sophisticated algorithms for fast problem resolution based on equipment model diagrams;

      - Problem resolution knowledge base with learning capabilities; and

      - Problem resolution authoring technology based on modeling the equipment structure as well as historical cases.

          Our development methodology is based on techniques which facilitate development of components that can be incorporated in future products. This methodology enables us to reduce the time required to introduce functionality enhancements and new products. Our development methodology involves analysis of business requirements, software module design to meet these requirements, software development and coding, testing and quality assurance, or QA. Our QA and testing facilities include automated test tools and dedicated hardware to simulate load on the system.

PROFESSIONAL SERVICES AND CUSTOMER SUPPORT

     Our professional services organization is integral to our ability to provide our clients with our software solutions and is staffed by professionals with significant experience in the resource optimization field. We provide our clients with consulting services, upgrades, and comprehensive training and support to help them achieve their business goals with a quick return on investment. We also offer implementation services to assist our clients with the installation and operation of our solutions and also work with the

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

clients' information technology departments to refine and support their strategies for resource optimization. Our consulting services include the following:

     - Business Analysis Assessment. Our consultants assess the client's current or planned scheduling needs, develop and document a project plan and deliver a design specification to address those needs. We provide a configuration and implementation roadmap to help clients meet their business goals, including a return on their investment.

     - Project Implementations. Our professional services consultants individually, or as members of our clients' teams, implement and assist in the configuration of our solutions, to accelerate the project deployment schedule and ensure a successful implementation process. These professional service consultants perform the following tasks to implement a ClickSchedule application for a client:

      - develop a work plan to integrate ClickSchedule with the client's existing information systems, such as CRM or ERP applications;

      - customize the ClickSchedule logic to meet the client's business needs;
        and

      - install and test the application at the client's facilities.

     - ClickSchedule Fast Track. In order to increase the number of our implementations and facilitate market acceptance of our ClickSchedule solution, we have recently introduced our ClickSchedule Fast Track to provide accelerated ClickSchedule implementation. We believe this initiative will enable clients to achieve benefits quickly from a rapid implementation of the ClickSchedule solution. Once the ClickSchedule Fast Track implementation is completed we offer enhancements and customizations that provide additional functionality to our ClickSchedule product.

     Customer support is available by telephone and over the Internet. Customer support is billed as a percentage of license fees depending upon the level of support coverage requested by the customer. A fee of 18% of license fees is charged for five day a week, eight hour a day coverage and 24% of license fees for seven day a week, twenty-four hour coverage. This support is provided by the technical support team in our product development group, ensuring detailed product knowledge and access to experts and testing facilities when required. The customer support team works closely with the professional services organization in providing technical support during client project implementations, and transferring completed projects from professional services organization to client support team.

CUSTOMERS


     We sell our products to a broad base of clients representing a variety of industries with unique needs, including telecommunications and telephone and Internet access providers, high-technology service providers and retailers. The following is a representative list of our clients or end-users using our products internally within their organizations. This list of clients is representative of our geographically dispersed client base, the various industries utilizing our products and the various stages of deployment of our product lines. Each of these clients accounted for at least $100,000 of our revenues for 1999 and as a group, these clients accounted for approximately 42% of our total revenues for 1999. Caterpillar, Covad Communications, Crawfords and Company, Level 3 Communications, Maritime Telephone and Telegraph and Montgomery Ward represented between 3% and 8% of our total revenues for 1999.


Agilent Technologies
Bell Atlantic
Canadian Red Cross
Caterpillar
Compaq Computer Corporation
Covad Communications
Crawfords & Company
EMC
Enbridge Services
Level 3 Communications
Maritime Telephone & Telegraph
New Brunswick Telephone
Montgomery Ward
Schindler Elevator


     For the three months ended March 31, 2000 sales to Installinc.com, a web-based installation resource for products purchased online, constituted greater than 10% of our revenues. No customer accounted for greater than 10% of revenues during 1999. For the year ended December 31, 1998, sales to the Canadian


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

Red Cross, Caterpillar and Montgomery Ward each constituted greater than 10% of our revenues. For the year ended December 31, 1997, sales to Caterpillar and the Government of Israel each constituted greater than 10% of our revenues.

SALES AND MARKETING

     We market and sell our products primarily through our direct sales force, which is located in North America and Europe. Our multi-disciplined sales teams consist of field sales executives, sales support engineers and internal sales staff. The internal sales staff is responsible for generating leads and qualifying prospective clients. Sales support engineers assist the sales executives in the technical aspects of the sales process, including preparing demonstrations and technical proposals. Our sales executives are responsible for completing the sales process and managing the post-sale client relationship, which consists of ongoing relationship management and the sale of additional licenses as clients require additional resources. Our management also takes an active role in our sales efforts. Because our solutions have broad functionality, we can rapidly develop custom demonstrations, which we, or our business partners, can use to design models for full-scale implementations. The knowledge gained by our sales and marketing force is also communicated to our development team which uses this knowledge to improve the functionality of our products for specific industries.

     We typically direct our sales efforts to the chief executive officer, the chief information officer, the vice presidents of customer service and other senior executives responsible for improving customer service at our clients' organizations, including, more recently, executives responsible for the organizations' Internet strategies.

     We focus our marketing efforts on identifying potential new clients, generating new sales opportunities, and creating awareness in our target markets about the value of our products and their applications. Our programs target prospective clients across a wide variety of industries, business relationships and geographies. In order to effectively promote product awareness, we engage in marketing activities in a wide variety of areas including public relations and analyst relations, creation and placement of advertising, direct mailings and internal and external participation in leading trade shows. As of March 31, 2000, we employed over 54 individuals in our sales and marketing department.

     Our marketing organization also supports joint marketing activities with our business partners. Our business relationships enable us to use our partners' market presence and sales channels to create additional revenue opportunities. We have entered into co-marketing arrangements with leading enterprise resource planning, or ERP, and customer relationship management, or CRM, vendors under which we join together in our sales efforts or sell software solutions to them for resale to their customers. These vendors include Clarify, Eftia, Essential Markets, JD Edwards, Orbital, SAP, Semtor and Siebel. These partners have committed resources depending on the strength of the relationship, ranging from building an interface for our product, to training their employees, co-marketing programs and incorporating our products into their marketing strategies. We provide sales materials and training to these resellers on the implementation of our software solutions. These agreements generally provide the parties with the rights to use each other's names in marketing and advertising materials, and occasionally conduct joint marketing programs. These agreements are generally for a one-year period and are automatically renewable. We believe these relationships will extend our presence and brand name in new and existing markets.

RESEARCH AND DEVELOPMENT

     We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional products and maintaining the competitiveness of our product and service offerings. We have invested significant time and resources in creating a structured process for undertaking all product development projects. These include documentation of product requirements, specifying product features and workflow, developing the software, quality assurance, documentation and packaging. Our research and development center in Israel is ISO 9000 compliant and continuously updates its software development procedures to maintain an ongoing improvement process and high quality products.

     Our future research and development strategies will concentrate on broadening our product offerings to provide more functionality, including decision support capabilities such as forecasting, resource planning, capacity planning and monitoring, and to continue developing packaged offerings for specific vertical industries.

     Our research and development expenses, prior to participation grants from the Office of the Chief Scientist of the Government of Israel, totaled $1.1 million for the three months ended March 31, 2000, $3.9 million for the year ended December 31, 1999, $3.1 million for the year ended December 31, 1998, and $1.8 million for the year ended December 31, 1997. As of March 31, 2000, we employed 46 individuals in our research and development group. See "Israeli Taxation and Investment Programs."

COMPETITION

     The market for our products is competitive and rapidly changing. We expect competition to increase significantly in the future as current competitors expand their product offerings and new companies enter the market.

     Our current and potential competitors include:

     - independent systems integrators, such as Electronic Data Systems Corporation, consulting firms and in-house information technology departments of bricks and mortar and Internet-based businesses which may develop their own solutions that compete with our products;

     - traditional ERP and CRM software application vendors, including Oracle Corporation;

     - software vendors in the utility, telecommunications, Internet access, field services, home delivery and other markets including Mobile Data Solutions Inc.;

     - other providers of service scheduling software and components as well as various logistics solutions providers such as ServicePower, Inc.; and

     - providers of software that allows manufacturing organizations to optimize their resources.

     Some of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. Some of our potential competitors are among the largest and most well-capitalized software companies in the world.

     Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business to suffer. We may not be able to compete successfully, and competitive pressures may harm our business. In addition, our market is characterized by rapid technological change, dynamic client needs and frequent introductions of new products and product enhancements, which can make existing products, including ours, obsolete or unmarketable.

INTELLECTUAL PROPERTY

     Our future success depends in part on legal protection of our intellectual property. To protect our intellectual property, we rely on a combination of the following among others:

     - copyright laws;

     - trademark laws; and

     - trade secret laws.

     We do not own any patents or patent applications. We have filed trademark applications in the United States for the use of ClickSoftware, ClickBroker, ClickAnalyze, ClickPlan, ClickForecast, ClickPerformance Monitor, ClickSchedule, ClickFix and W-6. Our registered trademarks also include Diagnostic Executive and Aitest. Although we rely on copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. We can give no assurance that others will not develop technologies that are similar or superior to our technology.

     In the United States and Israel, we also generally enter into non-disclosure agreements with our employees and consultants and generally control access to and distribution of our software, documentation and other proprietary information.

     Our end-user licenses are designed to prohibit unauthorized use, copying and disclosure of our software and technology in the United States, Israel and other foreign countries. However, these provisions may be unenforceable under the laws of some jurisdictions and foreign countries. Unauthorized third parties may be able to copy some portions of our products or reverse engineer or obtain and use information and technology that we regard as proprietary. Third parties could also independently develop competing technology or design around our technology. If we are unable to successfully detect infringement and/or to enforce our rights to our technology, we may lose competitive position in the market. We cannot assure you that our means of protecting our intellectual property rights in the United States, Israel or elsewhere will be adequate or that competing companies will not independently develop similar technology. In addition, some of our licensed users may allow additional unauthorized users to use our software, and if we do not detect such use, we could lose potential license fees.

     From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We also indemnify some of our customers against claims that our products infringe the intellectual property rights of others. We believe that our products do not infringe the intellectual property rights of third parties. However, we cannot assure you that we will prevail in all future intellectual property disputes. We have not conducted a search for existing patents and other intellectual property registrations, and we cannot assure you that our products do not infringe any issued patents. In addition, because patent applications in the United States and Israel are not publicly disclosed until the patent is issued, applications may have been filed which would relate to our products.

     Substantial litigation regarding technology rights exists in the software industry, and we expect that software products may be increasingly subject to third-party infringement and ownership claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. In addition, our competitors may file or have filed patent applications, which are covering aspects of their technology that they may claim our technology infringes. Third parties may assert infringement or competing ownership claims with respect to our products and technology. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources or cause product shipment delays. In the event of an adverse ruling in any such litigation, we might be required to pay substantial damages, discontinue the use and sale of infringing products, expand significant resources to develop non-infringing technology or obtain licenses to or pay royalties to use a third party's technology. Such royalty or licensing agreements may not be available on terms acceptable to us, if at all. A successful claim of patent or copyright infringement against us could significantly harm our business.

EMPLOYEES

     As of March 31, 2000, we had 165 full-time employees, 46 of whom were engaged in research and development, 54 in sales, marketing and business development, 42 in professional services and technical support and 23 in finance, administration and operations. None of our employees is represented by a labor union. We consider our relations with our employees to be good.

     In addition, 76 of our employees are located in Israel. Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, paid annual vacation, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli CPI. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for managers insurance policies and severance funds. Severance pay expenses amounted to $105,000 in 1997, $272,000 in 1998, $202,000 in 1999 and $57,000 in the three months ended March 31, 2000.

     Israeli law provides that employment arrangements with employees who are not in senior managerial positions, or whose working conditions and circumstances do not facilitate employer supervision of their hours of work, must provide for compensation which differentiates between compensation paid to employees for a 45 hour work week or for maximum daily work hours and compensation for overtime work. The maximum number of hours of overtime is limited by law. Certain of our employment compensation arrangements are fixed and do not differentiate between compensation for regular hours and overtime work. Therefore, we may face potential claims from these employees asserting that the fixed salaries do not compensate for overtime work; however, we do not believe that these claims would have a material adverse effect on us.

FACILITIES

     ClickSoftware leases approximately 22,500 square feet in an office building located in Tel Aviv, Israel. The office space in Tel Aviv, Israel is leased pursuant to a lease that expires in June 2003 with an option to extend the lease until April 2008. We have also recently entered into a seven year lease for approximately 17,130 square feet of office space in Campbell, California. Our U.K. subsidiary currently operates from a leased facility of approximately 3,000 square feet in London. Anticipated minimum net rents for these facilities are approximately $884,000 for the nine months ending December 31, 2000, $983,000 in 2001, $929,000 in 2002 and $947,000 in 2003.

LEGAL PROCEEDINGS

     On February 28, 2000, a trademark infringement complaint was filed against us in the United States District Court, Northern District of California, by Clickservices.com, an unrelated third party. The complaint was served on us on March 17, 2000. The complaint alleges that our use of the CLICKSERVICE trademark and "clickservice.com" and "clickservice.net" Internet domain names have resulted in trademark infringement and unfair competition in violation of federal law. The complaint also alleges unfair competition, false advertising, and false designation of origin in violation of California's Business and Professions Code and trademark infringement in violation of California common law. Additionally, Clickservices.com is seeking damages from us in an unspecified amount.


     On May 2, 2000, the District Court granted Clickservices.com's motion for a preliminary injunction and enjoined us from using the CLICKSERVICE trademark and the domain names "clickservice.com" and "clickservice.net." We have complied with the District Court's order and changed our corporate name to ClickSoftware Technologies Ltd. and our domain name to clicksoftware.com.



     Discovery has not yet commenced. Based on our preliminary investigation, we believe that we have meritorious defenses to Clickservices.com's claims for damages and intend to continue to vigorously defend ourselves in this action. We are unable at this time to predict the outcome of this litigation. If this litigation is decided adversely to us, we might be required to pay damages and we could be subject to significant costs of litigation.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages are as follows:


NAME                             AGE                             POSITION
----                             ---                             --------
Dr. Moshe Ben-Bassat...........   52    Chief Executive Officer and Chairman of the Board
Shimon M. Rojany...............   52    Senior Vice President and Chief Financial Officer
David Schapiro.................   42    Vice President and General Manager, Product Development
                                        Group
Ami Shpiro.....................   46    Vice President and General Manager, Europe Operations
Robert Spina...................   38    Vice President, Sales
Hannan Carmeli.................   41    Vice President and General Manager, ClickFix Division
Mark Trimue....................   48    Vice President, Business Development and Channels
                                        Development
Amit Bendov....................   35    Vice President, Product Marketing
Roni Einav.....................   44    Director
Dr. Israel Borovich(1).........   58    Director
Nathan Gantcher................   59    Director
Fredric W. Harman(1)(2)........   39    Director
Eddy Shalev(1)(2)..............   52    Director
James W. Thanos................   51    Director


---------------
(1) Member of audit committee.

(2) Member of compensation committee.


     DR. MOSHE BEN-BASSAT co-founded ClickSoftware and has served as our Chairman and Chief Executive Officer since our inception. From 1987 to 1999, Dr. Ben-Bassat served as a professor of Information Systems at the Faculty of Management of Tel-Aviv University. Dr. Ben-Bassat has also held academic positions at the University of Southern California and the University of California at Los Angeles. From 1996 to January 1999, Dr. Ben-Bassat also served as a board member of Tadiran Telecommunications Inc., a telecommunications company. From 1990 to 1996, Dr. Ben-Bassat served as a board member of Tadiran Electronic Systems Ltd., a defense electronics company. Dr. Ben-Bassat holds Bachelor of Science, a Master of Science and a Doctor of Philosophy degrees in Mathematics and Statistics from Tel-Aviv University.


     SHIMON M. ROJANY co-founded ClickSoftware and has served as our Senior Vice President and Chief Financial Officer since November 1999. From 1989 to the present, Mr. Rojany has also served as Senior Vice President and Chief Financial Officer of our U.S. subsidiary. From 1990 to 1999, Mr. Rojany also served as a Senior Associate with Adizes Institute, Inc., a consulting company. Mr. Rojany holds a Bachelor of Science degree in Accounting from California State University at Northridge and a Master of Business Administration in Management Decision Systems from the University of Southern California and is a certified public accountant.

     DAVID SCHAPIRO has served as our Vice President and General Manager of the Product Development Group since November 1999. From October 1996 to November 1999, Mr. Schapiro served as the ClickSchedule Division General Manager. Prior to November 1999, Mr. Schapiro served in various management and marketing positions at ClickSoftware including Vice President of Business Development. Since 1984 Mr. Schapiro has served in positions at Applied Materials, a semiconductor equipment manufacturer, and Scitex Corporation, a digital printing system company. Mr. Schapiro holds a Bachelor of Science degree in Mathematics and Computer Science from Tel Aviv University and a Master of Science degree in Computer Science from Bar Ilan University.


     AMI SHPIRO has served as Vice President and General Manager of European Operations and Managing Director of ClickService Software Limited since October 1996. From 1994 to October 1996, Mr. Shpiro served as Vice President, W-6 division. Prior to 1994, Mr. Shpiro had various roles in developing the W-6 scheduling system. Mr. Shpiro holds a Bachelor of Science degree in Computer Science and a Master of Science degree from the Hebrew University of Jerusalem.

     ROBERT SPINA has served as our Vice President of Sales since March 1999. From February 1998 to March 1999, Mr. Spina served as our Vice President, Sales, Eastern Region. From December 1995 to February 1998, Mr. Spina was a Vice President at Berkeley Software Design, Inc., a provider of internet server software to service providers and network equipment OEMs. Mr. Spina holds a Bachelor of Science degree from Utica College.

     HANNAN CARMELI has served as Vice President and General Manager of the ClickFix Division since October 1997. From September 1997 to October 1997, Mr. Carmeli served as Manager of the TechMate Division. From December 1994 to September 1996, Mr. Carmeli served as Sales Director for Surecomp, a software vending company. Mr. Carmeli holds a Bachelor of Science degree from the Technion Institute and a Master of Science degree in Computer Science from Boston University.

     MARK TRIMUE has served as our Vice President for Business Development since November 1998. From January 1998 to November 1998, Mr. Trimue served as our Vice President, Sales, Southern Region. From June 1995 to January 1998, Mr. Trimue served as Vice President of Marketing of Berkeley Software Design, Inc. From January 1994 to April 1995, Mr. Trimue served as Vice President of Sales Management and Marketing of Equinox Systems, Inc. Mr. Trimue holds a Bachelor of Arts degree in Economics from the University of Arkansas.

     AMIT BENDOV has served as our Vice President of Product Marketing since July 1998. From September 1996 to June 1998, Mr. Bendov served as our Director of Customer Support and Integration. From August 1994 to August 1996, Mr. Bendov served as our Research and Development Manager. Mr. Bendov holds a Bachelor of Science degree in Computer Science and Statistics from Tel Aviv University.

     RONI EINAV has served as a director of ClickSoftware since April 2000. From 1983 to April 1999, Mr. Einav served as Chairman of the Board of Directors of New Dimension Software, Ltd., a software company which he founded. Mr. Einav has also played a role in founding over ten additional Israeli high-tech companies including: Liraz Computers, which owns Level 8, Jacada, UDS-Ultimate Distribution Systems, CreditView, CePost, CeDimension, ComDa and Einav Systems. Mr. Einav is a Major in the Israeli Defense Forces, serving in the Systems Analysis Division. Mr. Einav holds a Bachelor of Science degree in Management and Industrial Engineering and a Master of Science degree in Operations Research from the Technion Institute.

     DR. ISRAEL BOROVICH has served as a director of ClickSoftware since July 1997. Since 1988, Dr. Borovich has served as President of Arkia Israeli Airlines and Knafaim-Arkia Holdings Ltd. Mr. Borovich also serves as a director of Knafaim-Arkia Holdings, Ltd., Maman-Cargo Terminals & Handling Ltd., Issta Lines Israel Students Travel Company Ltd., Ogen Investments, Ltd., Granit Hacarmel Investments, Ltd. and Vulcan Batteries Ltd. Mr. Borovich holds Bachelor of Science, Master of Science and a Doctor of Philosophy degrees in Industrial Engineering from the Polytechnic Institute in Brooklyn.

     NATHAN GANTCHER has served as a director of ClickSoftware since April 2000. From October 1997 to October 1999, Mr. Gantcher served as Vice Chairman of CIBC World Markets Corp. From 1983 to November 1997, Mr. Gantcher served as President, Chief Operating Officer and Co-Chief Executive Officer of Oppenheimer & Co. Since 1983, Mr. Gantcher has served as Chairman of the Board of Trustees of Tufts University. Mr. Gantcher is a member of the Board of Overseers at the Columbia University Graduate School of Business, a director of Mack-Cali Realty Corp and the Jewish Communal Fund, and a trustee of the Anti-Defamation League Foundation. Mr. Gantcher holds a Bachelor of Arts degree in Business from Tufts University and an Master of Business Administration degree from the Columbia University Graduate School of Business.

     FREDRIC W. HARMAN has served as a director of ClickSoftware since April 1997. Since July 1994, Mr. Harman has served as a General Partner of several venture capital limited partnerships including Oak

VI Affiliates, one of our shareholders. Mr. Harman also serves as director of ILOG, S.A., Inktomi Corporation, Primus Knowledge Solutions, Inc., InterNAP Networking Services Corp., Quintus Corporation and Avenue A, Inc. Mr. Harman holds a Bachelor of Science degree in Electrical Engineering and a Master of Science degree in Electrical Engineering from Stanford University and Master of Business Administration degree from the Harvard Graduate School of Business.


     EDDY SHALEV has served as a director of ClickSoftware since April 1997. Since April 1997, Mr. Shalev has also served as a director of Fundtech Corp. Mr. Shalev has served as Chief Executive Officer of E. Shalev Ltd. since January 1997 and as the Managing General Partner of E. Shalev Management since 1983. Mr. Shalev holds a Master of Science degree in Management Information Systems from Tel Aviv University.


     JAMES W. THANOS has served as a director of ClickSoftware since May 2000. Since October 1999, Mr. Thanos has served as Executive Vice President, Worldwide Field Operations of BroadVision, Inc. From March 1998 to October 1999, Mr. Thanos served as BroadVision's Vice President and General Manager, Americas. Prior to working for BroadVision, Mr. Thanos served as Senior Vice President of Worldwide sales at Aurum Software. Mr. Thanos holds a Bachelor of Arts degree in International Relations and a Bachelor of Arts degree in Behavioral Sciences from Johns Hopkins University.


ELECTION OF DIRECTORS

     An annual general meeting is required to be held at least once in every calendar year, but not more than fifteen months after the last preceding annual general meeting. Our articles of association currently provide that the number of directors shall be no less than two nor more than eleven directors including independent or external directors. There are no family relationships among any of our directors, officers or key employees. Pursuant to the Companies Law, commencing three months after the date our shares are listed for trading on a stock exchange, the general manager of our company shall not serve as the chairman of the board unless it was authorized by a majority that includes at least two-thirds of the shareholders who are not controlling shareholders, as that term is defined in the Companies Law, who are present and voting, and for a period of not more than three years from the date such decision was adopted. On March 2000, our shareholders approved that Dr. Ben-Bassat may serve as general manager and as chairman of the ClickSoftware board of directors until March 2003.

     Our board of directors will be divided into three classes, only one of which will be elected each year, having terms of approximately three years each with the following terms of office:

     - Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2001;

     - Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2002; and

     - Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2003.

     The Class I directors shall initially consist of Dr. Borovich and Mr. Harman, the Class II directors shall initially consist of Mr. Gantcher and Mr. Einav and the Class III directors shall initially consist of Dr. Ben-Bassat, Mr. Shalev and Mr. Thanos.

     Directors whose class is up for election will be elected by shareholders at our annual general meeting and hold office until the annual general meeting held in the third year following the year of their election and until their successors have been duly elected and qualified. Vacancies on the board of directors may be filled by a majority of the directors then in office. A director so chosen will hold office until the next annual general meeting.

     Our ordinary shares do not have cumulative voting rights in the election of directors, which means that the holders of ordinary shares conferring more than 50% of the voting power represented in person or by proxy and voting on the election of directors at a general meeting have the power to elect all of the directors and, in such event, holders of the remaining ordinary shares will not be able to elect any directors. See also "Risk Factors -- Risks Relating to this Offering -- Our officers, directors and affiliated entities own a large percentage of our company and could significantly influence the outcome of actions."

EXTERNAL AND INDEPENDENT DIRECTORS

     Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint two people to serve as external directors on the board of directors of a company. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity controlled by that person has at the date of appointment, or has had at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term "affiliation" includes:

     - an employment relationship;

     - business or professional relationship maintained on a regular basis;

     - control; or

     - service as an officer.

     No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director or if such position or other business may impair such director's ability to serve as an external director. No person who is a director in one company can serve as an external director in another company, if at that time a director of the other company serves as an external director in the first company. The Companies Law further provides that when, at the time of appointment of an external director, all members of the board of directors of the company are of one gender, then the external director appointed shall be of the other gender.

     External directors are appointed by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of appointment of the director or (2) the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director will be three years and may be extended for an additional three-year period. Each committee of a company's board of directors will be required to include at least one external director and all external directors must be members of the company's audit committee. Regulations promulgated under the Companies Law provide that the applicability of the Companies Law with respect to the nomination by an Israeli company whose shares are publicly traded outside Israel only shall commence three months following the offering of the Company's shares to the public. At such time, we shall be required to appoint two external directors. These regulations also provide that, with respect to a company whose shares are publicly traded outside Israel only, the external directors do not have to be residents of Israel. As required by the Companies Law, since all the members of our Board of Directors are men, one of the external directors must be a woman.

     In addition, we are obligated under the requirements for quotation on the Nasdaq National Market to have at least two independent directors on our board of directors, who also may serve as external directors under the Companies Law, and to establish an audit committee, at least a majority of whose members are independent of management. We intend to appoint a director in addition to Dr. Israel Borovich, who will qualify as an independent director under the Nasdaq National Market requirements. Dr. Borovich may not serve as an external director.

     An external director is entitled to consideration and to the refund of expenses, only as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with service provided as an external director. Nevertheless, the grant of an exemption from liability for breach of fiduciary duty or duty of care, an undertaking to indemnify, indemnification or insurance under the provisions of the Companies Law shall not be deemed as consideration. Under the Companies Law, an external director cannot be dismissed from the office unless:

     - the board of directors determines that the external director no longer meets the requirements for holding such office, as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company and the shareholders of the company vote (by the same majority required for the appointment) to remove the external director after the external director has been given the opportunity to present his or her position;

     - an Israeli court determines, upon a request of a director or a shareholder, that the director no longer meets the requirements for holding such office as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company; or

     - the court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of certain crimes as specified in the Companies Law.

DUTY OF CARE AND FIDUCIARY AND LOYALTY DUTIES

     The Companies Law codifies the duty of care and fiduciary and loyalty duties that an officer owes to a company. The term officer includes any director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers who are directly subject to the general manager and any other person fulfilling or assuming any of these positions or responsibilities without regard to such person's title. The fiduciary and loyalty duties of an officer include:

     - avoiding any conflict of interest between the officer's position with the company and his personal affairs;

     - avoiding any competition with the company;

     - avoiding exploiting any of the company's business opportunities in order to receive personal advantage for himself or others; and

     - revealing to the company any information or documents relating to the company's affairs which the officer has received due to his position as an officer of the company.

     In addition, the Companies Law requires disclosure by an officer to the company in the event that an office holder is aware of a "personal interest" in any transaction or proposed transaction of the company (including, generally, a personal interest of certain relatives in an extraordinary transaction of the company). We do not have any conflict of interest policy.

AUDIT COMMITTEE, INTERNAL AUDITOR AND CERTIFIED PUBLIC ACCOUNTANT

     The Companies Law provides that public companies must appoint an audit committee of the board of directors. The number of members of the audit committee shall not be fewer than three and it shall include all of the external directors. The chairman of the board of directors, any director who is employed by the company or gives services to the company, on a regular basis, a controlling shareholder or his relative cannot be a member of the audit committee. Our audit committee consists of Mr. Borovich, Mr. Harman and Mr. Shalev. These directors are not external directors. Following the offering, we intend to appoint two external directors to the audit committee in addition to, or in the place of, one or more of the current members.

     Under the Companies Law, the board of directors must also appoint an internal auditor in accordance with the recommendations of the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law, integrity and orderly business procedure. The internal auditor may be an employee of the company but not a person holding 5% or more of a company's capital, a person who has the power to appoint one or more directors or the general manager, an officer, or a relative of the foregoing or the company's certified public accountant or its representative. We intend to appoint an internal auditor shortly after this offering. In addition, under the Companies Law, all companies must appoint a certified public accountant to audit the company's financial statements and report any material improprieties that he may discover to the chairman of the board of directors.

APPROVAL OF SPECIAL TRANSACTIONS UNDER ISRAELI LAW

     Each person listed in the table under "-- Executive Officers and Directors" above is an officer. Under the Companies Law, the approval of the board of directors is required only for arrangements with respect to compensation of a company's chief executive officer. Arrangements regarding the compensation of directors also require audit committee and shareholder approval.

     The Companies Law requires that an officer or a controlling shareholder in a public company, including an Israeli company that is publicly traded outside of Israel, promptly disclose to the audit committee, board of directors and, in certain circumstances, the shareholders, any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company (an officer and a controlling shareholder are under no such duty of disclosure when the personal interest stems only from the personal interest of a relative in a transaction that is not exceptional). In addition, if the transaction is an exceptional transaction, as defined in the Companies Law, the officer must also disclose any personal interest held by the officer's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouse of any of the foregoing, or by a corporation in which the officer is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. The disclosure must be made without delay and not later than the board of directors meeting as which the transaction is first discussed. For these purposes, the definition of a controlling shareholder under the Companies Law includes a shareholder that holds 25% or more of the voting rights in a company, unless another shareholder holds more than 50% of the voting rights (if two or more shareholders are interested parties in the same transaction their shareholdings shall be deemed cumulative).

     Once the officer or controlling shareholder complies with these disclosure requirements, the company may approve the transaction in accordance with the provisions of the Companies Law and its articles of association. Generally, the approval of the majority of the disinterested members of the audit committee and the board of directors is required. If audit committee approval is required for a transaction with an interested party, an officer or a controlling shareholder, such approval may not be given unless, at the time the approval was granted two members of the audit committee were external directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. Shareholder approval may also be required if the transaction is an exceptional transaction. An exceptional transaction is a transaction outside of the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities. Examples of an exceptional transaction include a transaction between a public company and a controlling shareholder, and a transaction between a public company and a controlling shareholder who is also an officer of the company relating to his terms of employment or affiliation. In such event, the principal terms of such transaction must be disclosed in a notice to the shareholders which will include all substantive documents relating to the transaction. If the transaction is with an officer or with a third party in which the officer or the controlling shareholder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Shareholders must also approve all compensation paid to directors in whatever capacity, company's undertaking to indemnify a director or indemnification under a permit to indemnify and any transaction in which a majority of the board members have a personal interest. An officer with a personal interest in any matter may not be present at any audit committee or board of directors meeting where such matter is being approved, and may not vote thereon, unless the majority of the members of the audit committee or of the board of directors have a personal interest in such approval. Shareholders' approval for an exceptional transaction must include at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting. However, the transaction can be approved by shareholders without this one-third approval if the total shareholdings of those who vote against the transaction do not represent more than one percent of the voting rights in the company, unless the Minister of Justice shall determine a different percentage.

     For information concerning the direct and indirect personal interests of certain officers and principal shareholders of ClickSoftware in certain transactions with ClickSoftware, see "Certain Transactions."

DUTY OF SHAREHOLDERS

     Under the Companies Law, in exercising their rights and in fulfilling their obligations to the company and the other shareholders, shareholders must act in good faith and in a customary manner and refrain from abusing their power when, among other things, voting at general or class meetings on any amendment of the articles of association, an increase of the company's registered (authorized) share capital, a merger or approval of certain acts and transactions which require shareholder approval. The laws governing breach of contract apply, with the necessary modifications, to breach of the above obligations. Furthermore, a shareholder who may control the company, a shareholder who knows that his vote will be decisive at a general or class meeting and a shareholder who has the power to appoint or prevent the appointment of an office holder or who has any other power with respect to the company, must act fairly towards the company. Any breach by any such shareholder of these obligations is treated in the same way as a breach by an office holder of his fiduciary duty, with the necessary modifications.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Companies Law permits a company to insure an officer in respect of liabilities incurred by him by reason of acts or omissions committed in his capacity as an officer with respect to: a breach of the officer's duty of care to the company or to another person, or a breach of the officer's fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. Furthermore, the Companies Law provides that a company can indemnify an officer for monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgement, including a compromise judgement or an arbitrator's decision approved by a court, and reasonable litigation expenses, including attorney's fees, actually incurred by the officer or imposed upon him by a court, in an action, suit or proceedings brought against him by or on behalf of the company or by other persons, in connection with a criminal action from which he was acquitted or in connection with a criminal action which does not require proof of criminal intent in which he was convicted, in each case by reasons of acts or omissions of such person in his capacity as officer.

     Furthermore, the Companies Law provides that the company's articles of association may provide for indemnification of an officer post-factum and may also provide that a company may undertake to indemnify an officer in advance, provided such undertaking is limited to types of occurrences which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable and, to an amount the board of directors has determined is reasonable in the circumstances.

     Our articles of association allow us to insure and indemnify officers to the fullest extent permitted by law. We have approved indemnification for officers and directors of up to $50,000,000 in the aggregate. We intend to enter into indemnification agreements with each of our officers and directors.

COMPENSATION COMMITTEE, INSIDER PARTICIPATION AND INTERLOCK

     Our compensation committee consists of Messrs. Harman and Shalev.

     None of the current members of our compensation committee is an officer or employee of ClickSoftware. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

DIRECTOR COMPENSATION

     Our directors may be compensated for their service as directors to the extent such compensation is approved as required by the Companies Law. This approval will generally require the approvals of our audit committee, our board of directors and our shareholders.

     Our directors who are not executive officers do not receive cash compensation for their service on the board of directors or any board of directors committee. However, all non-management directors are reimbursed for their expenses for each board of directors meeting attended.


     As of the date of this offering, options to purchase 815,000 ordinary shares granted to our directors are outstanding, of which options to purchase 80,000 shares are subject to shareholder approval. The weighted average exercise price of these options is $2.67 per share. Of these options, options to purchase 178,110 ordinary shares are exercisable or will become exercisable within 60 days of March 31, 2000.


EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid or accrued during 1999 to our Chief Executive Officer and our four other most highly compensated executive officers whose salary and bonus for the fiscal year ended December 31, 1999 was more than $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                   ------------
                                                           ANNUAL COMPENSATION      SECURITIES
                                                           --------------------     UNDERLYING
               NAME AND PRINCIPAL POSITION                  SALARY      BONUS        OPTIONS
               ---------------------------                 --------    --------    ------------
Moshe Ben-Bassat
  Chief Executive Officer................................  $190,000    $160,000      720,000
Amit Bendov
  Vice President, Product Marketing......................   105,000      48,120        9,000
Ami Shpiro
  Vice President and General Manager, Europe
  Operations.............................................   146,700      82,180        6,781
Robert Spina
  Vice President, Sales..................................    83,917      66,484       21,000
Mark Trimue
  Vice President, Business Development and Channels
  Development............................................   126,663      38,753       24,000

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information relating to stock options awarded to each of the Named Executive Officers during the year ended December 31, 1999. Other than the options granted to Moshe Ben-Bassat, all such options were awarded under our 1999 Option Plans and generally vest over four years.


                                             INDIVIDUAL GRANTS                                            POTENTIAL REALIZABLE
                           -----------------------------------------------------                            VALUE AT ASSUMED
                           NUMBER OF      PERCENT OF                                   POTENTIAL            ANNUAL RATES OF
                           SECURITIES    TOTAL OPTIONS                                 REALIZABLE       STOCK PRICE APPRECIATION
                           UNDERLYING       GRANTED                                     VALUE AT          FOR OPTION TERMS(2)
                            OPTIONS        IN FISCAL      EXERCISE    EXPIRATION    ASSUMED INITIAL     ------------------------
NAME                        GRANTED         1999(1)        PRICE         DATE        OFFERING PRICE         5%           10%
----                       ----------    -------------    --------    ----------    ----------------    ----------    ----------
Moshe Ben-Bassat
  Chief Executive
  Officer................   720,000(3)       48.2%         $1.83       12/31/02        $5,162,400       $6,183,810    $7,307,280
Amit Bendov(4)
  Vice President, Product
  Marketing..............     9,000           0.6%         $0.83       12/31/07            73,530          112,204       166,161
Ami Shpiro(5)
  Vice President and
  General Manager, Europe
  Operations.............     6,781           0.5%         $0.83       12/31/07            55,401           84,539       125,193
Robert Spina(6)
  Vice President,
  Sales..................    21,000           1.4%         $0.83       12/31/07           171,570          261,809       387,708
Mark Trimue(7)
  Vice President,
  Business Development
  and Channels
  Development............    24,000           1.6%         $0.83       12/31/07           196,080          299,210       443,095


---------------
(1) Based on an aggregate of 1,493,809 options and warrants we granted in the year ended December 31, 1999 to our employees, directors and consultants, including the Named Executive Officers.


(2) The 5% and 10% assumed annual rate of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our ordinary share prices. These figures are based on an assumed offering price of $9.00 per share.


(3) The options granted to Dr. Ben-Bassat vest over a period of 41 months.

(4) Excludes an additional option for 14,400 ordinary shares at an exercise price of $8.50 per share granted to Mr. Bendov on March 21, 2000.

(5) Excludes an additional option for 18,000 ordinary shares at an exercise price of $8.50 per share granted to Mr. Shpiro on March 21, 2000.

(6) Excludes an additional option for 7,200 ordinary shares at an exercise price of $8.50 per share granted to Mr. Spina on March 21, 2000.

(7) Excludes an additional option for 7,200 ordinary shares at an exercise price of $8.50 per share granted to Mr. Trimue on March 21, 2000.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table set forth information for each of the Named Executive Officers concerning option exercises for the fiscal year ended December 31, 1999, and exercisable and unexercisable options held at December 31, 1999. The Named Executive Officers did not exercise any options during the fiscal year ended December 31, 1999.


     The value of unexercised in-the-money options at December 31, 1999 is based on a value of $9.00 per share of our ordinary shares, which is the assumed initial public offering price, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option. All options other than those held by Dr. Ben-Bassat were granted under our 1996 Stock Plan, our 1997 Stock Plan, our 1998 Stock Plan or our 1999 Stock Plans.



                                                NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                               UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                                            OPTIONS AT DECEMBER 31, 1999         DECEMBER 31, 1999
                                            ----------------------------    ----------------------------
NAME                                        EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                        -----------    -------------    -----------    -------------
Moshe Ben-Bassat..........................     87,805        632,195        $  629,562      $4,532,838
  Chief Executive Officer
Amit Bendov...............................    131,315         59,785         1,105,672         501,140
  Vice President, Product Marketing
Ami Shpiro................................     11,741         24,522            98,859         204,780
  Vice President and General Manager,
  Europe Operations
Robert Spina..............................     12,375         35,625           104,198         294,713
  Vice President, Sales
Mark Trimue...............................     11,000         37,000            92,620         305,540
  Vice President, Business Development and
  Channels Development


MANAGEMENT EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with Dr. Moshe Ben-Bassat, our Chief Executive Officer, and Shimon M. Rojany, our Chief Financial Officer. The agreements provide that the executives' employment relationships are "at-will" and may be terminated at any time by either us or the executive with or without cause or notice. The agreements provide that in the event the executive is terminated by us without cause, the executive shall be entitled to severance payments (to be paid in a lump sum or monthly at the executive's discretion) in amounts equal to twelve months of annual base salary as of the date of termination for Dr. Ben-Bassat and six months of the annual base salary as of the date of termination for Mr. Rojany. Dr. Ben-Bassat is also entitled to full acceleration of option vesting in the event of a change in control. The executive's right to receive the benefits set forth above will immediately terminate if the executive competes with us during the six or twelve months following termination of employment with us.

OPTION PLANS AND OTHER OPTIONS AND WARRANTS

     The purpose of our option plans is to afford an incentive to employees and consultants of ours, or any of our subsidiaries, to acquire a proprietary interest in us, to continue as officers, directors, employees and consultants, to increase their efforts on behalf of us and to promote the success of our business.

     As of December 31, 1999, we maintained five option plans, the 1996 Option Plan, the 1997 Option Plan, the 1998 Option Plan and the two 1999 Option Plans. In 1996, we adopted an Employees' Share Option Plan (1996 Option Plan) according to which options for the purchase of up to 360,000 Ordinary A shares may be granted to employees. The options have an exercise price of $0.58 per share and vest over a four year period at the rate of 33% per year, commencing in the second year from the date of the grant. In 1997, we adopted an Employees' Share Option Plan (1997 Option Plan) according to which options for the purchase of up to 900,000 Ordinary B shares may be granted to employees. The options are exercisable at a price of $0.58 per share and vest over a four year period, with monthly vesting after two years. The options issued to U.S. employees vest after one year. In 1998, we adopted an option plan (1998 Option

Plan) according to which options for the purchase of Ordinary B shares may be granted to employees at an exercise price of $0.58 per share. In 1999 we adopted new option plans according to which options for the purchase of 660,810 Ordinary B shares may be granted to employees at an exercise price of $0.83 per share. Shares granted under the 1998 Option Plan and the 1999 Option Plans vest over a four year period at the rate of 33% per year commencing in the second year from the date of grant. We do not intend to grant additional options under these plans.


     In 2000, we adopted three new option plans -- the 2000 U.S. Option Plan, the 2000 Israeli Plan and the 2000 Unapproved U.K. Plan. In March 2000 we issued options for 324,600 ordinary shares pursuant to the 2000 U.S. Option Plan, the 2000 Israeli Plan and the 2000 Unapproved U.K. Plan. After March 2000, we issued additional stand-alone options to purchase 80,000 ordinary shares in the aggregate. These options vest over a four year period beginning one year following the grant date in the case of the 2000 U.S. Option Plan, and two years following the grant date in the case of the 2000 Israeli Plan and the 2000 Unapproved U.K. Plan. As of the date of this offering, options to purchase 2,957,532 ordinary shares were outstanding under our existing option plans, stand-alone options and a warrant. The weighted average exercise price of options outstanding under our option plans is $2.28. We do not intend to grant additional options under these plans. Following the completion of this offering, we plan to issue options to our U.S., U.K. and Israeli employees under the 2000 Share Option Plan and the U.K. 2000 Approved Scheme.


     Our option plans are administered by our board of directors and, following the closing of this offering, the compensation committee of our board of directors. Under the option plans, options to purchase our ordinary shares may be granted to officers, directors, employees or consultants of ours or our subsidiaries. In addition, pursuant to the option plans, the exercise price of options shall be determined by our compensation committee but may not be less than the par value of the ordinary shares. The vesting schedule of the options is also determined by our compensation committee but generally the options vest over a three to four year period. Each option granted under the option plans is exercisable until the expiration date of the respective option plans.

2000 U.S. OPTION PLAN

     We have a stock option plan for our U.S. employees, the 2000 U.S. Option Plan. Options issued under the plan will be for ordinary shares at an exercise price determined by the plan administrator. Options issued under the plan will be exercisable for one fourth the number of shares granted under the option after one year from the date of grant and will vest fully over a four year period.

2000 ISRAELI PLAN

     We also have a stock option plan for our Israeli employees, the 2000 Israeli Plan. Options issued under the plan will be for ordinary shares at an exercise price of $8.50. Options issued under the plan will be exercisable for one third the number of shares granted under the option after two years from the date of grant and will vest fully over a four year period.


U.K. 2000 UNAPPROVED SCHEME



     We also have a stock option scheme, the U.K. 2000 Unapproved Share Scheme, for our U.K. employees. Options issued under the plan will be for ordinary shares. Our board of directors or a committee of the board administers the plan. The plan provides that options may be granted at an exercised price and subject to the criteria that the board determines. In the absence of an alternative provision determined at the date of grant, an option will be exercisable for half the number of shares granted under option after two years from the date of grant and will vest fully over a four year period. If an employee is terminated for cause, his options lapse immediately. In other circumstances, an employee has two months to exercise his option. Options must be exercised within 10 years of their grant date. This plan will lapse in 2010.

U.K. 2000 APPROVED SCHEME



     We are also in the process of adopting a U.K. Inland Revenue Approved share option scheme, the U.K. 2000 Approved Share Option Scheme. Options granted under this scheme will be over ordinary shares and will be granted at the market value of the shares at the date of grant. Provisions on vesting of options and rights of exercise on termination are similar to the unapproved scheme. Options must be exercised within 10 years of the date of grant. This plan will lapse in 2010.


2000 SHARE OPTION PLAN

     Our 2000 Share Option Plan was adopted by our board of directors on February 10, 2000, and was approved by our shareholders on March 20, 2000. This plan provides for the grant of incentive share options within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and nonstatutory share options to our employees, directors and consultants. A total of 3,000,000 ordinary shares have been reserved for issuance pursuant to the plans created in 2000. The number of ordinary shares reserved for issuance under the plan will increase annually on January 1 of each calendar year, effective beginning in 2001, equal to the lesser of 5% of the outstanding shares on the first day of the year, 1,250,000 shares or such lesser amount as our board of directors may determine.

     Our board of directors or a committee of our board administers the plan. The committee may consist of two or more "outside directors" to satisfy certain tax and securities requirements. The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the options and the form of consideration payable upon exercise. The administrator determines the exercise price of options granted under our share option plan, but with respect to incentive stock options, the exercise price must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator may reduce the exercise price of any option if the fair market value of the shares covered by such option has declined since the date of grant. Additionally, the term of an incentive stock option may not exceed ten years.

     After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option will generally remain exercisable for 12 months following such termination. In all other cases, the option will generally remain exercisable for 3 months. An option may never be exercised later than the expiration of its term. Unless otherwise determined by the administrator, the share option plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. Our share option plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute for each option. If the outstanding options are not assumed or substituted, all outstanding options will accelerate and become fully vested prior to the closing of such merger or sale of assets.

     The plan will automatically terminate in 2010, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the plan provided it does not adversely affect any option previously granted under the plan. In the event of our dissolution or liquidation, the administrator, in its discretion, may provide that the options will vest and be exercisable until fifteen days prior to such transaction.

2000 EMPLOYEE SHARE PURCHASE PLAN

     Concurrently with this offering, we intend to establish a 2000 Employee Share Purchase Plan. A total of 800,000 ordinary shares will be made available for sale under the plan. In addition, our plan provides for annual increases in the number of shares available for issuance under the plan on January 1 of each year, beginning in 2001, equal to the lesser of 2% of the outstanding shares on the first day of the calendar year, 500,000 shares, or such other lesser amount as may be determined by our board of directors. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted the right to purchase shares under the plan if such employee:

     - immediately after the grant would own shares possessing 5% or more of the total combined voting power or value of all classes of our capital shares, or

     - whose rights to purchase shares under all of our employee share purchase plans accrues at a rate that exceeds $25,000 worth of shares for each calendar year.

     Our plan is intended to qualify for preferential tax treatment and contains consecutive six-month offering periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before October 31, 2000.

     The plan permits participants to purchase ordinary shares through payroll deductions of up to 12% of their eligible compensation which includes a participant's base straight time gross earnings but excludes all other compensation paid to our employees. A participant may purchase no more than 5,000 shares during any six-month offering period.

     Amounts deducted and accumulated by the participant are used to purchase full ordinary shares at the end of each six-month offering period. The exercise price will be 85% of the lower of the fair market value of our ordinary shares at the beginning or end of an offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     A participant may not transfer rights granted under our employee share purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the plan.

     In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding right, the offering period then in progress will be shortened, and a new exercise date will be set. In the event of a dissolution or liquidation, an offering period in progress will be shortened by setting a new exercise date to precede the date of such transaction unless otherwise provided by our board.

     Our plan will terminate in 2010. However, our board of directors has the authority to amend or terminate our plan, except that, subject to certain exceptions described in the plan, no such action may adversely affect any outstanding rights to purchase shares under our plan.

  401(k) Plan

     We provide a tax-qualified employee savings and retirement plan, commonly known as a 401(k) plan, which covers our eligible employees in the United States. Under our 401(k) plan, United States employees may elect to reduce their current annual compensation, on a pre-tax basis, up to the lesser of 15% or the statutorily prescribed limit, which was $10,000 in calendar year 1999 and will be $10,500 in calendar year 2000, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code so that contributions by our employees to the 401(k) plan and income earned on plan contributions are not taxable to employees until withdrawn from the 401(k) plan and so that contributions will be deductible by us when made. The trustee of the 401(k) plan invests the assets of the 401(k) plan in the various investment options as directed by the participants.

                              CERTAIN TRANSACTIONS

STOCK AND WARRANT ISSUANCES

     On April 13, 1997, we sold 2,810,424 Series A-1 Convertible Preferred Shares at a price of $0.9785 per share. On April 12, 1997, August 5, 1997 and October 15, 1997, we sold an aggregate of 2,299,438 Series A Convertible Preferred Shares at a price of $0.9785 per share. On March 23, 1998, we sold 3,826,809 Series B Convertible Preferred Shares pursuant to the conversion of previous issued convertible notes at a price of $1.9598 per share. On November 2, 1998, we sold 2,731,141 Series C Convertible Preferred Shares at a price of $2.3207 per share. On December 15, 1999, we sold 1,832,086 shares of Series D Convertible Preferred Shares at a price of $6.2770 per share. Upon the consummation of this offering, all of the outstanding Series A-1 Convertible Preferred Shares, Series A Convertible Preferred Shares, Series B Convertible Preferred Shares, Series C Convertible Preferred Shares and Series D Convertible Preferred Shares will automatically convert into ordinary shares on a one-for-one basis. The following directors, executive officers and holders of more than 5% of a class of voting securities purchased Series A-1 Convertible Preferred Shares, Series A Convertible Preferred Shares, Series B Convertible Preferred Shares, Series C Convertible Preferred Shares and Series D Convertible Preferred Shares:

                                    SHARES OF     SHARES OF    SHARES OF    SHARES OF    SHARES OF
                                    SERIES A-1    SERIES A     SERIES B     SERIES C     SERIES D
PURCHASER                           PREFERRED     PREFERRED    PREFERRED    PREFERRED    PREFERRED
---------                           ----------    ---------    ---------    ---------    ---------
EXECUTIVE OFFICERS AND DIRECTORS
Moshe Ben-Bassat..................         --        51,098      237,772           --           --
Shimon M. Rojany..................         --       102,197           --           --           --
5% SHAREHOLDERS
Entities affiliated with Oak
  Investment Partners.............  2,810,424            --      922,070      861,797           --
Entities affiliated with Genesis
  Partners........................         --     1,686,254      568,550      538,624           --
Entities affiliated with Worldview
  Technology Partners.............         --            --    1,530,724    1,292,696           --
Entities affiliated with MeriTech
  Capital Partners................         --            --           --           --    1,752,430

---------------
See the notes to table of beneficial ownership in "Principal Shareholders" for information relating to the beneficial ownership of such shares. See "Description of Share Capital -- Registration Rights" for a description of registration rights of these holders.

     Concurrent with the issuance of Series B Convertible Preferred Shares in April 1998, we issued warrants to purchase an aggregate of 393,552 Series B Convertible Preferred Shares with an exercise price of $1.9598 per share and a warrant to purchase 18,926 Ordinary Shares with an exercise price of $0.58 per share. The warrant to purchase 18,926 Ordinary Shares was exercised in March 2000. The following directors, executive officer and holders of more than 5% of our outstanding preferred shares received warrants to purchase Series B Convertible Preferred Shares:

                                                              NUMBER OF SERIES B
PURCHASER                                                       WARRANT SHARES
---------                                                     ------------------
Entities affiliated with Oak Investment Partners............       129,736
Entities affiliated with Genesis Partners...................        77,842
Moshe Ben-Bassat............................................        88,277
Shimon M. Rojany............................................        23,466

     In connection with the purchase of their shares of Series D Convertible Preferred, on February 10, 2000 we issued entities affiliated with MeriTech Capital Partners a warrant to purchase 76,200 Ordinary Shares with an exercise price of $0.01 per share. These warrants were exercised in March 2000.

     The warrants for preferred shares can either be exercised for cash consideration or any warrant may be exercised by applying the value of a portion of the warrant, which is equal to the number of shares issuable under the warrant being exercised, multiplied by the fair market value of the security receivable upon exercise of the warrant, less the per share exercise price, in lieu of payment of the exercise price per share.

OTHER AGREEMENTS WITH SHAREHOLDERS

     In early 1997, ClickSoftware spun off its textile software operations to Nester, Ltd., a private Israeli company controlled by Moshe Ben-Bassat and other ClickSoftware shareholders. ClickSoftware provides administrative services to Nester in consideration for an annual payment of approximately $48,000. In addition, Nester uses a portion of our Israeli office space and equipment for which they are charged on a per employee basis. As of March 31, 2000, we owed Nester approximately $99,000.

OTHER TRANSACTIONS

     Our Board of Directors granted a stand-alone option to purchase 720,000 ordinary shares to Moshe Ben-Bassat in August 1999 at an exercise price of $1.83 per share which was subsequently approved by our shareholders. This option vests pro rata over a 41 month period, with vesting commencing on August 1, 1999. Vesting of this option will accelerate upon a change of control of our company.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2000 and as adjusted to reflect the sale of ordinary shares being offered by us, for:

     - each person or group known by us to beneficially own more than 5% of our outstanding ordinary shares;

     - each of our Named Executive Officers;

     - each of our directors; and

     - all of our executive officers and directors as a group.

     Beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment powers, or of which a person has a right to acquire ownership at any time within 60 days of March 31, 2000. Except as otherwise indicated, and subject to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all ordinary shares held by them. Applicable percentage ownership in the following table is based on 20,979,543 shares outstanding as of March 31, 2000 and 25,979,543 ordinary shares outstanding immediately following completion of this offering. These numbers assume the conversion of all outstanding preferred shares into ordinary shares.


     Unless otherwise indicated below, the address of each of the principal shareholders is c/o ClickSoftware Technologies Ltd., 34 Habarzel Street, Tel Aviv, Israel.



                                                      ORDINARY SHARES
                                                BENEFICIALLY OWNED PRIOR TO    ORDINARY SHARES BENEFICIALLY
                                                       THE OFFERING              OWNED AFTER THE OFFERING
                                                ---------------------------    ----------------------------
NAME AND ADDRESS                                  NUMBER        PERCENTAGE        NUMBER        PERCENTAGE
----------------                                -----------    ------------    ------------    ------------
NAMED EXECUTIVE OFFICERS AND DIRECTORS
Moshe Ben-Bassat(1)...........................   4,493,774          21.3%        4,493,774         17.2%
Amit Bendov(2)................................     153,573             *           153,573            *
Ami Shpiro(3).................................     185,087             *           185,087            *
Robert Spina(4)...............................      15,188             *            15,188            *
Mark Trimue(5)................................      20,000             *            20,000            *
Israel Borovich(6)............................       2,500             *             2,500            *
Nathan Gantcher...............................          --             *                --            *
Roni Einav....................................          --             *                --            *
James W. Thanos...............................          --             *                --            *
Frederic W. Harman(7).........................   4,724,027          22.4         4,724,027         18.1
  c/o Oak Investment Partners
  525 University Avenue, Suite 1300
  Palo Alto, CA 94301
Eddy Shalev(8)................................   2,871,270          13.6         2,871,270         11.0
  c/o Genesis Partners
  50 Dizengoff Street
  Tel-Aviv 64332, Israel
5% SHAREHOLDERS
Entities affiliated with Oak Investments
  Partners(7).................................   4,724,027          22.4         4,724,027         18.1
  525 University Avenue, Suite 1300
  Palo Alto, CA 94301
Entities affiliated with Genesis
  Partners(8).................................   2,871,270          13.6         2,871,270         11.0
  50 Dizengoff Street
  Tel-Aviv 64332, Israel

                                                      ORDINARY SHARES
                                                BENEFICIALLY OWNED PRIOR TO    ORDINARY SHARES BENEFICIALLY
                                                       THE OFFERING              OWNED AFTER THE OFFERING
                                                ---------------------------    ----------------------------
NAME AND ADDRESS                                  NUMBER        PERCENTAGE        NUMBER        PERCENTAGE
----------------                                -----------    ------------    ------------    ------------
Entities affiliated with Worldview Technology
  Partners(9).................................   2,823,421          13.5         2,823,421         10.9
  435 Tasso Street, Suite 120
  Palo Alto, CA 94301
Entities affiliated with MeriTech Capital
  Associates L.L.C.(10).......................   1,828,629           8.7         1,828,629          7.0
  90 Middlefield Road, Suite 201
  Menlo Park, CA 94025
All executive officers and directors as a
  group (14 persons)(11)......................  13,059,564          61.2%       13,059,564         49.6%


---------------
 (1) Includes 2,114,944 shares held by Dr. Ben-Bassat's spouse, Idit Ben-Bassat. Dr. Ben-Bassat disclaims beneficial ownership of these shares. Also includes options to purchase 35,122 ordinary shares and a warrant to purchase 88,277 Class B Convertible Preferred Shares exercisable within 60 days of March 31, 2000 held by Dr. Ben-Bassat.

 (2) Includes options to purchase 145,760 Ordinary Shares exercisable within 60 days of March 31, 2000 held by Mr. Bendov.

 (3) Includes options to purchase 14,350 Ordinary Shares exercisable within 60 days of March 31, 2000 held by Mr. Shpiro.

 (4) Includes options to purchase 2,250 Ordinary Shares exercisable within 60 days of March 31, 2000 held by Mr. Spina.

 (5) Includes options to purchase 20,000 Ordinary Shares exercisable within 60 days of March 31, 2000 held by Mr. Trimue.

 (6) Includes options to purchase 2,500 Ordinary Shares exercisable within 60 days of March 31, 2000 held by Mr. Borovich.

 (7) Includes 4,489,542 shares held by Oak Investment Partners VI, L.P., and 104,749 shares held by Oak Affiliates Fund, L.P. Mr. Harman is a managing member of Oak Investment Partners VI, L.P. and Oak Affiliates Fund, L.P. Also includes a warrant to purchase 126,778 Class B Convertible Preferred Shares held by Oak Investment Partners VI, L.P. and a warrant to purchase 2,958 Class B Convertible Preferred Shares held by Oak Affiliates Fund, L.P. exercisable within 60 days of March 31, 2000. Mr. Harman disclaims beneficial ownership of these shares, except for his proportional interest therein, if any. Includes 3,037,772 ordinary shares and 1,686,255 non-voting shares.

 (8) Includes 1,897,297 shares held by Genesis Partners I L.P. and 896,131 shares held by Genesis Partners I (Cayman) L.P. Eddy Shalev is a managing general partner of Genesis Partners I, L.P. and Genesis Partners I (Cayman) L.P. Also includes a warrant to purchase 52,870 Class B Convertible Preferred Shares held by Genesis Partners I L.P. and a warrant to purchase 24,972 Class B Convertible Preferred Shares held by Genesis Partners I (Cayman) L.P. exercisable within 60 days of March 31, 2000. Mr. Shalev disclaims beneficial ownership of these shares, except for his proportional interest therein, if any.

 (9) Includes 1,913,029 shares held by Worldview Technology Partners I, L.P., 745,612 shares held by Worldview Technology International I, L.P. and 164,780 shares held by Worldview Strategic Partners I, L.P.

(10) Includes 1,799,372 shares held by MeriTech Capital Partners L.P., and 29,258 shares held by MeriTech Capital Affiliates L.P.


(11) Includes options to purchase 320,733 ordinary shares and warrants to purchase 319,320 Class B Convertible Preferred Shares exercisable within 60 days of March 31, 2000.

                          DESCRIPTION OF SHARE CAPITAL

DESCRIPTION OF SHARES

     Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our Memorandum of Association and Articles of Association, a copy of each of which has been filed as an exhibit to the Registration Statement of which this prospectus forms a part.

     As of the date of this offering, our authorized share capital will consist of 105,000,000 shares, NIS 0.02 nominal value per share, including 98,000,000 ordinary shares, 2,000,000 non-voting ordinary shares and 5,000,000 special preferred shares. As of March 31, 2000, there were 20,979,543 ordinary shares issued and outstanding on a pro forma basis and there were approximately 110 holders of our ordinary shares.

DESCRIPTION OF ORDINARY SHARES

     On March 20, 2000, our shareholders approved the increase of our authorized share capital to 98,000,000 ordinary shares, NIS 0.02 par value per ordinary share, effective immediately prior to the completion of this offering. Immediately prior to the completion of this offering, each preferred share will automatically convert into one ordinary share. On March 20, 2000, our shareholders approved a 1-for-2 reverse stock split for each share outstanding as of the record date and the issuance of bonus shares at a rate of 1 bonus shares for every 5 shares held, effective immediately prior to the completion of this offering. The effect of these transactions will be a 3 for 5 reverse share split. Immediately following the reverse share split and distribution of the share dividend, there will be 20,979,543 ordinary shares issued and outstanding.

     Upon completion of this offering, all outstanding ordinary shares, including the ordinary shares issued in this offering, will be validly issued and fully paid and will not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association, our articles of association or the laws of the State of Israel, except that nationals of certain countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

     Transfer of Shares and Notices. Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument. Generally, pursuant to the Companies Law, each shareholder of record in an Israeli public company, is entitled to receive at least twenty one days' prior notice of a General Meeting, unless provided by the company's articles of association that notice need not be sent. Our articles of association provide for at least ten days' and not more than sixty days' prior notice of a General Meeting of the shareholders unless a longer period is prescribed by the Companies Law. The Companies Law and the regulations promulgated thereunder provide that a notice of a General Meeting in a company whose shares are publicly traded outside of Israel, shall be published pursuant to the requirements of the Nasdaq National Market.

     Election of Directors. Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power have the power to elect all of our directors.

     Dividend and Liquidation Rights. We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. See "Description of Preferred Shares." Dividends may be distributed only out of profits available for dividends as determined by the Companies Law, provided that there is no reasonable concern that the distribution will prevent us from being able to meet our existing and anticipated obligations when they become due.

     Generally, pursuant to the Companies Law, the decision to distribute dividends and the amount to be distributed, whether interim or final, is taken by the Board of Directors. However, a company may determine in its articles of association that the decision to distribute dividends be made by the shareholders in the general meeting after receiving the recommendations of the Board of Directors, provided that the general meeting may reduce but not increase the amount of the dividends proposed by the Board of Directors; after the shareholders have determined at a general meeting the maximum amount which may be distributed; or in any other way, provided that the board of directors has had the opportunity to determine, prior to the distribution, that is not a non-permissable distribution pursuant to the Companies Law. Our articles of association provide that the Board of Directors has the authority to determine the amount and time for payment of any dividends, whether interim or final and the record date for determining the shareholders entitled thereto, provided such date is not prior to the date of the resolution to distribute the dividend.

     Voting, Shareholders' Meetings and Resolutions. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. However, certain ordinary shares which are held by one of our existing shareholders are non-voting ordinary shares. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Any change in our registered capital, including the creation of a new class of shares with rights superior or inferior to existing classes of shares, may be adopted by a resolution of the shareholders in a general meeting. Once the creation of a class of shares with a preference rights has been approved, the Board of Directors may issue such shares, unless it is limited from doing so by the articles of association or a contractual provision.

     The Companies Law provides that a shareholder in a public company who wishes to vote in the shareholders' General Meeting shall prove to the company, that he owns the shares.

     Pursuant to the Companies Law the quorum required for shareholders' meetings consists of at least two shareholders who hold between them at least twenty five percent of the voting rights, unless a different quorum is prescribed by the articles of association. Our articles provide that the requisite quorum is 33%. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

     Resolutions, such as those amending our articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors, approving certain transactions, increasing or decreasing our registered share capital and approving a merger with another company must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters, resolutions with respect to which must be made by the shareholders in a general meeting.

     Some corporate actions such as a merger or liquidation, may also require the prior approval of an Israeli court, and would be subject to court approval.

DESCRIPTION OF SPECIAL PREFERRED SHARES

     As of the offering we will have an additional 5,000,000 million special preferred shares authorized. The board of directors has the authority to issue the preferred shares without further vote or action by the shareholders in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. If the board of directors issues special preferred shares, this may delay, defer or prevent a change in control without further action by the shareholders. For example, the board of directors could issue special preferred shares that have a class vote with respect to a change of control transaction. The issuance of special preferred shares with voting and conversion rights may adversely affect the voting power of the holders of ordinary shares, including the loss of voting control to others. We currently have no plans to issue any of the unissued preferred shares. Although Israeli law does not prohibit the issuance of preferred shares with rights which were not approved by the shareholders at the time such preferred shares were authorized, this matter has to date not been determined by Israeli courts, and there is a substantial doubt as to the validity of such an issuance. Consequently, to the extent that the rights, preferences and privileges attached to the preferred shares, if and when issued, derogate from the rights of our ordinary shares, there can be no assurance that, if such issuance was challenged in legal proceedings, the legality of such issuance would be upheld by an Israeli court.

PROVISIONS AFFECTING POTENTIAL CHANGE OF CONTROL

     Our Articles of Association provide that we may not engage in any business combination with an interested shareholder for a period of three years following the date that such shareholder became an interested shareholder, unless: (a) prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or (b) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 66 2/3% of our voting shares outstanding at the time the transaction commenced. A business combination includes: (i) any merger or consolidation involving us and the interested shareholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of our assets in a transaction involving the interested shareholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by us of any shares to the interested shareholder; (iv) subject to certain minor exceptions, any transaction involving us (or any of our direct or indirect majority owned subsidiaries) which has the effect of increasing the proportionate shareholding or convertible securities owned by the interested shareholder; or (v) the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us. In general, the Articles of Association define an interested shareholder as any entity or person beneficially owning 15% or more of our outstanding voting shares and any entity or person affiliated with, controlling or controlled by such entity or person. In addition, the issuance of Special Preferred Shares may have the effect of delaying, deferring or preventing a change in control of ClickSoftware without further action by the shareholders. See "Description of Share Capital -- Description of Special Preferred Shares."

OPTIONS AND WARRANTS

     As of March 31, 2000, options to purchase 2,483,980 voting and non voting ordinary shares were outstanding, with a weighted average exercise price of $2.08 per share. These options include a stand-alone option to purchase 720,000 ordinary shares granted to Dr. Ben-Bassat, our CEO, in August 1999 which was subsequently approved by our shareholders. ClickSoftware has also issued warrants to purchase an aggregate of 393,552 Preferred B Convertible Shares, which are convertible into ordinary shares, at an exercise price of $1.96 per share. Warrants are exercisable upon the earlier of March 31, 2003, following our initial public offering, the sale or transfer of substantially all of our assets or a change in the majority ownership of our voting securities. The warrants can either be exercised for cash consideration or any warrant may be exercised by applying the value of a portion of the warrant, which is equal to the number of shares issuable under the warrant being exercised, multiplied by the fair market value of the security receivable upon exercise of the warrant, less the per share exercise price, in lieu of payment of the exercise price per share. As of March 31, 2000, 939,039 ordinary shares were held by a trustee and have been reserved for allocation against some employee options granted but not yet exercised. Options granted to employees generally vest over a four year period at the rate of 33% per year with the initial vesting either occurring after the first twelve months or, in the case of Israeli options, the first twenty-four months. These options shall terminate upon the optionees termination of employment with us. Consideration for these options is payment of the exercise price.

REGISTRATION RIGHTS

     In connection with the private placement of our Series A, Series A-1, Series B, Series C, Series D Convertible Preferred Shares and Series B Convertible Ordinary Shares, most of our shareholders were granted registration rights with respect to the ordinary shares received by such shareholders upon conversion of their preferred shares (8,099,939 ordinary shares in the aggregate) (the "Registrable Securities"). The registration rights agreement provides that at any time after the earlier of March 29, 2001, or 12 months following this offering, we shall be required to effect registration at the request of at least 20% of the outstanding Registrable Securities or such lesser number which would result in an aggregate offering of at least $10 million. We can delay the registration for up to 90 days if, in the good faith opinion of the Board of Directors, it would be seriously detrimental to the Company and the shareholders for such registration statement to be filed at that time.

     If we shall determine to register, or offer to the public in any jurisdiction, any of our securities either for our own account or for the account of a security holder or holders exercising their respective demand registration rights, other than a registration (or its equivalent in other jurisdictions) (i) relating solely to employee benefit plans or to a Rule 145 transaction, or (ii) on any form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, we must include all Registrable Securities requested to be included in such registration. If the registration is an underwritten offering, the amount of Registrable Securities to be registered is subject to underwriter's cutback; in our initial public offering, the underwriters may exclude all Registrable Securities from such registration and thereafter Registrable Securities must constitute at least 25% of the total number of securities offered to the public. In the event of underwriters cutbacks, the securities to be registered in such registration and underwriting will be allocated as follows: (i) 75% of the Registrable Securities to be included in such registration and underwriting, and (ii) Moshe Ben-Bassat and Idit Ben-Bassat to the extent of 25% of the Registrable Securities to be included in such registration and underwriting. The holders of the Registrable Securities also have unlimited Form S-3 registration rights.

     All expenses of registration shall be borne by us, except that underwriting discounts and selling expenses will be borne by the selling shareholders.

ANTI-TAKEOVER PROVISIONS; MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

     Pursuant to the Companies Law, if following any acquisition of shares of a public company or of a class of shares of a public company the acquiror will hold 90% or more of the company's shares or 90% of any class of the company's shares, respectively, then the acquiror must make a tender offer for all of the remaining shares or the particular class of shares of the company. In the event that 5% or more of the shareholders have not responded favorably to a tender offer, the offeror may not purchase more than 90% of that class of shares. This rule does not apply if the acquisition is made by way of a merger. Furthermore, the Companies Law provides that as long as a shareholder in a public company holds more than 90% of the company's shares or of a class of shares, such shareholder shall be precluded from purchasing any additional shares of that type. The Companies Law further provides that if following the tender offer such acquiring shareholder holds more than 95% of the outstanding shares of any class, the holders of all the remaining shares will be obligated to transfer such shares to the acquiror at the tender offer price. This entails the possibility of additional delay and the imposition of further approval requirements at the court's discretion.

     The Companies Law requires that each company that is party to a merger approve the transaction by a vote of the Board of Directors and by a vote of the majority of its outstanding shares, generally excluding shares voted by the other party to the merger or any person holding at least 25% of the other party to the merger, at a shareholders' meeting called on at least 21 days prior notice. In addition, the Companies Law does not generally require court approval of a merger. Pursuant to the Companies Law the articles of association of companies such as ours, which have been incorporated prior to February 1, 2000, are deemed to include a provision whereby the approval of a merger requires approval of the transaction by the majority of the shareholders present and voting on the proposed transaction who hold at least 75% of the shares present and voting at such meeting. Upon the request of a creditor to either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and certain notification and information have been provided to debtors.

     Notwithstanding the approval requirements set forth in the Companies Law, companies, such as ours, which have been incorporated prior to the Companies Law coming into effect, must specifically amend their articles of association to provide for the shareholder voting requirements contained in the Companies Law.

     The Companies Law also provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% of the voting rights in the company. This rule does not apply if there already is another holder of 25% of the voting rights in the company. Similarly, the Companies Law provides that an open market acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of 45% of the voting rights in the company. This rule does not apply if another party already holds more than 50% of the voting rights in the company. Regulations promulgated under the companies law provide that these tender offer requirements do not apply to companies whose shares are listed for trading on a stock exchange outside of Israel only if, according to the laws in the country in which its shares are traded there is either a limitation on the acquisition of a specified percentage of control in the Company or the acquisition of a specified percentage of control requires the purchaser to also make a tender offer to the public.

MODIFICATION OF CLASS RIGHTS

     Our articles provide that the rights attached to any class (unless otherwise provided by the terms of such class), such as voting, rights to dividends and the like, may be varied by written consent of all holders of the issued shares of that class, or by adoption of a majority resolution at a meeting of the holders of the shares of such class.

ISRAELI SECURITIES LAW REQUIREMENTS

     We have received from the Israeli Securities Authority an exemption from Israel's prospectus delivery requirements and an exemption from the reporting obligations to which Israeli companies whose shares are publicly traded are subject, provided that a copy of each of the reports filed by us pursuant to applicable United States law shall be available for public review at our offices.

ACCESS TO INFORMATION

     We file reports with the Israeli Registrar of Companies regarding our registered address, our registered capital, our shareholders of record and the number of shares held by each, the identity of the directors and details regarding security interests on our assets. In addition, we must file with the Registrar of Companies our articles of association and notices of resolutions concerning the amendment of our articles of association, the change of our name, the change of our registered address, merger with another company and any change in our objectives. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders, our annual balance sheet, the register of our shareholders and other documents provided for in the Companies Law.

TRANSFER AGENT AND REGISTRAR

     We have appointed Boston Equiserve as our transfer agent and registrar for the Ordinary Shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

     If our shareholders sell substantial amounts of our ordinary shares (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering, the market price of our ordinary shares could fall dramatically. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.


     The number of shares of ordinary shares available for sale in the public market is limited by restrictions under United States federal securities law and by certain "lock-up" agreements that our shareholders have entered into with the underwriters. The lock-up agreements restrict our shareholders from selling or otherwise disposing of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. We and the beneficial holders, or trustees issuing shares to optionholders, of 20,973,303 ordinary shares and options and warrants exercisable into an aggregate of 1,598,893 ordinary shares have agreed not to sell ordinary shares or any securities convertible into or exercisable for ordinary shares for 180 days after this offering and have entered into lock-up agreements. Lehman Brothers Inc. may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements. The holders of options exercisable into an aggregate of 324,600 additional ordinary shares hold options which will not be exercisable within 180 days of the date of this prospectus.



     Upon completion of this offering, 25,979,543 ordinary shares, including shares held by a trustee for issuance under some outstanding options, will be outstanding, assuming that the underwriters do not exercise their over-allotment option and there are no exercises of outstanding options or warrants after March 31, 2000. Of these shares, all of the 5,000,000 shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. Shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining 20,979,543 shares of our ordinary shares held by existing stockholders, including 939,039 shares held by a trustee, are "restricted securities," as that term is defined in Rule 144 of the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act. These rules are summarized below. Subject to lock-up agreements with us and the underwriters and the provisions of Rule 144 and Rule 701, additional shares will be available in the public market as follows:



                 NUMBER
                OF SHARES                                    DATE
                ---------                                    ----
6,240 shares.............................  On the date of this prospectus
18,653,871 shares........................  180 days after the date of this prospectus
2,319,432 shares.........................  At various times beginning more than 180 days after the date of this prospectus



     The 2,319,432 number in the table above includes 251,734 ordinary shares issued and held by a trustee to be issued upon the exercise of outstanding employee options that vest at various times beginning more than 180 days after the date of this prospectus. As of March 31, 2000, 1,544,941 ordinary shares are issuable upon exercise of other outstanding options, an aggregate of 271,333 of which will be vested on the 180th day following the date of this prospectus. In addition, 393,552 shares issuable pursuant to outstanding warrants will be available for sale in the public market at various times beginning 180 days after the date of this prospectus.


RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned ordinary shares for at least one year from the later of the date those ordinary shares were acquired from us or from an affiliate of ours would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

          (1) 1% of the number of ordinary shares then outstanding, which will equal approximately 259,795 shares immediately after this offering; or

          (2) the average weekly trading volume of our ordinary shares on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

     Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

RULE 144(k)

     In addition, under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date these ordinary shares were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements, those shares may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, subject to specified exceptions, our employees, consultants or advisors who purchased shares from us in connection with a stock option plan can resell, unless otherwise restricted pursuant to the lock-up agreements those shares 90 days after the date of this prospectus in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144.

OPTION PLANS AND REGISTRATION RIGHTS


     In addition, 3,475,400 additional ordinary shares have been reserved for issuance pursuant to our stock option plans and employee share purchase plan. After this offering, we intend to file a registration statement under the Securities Act covering ordinary shares reserved for issuance pursuant to our outstanding options described above and under our share option plans. This registration statement is expected to be filed as soon as practicable after the closing of this offering. See "Description of Share Capital -- Registration Rights" for a description of registration rights of some of our shareholders.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the material United States federal income tax consequences relating to an investment in ordinary shares as of the date hereof. The summary is based on the Internal Revenue Code of 1986, and existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all of which are subject to prospective and retroactive changes. We will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in ordinary shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. The summary does not purport to address all federal income tax consequences that may be relevant to you. For example, the summary assumes that you are a U.S. Holder, as defined below, hold ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the tax consequences that may be relevant to investors in special tax situations (including, for example, persons who are not U.S. Holders, as defined below, insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors that hold ordinary shares as part of a hedge, straddle or conversion transaction, or holders that own, directly or indirectly, ten percent or more of our outstanding ordinary shares or persons who are not entitled to benefits under the "U.S.-Israel Tax Treaty" pursuant to Article 25 thereof). Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the indirect consequences to persons that own equity interests in investors in ordinary shares. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO YOUR PARTICULAR SITUATION.

     For purposes of this discussion, "U.S. Holder" means a holder of ordinary shares that is:

     - a citizen or resident of the United States;

     - a partnership or corporation created or organized in the United States or any State thereof (including the District of Columbia);

     - an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

     - a trust if (1) a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (2) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.

TAXATION OF U.S. HOLDERS

     Distributions on Ordinary Shares. Distributions made by us with respect to ordinary shares generally will constitute foreign source dividends for federal income tax purposes and will be taxable to you as ordinary income to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing your tax basis in the ordinary shares, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by you upon the sale or exchange of such ordinary shares. Any such distributions in excess of your tax basis in the ordinary shares will be treated as capital gain to you and will be long term capital gain if you have held the ordinary shares for more than one year. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders. The amount of any cash distribution paid in a foreign currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the dividends are received. You should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the day received. If you do not convert the foreign currency into U.S. dollars on the date of receipt, however, you may recognize gain or loss upon a subsequent sale or other

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disposition of the foreign currency (including an exchange of the foreign currency for U.S. dollars). Such gain or loss, if any, will be United States source ordinary income or loss for United States federal income tax purposes.

     Subject to certain conditions and limitations, any Israeli withholding tax imposed upon distributions which constitute dividends under United States income tax law will be eligible for credit against your federal income tax liability. Alternatively, you may claim a deduction for such amount, but only for a year in which you elect to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares will generally constitute "passive income" or in the case of certain holders, "financial services income." The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit in your particular circumstances.

     Sale or Exchanges of Ordinary Shares. You generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and your tax basis in the ordinary shares. Gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). The gain or loss on such disposition will be long-term capital gain or loss if the ordinary shares had been held for more than one year. Long-term capital gains of individuals is eligible for reduced rates of taxation. The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof.

     Passive Foreign Investment Company. A foreign corporation generally will be treated as a "passive foreign investment company" ("PFIC") if, after applying certain "look-through" rules, either (1) 75% or more of its gross income is passive income or (2) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income including cash (even if held or working capital). Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of an operating subsidiary to treat that proportion of the subsidiary's assets and income as held or received directly by the foreign parent.

     We do not believe that we currently are a PFIC nor do we anticipate that we will be a PFIC in the future because we expect that less than 75% of our annual gross income will be passive income and less than 50% of our assets will be passive assets, based on the look-through rules, the current income and assets of our subsidiaries, and the manner in which we expect to conduct our businesses in the future. However, there can be no assurance that we are not or will not be treated as a PFIC in the future. This conclusion is a factual determination made annually and thus subject to change. In reaching the conclusion that we do not believe that we are a PFIC, we have valued our assets based on the price per share of the ordinary shares. This valuation method results in substantial value being given to intangible assets, including goodwill, that are considered neither to produce nor to be held for the production of passive income for purposes of the PFIC rules. The Internal Revenue Service has neither approved nor disapproved of this valuation method, although we believe that this a reasonable method of valuing our non-passive assets and is consistent with the policy underlying the PFIC provisions. If we were to be treated as a PFIC, you may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale of ordinary shares. In order to avoid this tax consequence, you (1) may be permitted to make a "qualified electing fund" election, in which case, in lieu of such treatment you would be required to include in their taxable income certain undistributed amounts of our income or
(2) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Neither we nor our advisors have the duty to or will undertake to inform you of changes in circumstances that would cause us to become a PFIC. You should consult your own tax advisors concerning our status as a PFIC at any point in time after the date of this prospectus. We do not currently intend to take the action necessary for you to make a "qualified electing fund" election in the event we are determined to be a PFIC.

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     Foreign Personal Holding Company.  A foreign corporation may be classified as a foreign personal holding company (a "FPHC", for federal income tax purposes if both of the following tests are satisfied: (1) at any time during the taxable year five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of its stock (vote or value) and (2) at least 60% (50% for years subsequent to the year in which it becomes a FPHC of its gross income (regardless of its source), as specifically adjusted, "is foreign personal holding company income," which includes dividends, interest, rents, royalties and gain from the sale of stock or securities.

     We do not believe that we are currently a FPHC nor do we anticipate that we will be a FPHC in the future; however, no assurance can be given that we are or will not become a FPHC as a result of future changes of ownership or changes in the nature of our income. If we were to be classified as a FPHC, you would be required to include in income as a taxable constructive dividend your pro rata share of our undistributed foreign personal holding company income.

BACKUP WITHHOLDING

     In general, information reporting requirements will apply to certain distributions on the ordinary shares and to the proceeds of sale of ordinary shares made to you (unless you are an exempt recipient such as a corporation). A 31% backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number, a certification of exempt status, or fail to report in full dividend an interest income. If backup withholding applies, the amount withheld is not an additional tax, but may be credited against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

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                    ISRAELI TAXATION AND INVESTMENT PROGRAMS

     The following discussion summarizes the material current tax laws of the State of Israel as they relate to our Company, its shareholders and ownership and disposition of its ordinary shares. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular shareholder in light of his personal investment circumstances or to all types of investors subject to special treatment under Israeli law (for example, traders in securities or persons that own, directly or indirectly, 10% or more of a company's outstanding voting shares). The following also includes a discussion of all of the material Israeli government programs benefiting various Israeli businesses such as the Company. To the extent that the discussion is based on new legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is for general information only and does not cover all possible tax consequences or situations, and investors should consult their tax advisors regarding the tax consequences unique to their situation, including the effects of applicable Israeli or foreign tax laws and possible changes to tax laws.

POSSIBLE TAX REFORM

     On May 4, 2000, the Tax Reform Committee, a committee chaired by the Director of the Israeli Ministry of Finance, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. We cannot be certain whether the proposed reform will be adopted, when it will be adopted, what form any reform will ultimately take or what effect it will have on our company.

GENERAL CORPORATE TAX RATE

     In general, Israeli companies are currently subject to Company Tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company which derives income from an "Approved Enterprise" (as further discussed below), may be considerably less. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from foreign subsidiaries are generally subject to tax regardless of its status as an Approved Enterprise.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     Certain of the Company's investment programs have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended (the "Investment Law"). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

     Taxable income of a company derived from an Approved Enterprise may be subject to Company Tax at the rate of 0% for the first two years and 25% (rather than 36% as stated above) for the following five years, each commencing with the year in which the Approved Enterprise first generated taxable income (limited to twelve years from commencement of the operation of the Approved Enterprise or of production or fourteen years from the date of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the date from which the company has taxable income. The Tax Reform Committee has proposed that the Company Tax rate be increased from 0% to 10% for the first two years. In the event a company is operating under more than one approval or that its capital investments are only partly approved, its effective Company Tax rate is the result of a weighted combination of the various applicable rates. Income from an Approved Enterprise may be eligible

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for further reductions in tax rates, if the company qualifies as a Foreign
Investment Company, depending on the percentage of the foreign investment of not less than 25% of the Company's share capital (conferring voting rights, rights to profits and appointment of directors) and of its combined share and loan capital which is owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The lowest level of foreign investment during the year is used to determine the relevant tax rate for that year. The Company anticipates that following this offering, its foreign investments shall be between 50% and 60%. The Tax Reform Committee has proposed to abolish the further reduction in tax rates for Foreign Investment Companies

     In addition, a company may elect (as the Company has) to forego certain Government grants extended to Approved Enterprises in return for an "alternative package" of tax benefits (the "Alternative Package"). Under the Alternative Package, a company's undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years, depending on the geographic location of the Approved Enterprise within Israel, and the type of approved enterprise, and such company will be eligible for the standard tax benefits under the Investment Law for the remainder of the Benefit Period.

     Should the Company's foreign shareholdings exceed 25%, future Approved Enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, there can be no assurance that the Company will attain approval for additional Approved Enterprises, or that the provisions of this Law will not change, or that the above-mentioned shareholding proportion will be reached or maintained.

     A company that has elected the Alternative Package and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed at the rate that would have been applicable had the company not elected the Alternative Package (between 10%-25%) depending on the percentage of the foreign investments in the Company. The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15% as compared to 25%, subject to certain conditions), if the dividend is distributed during the tax exemption period or within 12 years after the benefit period. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. In the case of a Foreign Investment Company, such as us, the 12 years limitation on reduced withholding tax on dividends does not apply.

     Subject to certain provisions concerning income subject to the Alternative Package, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates. However, a company may elect to attribute any dividend distributed by it only to income not subject to the Alternative Package. Since we participate in the Alternative Package, in the event we distribute a cash dividend from income which is tax exempt, as described above, we would have to pay tax at the rate of 25% (or less, depending on the percentage of foreign investment as aforesaid) on an amount equal to the amount distributed and the Company Tax thereon.

     The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. Future applications to the Investment Center will be reviewed separately, and decisions as to whether or not to approve such applications will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such applications and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such applications will be approved.

     The above tax benefits are conditioned upon fulfillment of the requirements stipulated by the aforementioned law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of our failure to comply with these conditions, the tax benefits could be canceled, in whole or in part, and we would be required to refund the amount of the canceled benefits,
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


plus interest and certain inflation adjustments. A warning letter regarding our latest program was issued to us alleging that we have partially performed the program and therefore we may not be entitled to receive the benefits under that program. We currently believe that we will be entitled to receive these benefits, although there can be no assurances that we will be able to do so at this time.


LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     The Company currently qualifies as an "Industrial Company" within the meaning of the Law of the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year, determined in Israeli currency (exclusive of income from specified sources) is derived from an "Industrial Enterprise" that it owns. An "Industrial Enterprise" is defined by that law as an enterprise whose major activity in a given tax year is industrial production activity.

     The following preferred corporate tax benefits are available to an Industrial Company such as the Company:

     - Amortization of purchases of know-how or patents that are utilized in development or advancement of its enterprise over eight years for tax purposes;

     - Election under certain conditions to file a consolidated tax return with additional related Israeli Industrial companies; and

     - Accelerated depreciation rates on equipment and buildings.

     In addition, an Industrial Company (but not an Industrial Holding Company) is eligible to deduction of expenses incurred in connection with a public share issuance over a three-year period. The tax authorities may construe this benefit to be relevant only upon a public issuance of shares in Israel.

     Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we will maintain our status under the Industry Encouragement Law or that the benefits described above will be available in the future.

TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax Law (Inflationary Adjustments), 1985 (the "Inflationary Adjustments Law") represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to a normal taxable profit computed according to regular historical cost principles.

     The Adjustment for Inflation Law introduced a special adjustment for the preservation of equity for tax purposes based on changes in the Israeli CPI, whereby some corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where the shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated costs of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on an inflation-linked basis with no ceiling). If the depreciated costs of fixed assets exceeds shareholders' equity, then such excess multiplied by the annual rate of inflation is added to taxable income.

     In addition, subject to certain limitations, depreciation on fixed assets and loss carry forwards are adjusted for inflation based on changes in the Israeli CPI. Also, under the Adjustment for Inflation Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli CPI. As a result, the net effect of the Adjustment for Inflation Law on a company might be that the company's taxable income, as determined for Israeli corporate tax purposes, will be different from the company's U.S. dollar income, as reflected in its financial statements, due to the difference between the annual changes in
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the CPI and in the NIS exchange rate with respect to the U.S. dollar, causing changes in the actual tax rate.

     The Israeli Income Tax Ordinance and the Adjustment for Inflation Law allow Foreign Invested Companies, which maintain their accounts in U.S. Dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on operating results as reflected in the U.S. dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI (in lieu of the principles set forth in the Adjustment for Inflation Law). For these purposes, a Foreign Investment Company is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors) and of whose combined share and loan capital is held by persons who are not residents of Israel. The Company currently qualifies as a Foreign Invested Company and anticipates that it will continue to do so following this offering.

LAW FOR THE ENCOURAGEMENT OF INDUSTRIAL RESEARCH AND DEVELOPMENT, 1984


     Under the Law for the Encouragement of Industrial Research and Development, 1984, (the "Research Law") and the Instructions of the Director General of the Ministry of Industry and Trade, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure if they meet certain criteria. These grants are issued in return for the payment of royalties from the sale of the product developed in accordance with the program as follows: 3% of revenues during the first three years, 4% of revenues during the following three years (3.5% for the year 2000 only), and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the Chief Scientist grant (or in some cases as described below, total royalties up to 300% of the grant). Following the full payment of such royalties, there is no further liability for payment. For participation received with respect to approvals granted after December 31, 1998, interest at the 12-month LIBOR rate as published on the first business day of each calendar year will be added to the royalty payments. As of March 31, 2000, the Company has a contingent liability to pay royalties in the amount of $2.6 million.


     The Research Law further requires that products developed with government grants be manufactured in Israel unless a special approval has been granted. However, in the event that any portion of the manufacturing is not conducted in Israel, if approval is received from the Chief Scientist, the Company would be required to pay royalties that are adjusted in proportion to manufacturing outside of Israel as follows: when the manufacturing is performed outside of Israel by the Company or an affiliate company, the royalties are to be paid as described above with the addition of 1%, and when the manufacturing outside of Israel is not performed by a company or an affiliate, the royalties paid shall be equal to the ratio of the amount of grant received from the Chief Scientist divided by the amount of grant received from the Chief Scientist and the investment(s) made by the Company in the project. The payback will also be adjusted to 120%, 150% or 300% of the grant if the portion of manufacturing that is performed outside of Israel is up to 50%, between 50% and 90%, or more than 90%, respectively. The know how which is used to manufacture the products developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of such know-how may be granted only if the recipient abides by all the provisions of the Research Law and the regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.

     In order to meet certain conditions in connection with the grants and programs of the Chief Scientist, the Company has made certain representations to the Israeli government about the Company's future plans for its Israeli operations. From time to time the extent of the Company's Israeli operations may in the future differ, from the Company's representations. If, after receiving grants under certain programs sponsored by the Chief Scientist, the Company fails to meet certain conditions to those benefits, the maintenance of a material preserve in Israel, or if there is any material deviation from the representations made by the Company to the Israeli government, the Company could be required to refund to the State of
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Israel tax or other benefits previously received (including interest and CPI linkage difference) and would likely be denied receipt of such grants or benefits, and participation of such programs, thereafter.

     The Company may elect to participate in future programs sponsored by the Chief Scientist for the support of research and development activities.

DIVIDENDS

     Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an "Approved Enterprise") is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (the "U.S.-Israel Tax Treaty") provides for a maximum tax of 25% on dividends paid to a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty ("Treaty U.S. Resident"), and for a rate of 12.5% on dividends paid to a United States corporation that holds 10% or more of an Israeli company's voting power throughout the current year to the date the dividend is paid and the preceding taxable year (as applicable) (unless such dividends are generated by an "Approved Enterprise," in which case, the dividends will be taxed at the rate of 15%). The lower 12.5% rate applies only on dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

     A non-resident of Israel who has had dividend income derived or accrued in Israel from which the applicable tax was withheld at source is generally exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident.

CAPITAL GAINS TAX

     Israeli law imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale. The Inflationary Surplus is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli CPI), while the Real Gain is added to ordinary income which is taxed at the ordinary rate for individuals and 36% for companies, while Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax. Capital gain realized from sales of securities of Israeli companies by both residents and non-residents of Israel (other than certain Israeli companies) that qualify as "Industrial Companies" or "Industrial Holding Companies" on or after the listing of the shares for trading will be exempt from Israeli capital gains for the shares of listed on an approved foreign securities market, which includes the Nasdaq National Market in the U.S. The Tax Reform Committee proposes to institute capital gains taxes on the real gain from the sale of securities traded on foreign exchanges (including the securities of Israeli companies) at a rate of up to 25%.

     Under the Adjustment for Inflation Law, all corporate investors that hold listed securities (other than corporations only owned by individuals), generally will be subject to the provisions of the Adjustment for Inflation Law. A comprehensive set of rules apply in the Adjustment for Inflation Law to determine the gains or losses from the sale of listed securities. Under a literal reading of the Adjustment of Inflation Law, it would appear that its provisions apply also to foreign corporations, even though the foreign corporation may have no other activity in Israel other than having a shareholding in an Israeli company. Consequently, unless a tax treaty exemption is applicable, the capital gain exemption available for individual shareholders would not apply.

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     Pursuant to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares or redeemable warrants will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of ordinary shares or redeemable warrants by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12-month period could be subject to such Israeli tax; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

     The tax treatment of capital gains tax of non-U.S. residents will depend on the provisions of a tax treaty (if any) between Israel and the country of residence of such shareholder.

FUND FOR THE ENCOURAGEMENT OF MARKETING ACTIVITIES

     The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awards to qualifying companies participations for marketing expenses incurred to increase export sales from Israel. The participation, which has been reflected as a reduction in selling expenses, is dollar-linked, does not bear interest and is repaid through royalties on any increase in export sales at the rate of 3.0% of the increased sales portion only up to the amount of the participation. Until December 31, 1996, we received participation in the amount of approximately $0.7 million. See Note 10 to the Consolidated Financial Statements. The Company has paid or accrued royalties to date amounting to $0.3 million.

FOREIGN EXCHANGE REGULATIONS

     The Israeli Currency Control Law, 1978 imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through "general" and "special" permits. In May 1998, a new "general permit" was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of the affairs of a company, as well as the proceeds of any sale in Israel of the company's securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that any Israeli income tax owing has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

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                              CONDITIONS IN ISRAEL

     We are incorporated under the laws of the State of Israel, and substantially all of our research and development and significant executive facilities are located in Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

POLITICAL CONDITIONS

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. In addition, Israel and several Arab States have announced their intention to establish trade and other relations and are discussing certain projects. Israel has not entered into any peace agreement with Syria or Lebanon, and there have been difficulties in the negotiations with the Palestinians. We cannot be certain as to how the peace process will develop or what effect it may have upon us.

     Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

     Generally, all male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to 39 days, or longer under certain circumstances, of military reserve duty annually. Additionally, all these residents are subject to being called to active duty at any time under emergency circumstances. Currently, a majority of our officers and employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of these requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of the obligations. See "Risk Factors -- We are incorporated in Israel and have important facilities and resources located in Israel."

ECONOMIC CONDITIONS

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The current Israeli government elected in 1999 has expressed its intention to reduce government involvement in the economy by various means, including relaxation of foreign currency controls and certain budgetary restraints, and privatization of certain government-owned companies. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all these areas. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

TRADE AGREEMENTS

     Israel is a member of the United Nations, the World Bank Group (including the International Finance Corporation), the European Bank for Reconstruction and Development and the Inter-American

Development Bank. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

     Israel has entered into preferential trade agreements with the European Union, the United States, Canada, the European Free Trade Association and a variety of other countries. In recent years, Israel has established commercial and trade relations with a number of the other nations, including Russia and China, with which Israel had not previously had such relations.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     Service of process upon our directors and officers and the Israeli experts names herein, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets and a significant number of our directors and officers and the Israeli experts named herein are located outside the United States, any judgment obtained in the United States against us or such directors, officers or Israeli experts predicated upon the civil liability provisions of the federal securities laws of the United States may not be collectible within the United States.

     There are no treaties between the United States and Israel relating to the reciprocal enforcement of foreign court judgments. We have been informed by our legal counsel in Israel, Efrati, Galili & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters, obtained after due trial before a court of competent jurisdiction, according to the rules of private international law currently prevailing in Israel, that enforces similar judgments, provided that:

     - due service of process has been effected and the defendant has had a reasonable opportunity to be heard,

     - the judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel,

     - the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties, and

     - an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.


     We have irrevocably appointed ClickSoftware, Inc., our wholly-owned subsidiary, as our agent to receive service of process in any action against us in any federal court or state court in the State of California arising out of this offering or any purchase or sale of securities in connection therewith. We have not given our consent for such agent to accept service of process in connection with any other claim. These appointments are irrevocable, provided that we shall have the right to appoint a successor agent for service, if such successor is acceptable to the representatives of the underwriters, in their reasonable judgment.


     Foreign judgments enforced by Israeli courts will generally be payable in Israeli currency and will be freely convertible into dollars or other foreign currency and may be transferred out of Israel.

     The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date thereof. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli currency ordinarily will be linked to the Israeli CPI plus interest at the annual statutory rate set by Israeli regulations prevailing at such time. Judgment creditors must bear the risk of unfavorable exchange rates fluctuations.

                      WHERE YOU CAN FIND MORE INFORMATION

     ClickSoftware has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits filed as a part thereof, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to ClickSoftware and the ordinary shares offered hereby, reference is made to the registration statement and to the exhibits filed as a part thereof. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. The registration statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, such material will be available for inspection at the offices of The Nasdaq Stock Market, Inc., at 1735 K Street, N.W., Washington D.C. 20006. Copies of such material may be obtained by mail from the Public Reference Branch of the commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering with respect to United States law will be passed upon for ClickSoftware by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the ordinary shares offered hereby and certain other legal matters in connection with this offering with respect to Israeli law will be passed upon for ClickSoftware by Efrati, Galili & Co., Law Offices, Tel-Aviv, Israel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, with respect to United States law, and by Doron Cohen -- David Cohen, Law Offices, with respect to Israeli law.

     As of the date of this prospectus, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, P.C. and certain persons associated with Wilson Sonsini Goodrich & Rosati, P.C. beneficially owned an aggregate of 31,862 ordinary shares and a member of Wilson Sonsini Goodrich & Rosati, P.C. owns a fully-exercisable warrant exercisable into an aggregate of 75,000 ordinary shares.

                                    EXPERTS

     The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Luboshitz Kasierer, a member firm of Arthur Andersen, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                 ISA EXEMPTION

     The Israel Securities Authority has granted us an exemption from the obligation to publish this prospectus in the manner required pursuant to the prevailing laws of the State of Israel, and from the obligation to file reports with the Israel Securities Authority. The exemption from filing reports is subject to our maintaining a copy of each report filed in accordance with United States law available for public review at our principal office in Israel. This exemption will remain in force for as long as we have an obligation to report to the U.S. authorities in accordance with U.S. law.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, the underwriters, for whom Lehman Brothers Inc., CIBC World Markets Corp., SG Cowen Securities Corporation and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, have each agreed to purchase from us the respective number of ordinary shares shown opposite its name below:

                                                                 NUMBER OF
                        UNDERWRITERS                          ORDINARY SHARES
                        ------------                          ---------------
Lehman Brothers Inc. .......................................
CIBC World Markets Corp. ...................................
SG Cowen Securities Corporation.............................
Fidelity Capital Markets, a division of
  National Financial Services Corporation...................
                                                                 ---------
     Total..................................................     5,000,000
                                                                 =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase ordinary shares included in this offering depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the ordinary shares are purchased by the underwriters under the underwriting agreement, then all of the shares of the ordinary shares which the underwriters have agreed to purchase under the underwriting agreement, must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 750,000 additional shares described below.

                      PAID BY US                        NO EXERCISE   FULL EXERCISE
                      ----------                        -----------   -------------
Per share.............................................   $              $
Total.................................................   $              $

     The representatives have advised us that the underwriters propose to offer the ordinary shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at a public offering price less a selling concession not in excess
of $     per share. The underwriters may allow, and the dealers may reallow, a
concession not in excess of $     per share to brokers and dealers. After the
offering, the underwriters may change the offering price and other selling terms.

     The underwriters have agreed that:

     - they will not offer the ordinary shares to the public in Israel within the meaning of Section 15(a) of the Israel Securities Law, 5728-1968;

     - they will not offer the ordinary shares in Israel to more than 35 offerees in the aggregate;

     - they will deliver to us and the Israel Securities Authority the names and addresses of such offerees within 7 days of the consummation of the offering; and

     - they will obtain warranties from each such offeree that he or she is purchasing the ordinary shares for investment purposes only and not for purposes of resale.

     We have granted to the underwriters an option to purchase up to an aggregate of 750,000 additional ordinary shares, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional ordinary shares proportionate to the initial commitment of each underwriter as indicated in the preceding tables and we will be obligated, under the over-allotment option, to sell the ordinary shares to the underwriters.

     We, our executive officers and directors and certain of our other existing shareholders have agreed not to directly or indirectly do any of the following, whether any transaction described in clause (1) or (2) below is to be settled by delivery of ordinary shares or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc. on behalf of the underwriters, for a period of 180 days after the date of the underwriting agreement:

     (1) offer, sell or otherwise dispose of, or enter into any transaction or arrangement which is designed or could be expected to, result in the disposition or purchase by any person at any time in the future of, any ordinary shares or securities convertible into or exchangeable for ordinary shares or substantially similar securities, other than any of the following:

          - the ordinary shares sold by us under this prospectus

          - ordinary shares we issue under employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of the underwriting agreement; or

     (2) sell or grant options, rights or warrants with respect to any of our ordinary shares or securities convertible into or exchangeable for our ordinary shares or substantially similar securities, other than the grant of options under option plans existing on the date of the underwriting agreement; or

     (3) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of ordinary shares.

     Prior to the offering, there has been no public market for the ordinary shares. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the ordinary shares, the representatives will consider various factors, including:

     - prevailing market conditions;

     - our historical performance and capital structure;

     - estimates of our business potential and earning prospects;

     - an overall assessment of our management; and

     - the consideration of the above factors in relation to market valuations of companies in related businesses.

     We have made an application for quotation of our ordinary shares on The Nasdaq National Market under the symbol "CKSW."

     Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter of this offering and will be facilitating electronic distribution through the Internet.

     We have agreed in the underwriting agreement to indemnify the underwriters against liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,250,000.

     Until the distribution of the ordinary shares is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase ordinary shares. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the ordinary shares. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the ordinary shares.

     The underwriters may create a short position in the ordinary shares in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing ordinary shares in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

     The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed five percent of the total number of ordinary shares offered by them.

     The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase ordinary shares in the open market to reduce the underwriters' short position or to stabilize the price of the ordinary shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those ordinary shares offered by them.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

     The ordinary shares offered in this prospectus are only being registered for offering in the United States. No action will be taken by us and the underwriters in any other jurisdiction where action is required to permit a public offering of the ordinary shares offered in this prospectus. People who obtain this prospectus are required by us and the underwriters to inform themselves about and to observe any restrictions on the offering of the ordinary shares and the distribution of this prospectus.

     Purchasers of the ordinary shares offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.


     At our request, the underwriters have reserved up to 300,000 ordinary shares offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of ordinary shares available for sale to the general public will be reduced to the extent these persons purchase the reserved ordinary shares. To the extent that these persons have signed a lock-up agreement, as described above, ordinary shares purchased by them will be subject to the provisions of the lock-up agreement.

                        CLICKSOFTWARE TECHNOLOGIES LTD.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Changes in Shareholders'
  Equity....................................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to the Consolidated Financial Statements..............  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of

ClickSoftware Technologies Ltd.



     We have audited the accompanying consolidated balance sheets of ClickSoftware Technologies Ltd. (an Israeli Corporation) as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards in Israel and in the United States, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999, and the results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                  /s/ LUBOSHITZ KASIERER
                                              Member Firm of Arthur Andersen
Tel-Aviv, Israel
April 11, 2000

                        CLICKSOFTWARE TECHNOLOGIES LTD.


                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                        PRO FORMA
                                                                                      SHAREHOLDERS'
                                                                                         EQUITY
                                                   DECEMBER 31,                       AT MARCH 31,
                                               --------------------     MARCH 31,         2000
                                                 1998        1999         2000          (NOTE 2)
                                               --------    --------    -----------    -------------
                                                                       (UNAUDITED)     (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (note 3).........  $  3,770    $  7,838     $  4,739
  Trade receivables, net of allowance of $0,
     $130 and $385 as of December 31, 1998,
     1999 and March 31, 2000, respectively...     2,041       3,966        3,232
  Other receivables and prepaid expenses
     (note 4)................................       439         465          650
                                               --------    --------     --------
     Total current assets....................     6,250      12,269        8,621
Property and equipment, net (note 5).........     1,240       1,498        1,723
Severance pay deposits (note 9)..............       493         428          457
                                               --------    --------     --------
     Total assets............................  $  7,983    $ 14,195     $ 10,801
                                               --------    --------     --------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt (note 6)...................  $    299    $    320     $    194
  Accounts payable and accrued expenses (note
     7)......................................     1,687       2,799        2,674
  Deferred revenues..........................        86       1,143          604
                                               --------    --------     --------
     Total current liabilities...............     2,072       4,262        3,472
                                               --------    --------     --------
LONG-TERM LIABILITIES:
  Long-term debt (note 8)....................       330         213          156
  Accrued severance pay (note 9).............       924         899        1,015
                                               --------    --------     --------
     Total long-term liabilities.............     1,254       1,112        1,171
                                               --------    --------     --------
     Total liabilities.......................     3,326       5,374        4,643
                                               --------    --------     --------
Commitments and contingencies (note 10)
SHAREHOLDERS' EQUITY: (NOTE 11)
  Convertible Preferred shares of NIS 0.02
     par value: Authorized -- 20,430,238
     shares as of December 31, 1998 and 1999
     and 20,432,086 as of March 31, 2000;
     Issued and outstanding -- 11,667,812
     shares as of December 31, 1998 and
     13,499,898 as of December 31, 1999 and
     as of March 31, 2000; Issued and
     outstanding pro forma -- none as of
     March 31, 2000..........................        52          60           60              --
  Ordinary shares of NIS 0.02 par value:
     Authorized -- 11,640,000 shares as of
     December 31, 1998 and 9,809,761 as of
     December 31, 1999 and 9,807,914 as of
     March 31, 2000; Issued and
     outstanding -- 7,208,816 shares as of
     December 31, 1998 and 1999 and 7,479,645
     as of March 31, 2000; Issued and
     outstanding pro forma -- 20,979,543 as
     of March 31, 2000.......................        13          13           14        $     74
Additional paid-in capital...................    20,265      40,052       40,385          40,385
Deferred compensation........................        --      (2,663)      (2,308)         (2,308)
Accumulated deficit..........................   (15,673)    (28,641)     (31,993)        (31,993)
                                               --------    --------     --------        --------
     Total shareholders' equity..............     4,657       8,821        6,158        $  6,158
                                               --------    --------     --------        ========
     Total liabilities and shareholders'
       equity................................  $  7,983    $ 14,195     $ 10,801
                                               ========    ========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                        CLICKSOFTWARE TECHNOLOGIES LTD.


                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS )


                                                                              THREE MONTHS
                                     YEAR ENDED DECEMBER 31,                 ENDED MARCH 31,
                             ---------------------------------------    -------------------------
                                1997          1998          1999           1999          2000
                             ----------    ----------    -----------    ----------    -----------
                                                                               (UNAUDITED)
Revenues: (note 12)
  Software license.........  $    1,235    $    3,932    $     5,414    $      758    $     2,126
  Service and
     maintenance...........       1,080         2,139          4,912         1,271          1,385
                             ----------    ----------    -----------    ----------    -----------
     Total revenues........       2,315         6,071         10,326         2,029          3,511
                             ----------    ----------    -----------    ----------    -----------
Cost of revenues:
  Software license.........          13            25             71             7            110
  Service and
     maintenance...........       1,035         2,301          4,299           925          1,213
                             ----------    ----------    -----------    ----------    -----------
     Total cost of
       revenues............       1,048         2,326          4,370           932          1,323
                             ----------    ----------    -----------    ----------    -----------
     Gross profit..........       1,267         3,745          5,956         1,097          2,188
                             ----------    ----------    -----------    ----------    -----------
Operating expenses:
  Research and development
     expenses..............       1,836         3,150          3,935           843          1,146
  Less -- participation by
     the Chief Scientist of
     the Government of
     Israel (note 10)......         497           866          1,025           290             82
                             ----------    ----------    -----------    ----------    -----------
  Research and development
     expenses, net.........       1,339         2,284          2,910           553          1,064
  Sales and marketing
     expenses (note 10)....       3,172         6,019          8,274         1,894          3,174
  General and
     administrative
     expenses..............       1,120         1,333          1,759           423            952
  Share-based
     compensation..........          --            --            738            26            355
                             ----------    ----------    -----------    ----------    -----------
     Total operating
       expenses............       5,631         9,636         13,681         2,896          5,545
                             ----------    ----------    -----------    ----------    -----------
     Operating loss........      (4,364)       (5,891)        (7,725)       (1,799)        (3,357)
Interest and other
  (expenses) income, net...        (148)           33           (254)          (22)            (5)
                             ----------    ----------    -----------    ----------    -----------
     Net loss..............  $   (4,512)   $   (5,858)   $    (7,979)   $   (1,821)   $    (3,352)
                             ==========    ==========    ===========    ==========    ===========
Dividend related to
  convertible preferred
  shares...................  $       --    $       --    $    (4,989)   $       --    $        --
Net loss attributable to
  ordinary shareholders....  $   (4,512)   $   (5,858)   $   (12,968)   $   (1,821)   $    (3,352)
Basic and diluted net loss
  per share (note 2).......  $    (0.80)   $    (0.99)   $     (2.18)   $    (0.31)   $     (0.56)
                             ==========    ==========    ===========    ==========    ===========
Shares used in computing
  basic and diluted net
  loss per share...........   5,657,728     5,914,735      5,948,816     5,948,816      6,001,896
                             ==========    ==========    ===========    ==========    ===========
Pro forma net loss per
  share (unaudited)........                              $     (0.73)                 $     (0.17)
                                                         ===========                  ===========
Shares used in computing
  basic and diluted pro
  forma net loss per share
  (unaudited)..............                               17,692,964                   19,501,794
                                                         ===========                  ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                        CLICKSOFTWARE TECHNOLOGIES LTD.


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                               NUMBER OF
                                 NUMBER OF    CONVERTIBLE            ADDITIONAL
                                 ORDINARY      PREFERRED    SHARE     PAID-IN       DEFERRED     ACCUMULATED
                                  SHARES        SHARES      AMOUNT    CAPITAL     COMPENSATION     DEFICIT      TOTAL
                                 ---------    -----------   ------   ----------   ------------   -----------   -------
Balance as of January 1,
  1997.........................  5,710,232            --     $ 8      $ 1,341       $    --       $ (5,303)    $(3,954)
  Shares issued net of issuance
     costs of $121.............  1,498,584     5,109,862      28        5,261            --             --       5,289
  Net loss.....................         --            --      --           --            --         (4,512)     (4,512)
                                 ---------    ----------     ---      -------       -------       --------     -------
Balance as of December 31,
  1997.........................  7,208,816     5,109,862      36        6,602            --         (9,815)     (3,177)
  Shares issued net of issuance
     costs of $155.............         --     6,557,950      29       13,663            --             --      13,692
  Net loss.....................         --            --      --           --            --         (5,858)     (5,858)
                                 ---------    ----------     ---      -------       -------       --------     -------
Balance as of December 31,
  1998.........................  7,208,816    11,667,812      65       20,265            --        (15,673)      4,657
  Shares issued net of issuance
     costs of $126.............         --     1,832,086       8       11,366            --             --      11,374
  Dividend related to
     convertible preferred
     shares....................         --            --      --        4,989            --         (4,989)         --
  Employee options exercised...         --            --      --           31            --             --          31
     Deferred compensation.....         --            --      --        3,401        (3,401)            --          --
  Amortization of deferred
     compensation..............         --            --      --           --           738             --         738
  Net loss.....................         --            --      --           --            --         (7,979)     (7,979)
                                 ---------    ----------     ---      -------       -------       --------     -------
Balance as of December 31,
  1999.........................  7,208,816    13,499,898      73       40,052        (2,663)       (28,641)      8,821
Warrants exercised.............     95,126            --      --           12            --             --          12
Employee options exercised net
  of issuance costs of $111....    175,703            --       1          321            --             --         322
Amortization of deferred
  compensation.................         --            --      --           --           355             --         355
Net loss.......................         --            --      --           --            --         (3,352)     (3,352)
                                 ---------    ----------     ---      -------       -------       --------     -------
Balance as of March 31, 2000
  (unaudited)..................  7,479,645    13,499,898     $74      $40,385       $(2,308)      $(31,993)    $ 6,158
                                 =========    ==========     ===      =======       =======       ========     =======


  The accompanying notes are an integral part of these consolidated financial statements.

                        CLICKSOFTWARE TECHNOLOGIES LTD.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                             THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,           MARCH 31,
                                            -----------------------------    ------------------
                                             1997       1998       1999       1999       2000
                                            -------    -------    -------    -------    -------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss..................................  $(4,512)   $(5,858)   $(7,979)   $(1,821)   $(3,352)
Adjustments to reconcile net loss to net
  cash used in operating activities
  Expenses not affecting operating cash
     flows:
     Depreciation.........................      237        323        484        111        139
     Amortization of deferred
       compensation.......................       --         --        738         26        355
     Severance pay........................      164         15         40         70         87
     Other................................       78         37         (8)        --         --
  Changes in operating assets and
     liabilities:
     Trade receivables....................     (569)    (1,074)    (1,925)      (585)       734
     Other receivables....................      (66)      (189)       (26)      (120)      (185)
     Accounts payable and accrued
       expenses...........................     (227)       398      1,112         16       (125)
     Deferred revenues....................      290       (315)     1,057      1,171       (539)
                                            -------    -------    -------    -------    -------
       Net cash used in operating
          activities......................   (4,605)    (6,663)    (6,507)    (1,132)    (2,886)
                                            -------    -------    -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment....................     (245)    (1,039)      (732)      (173)      (364)
Proceeds from sale of equipment...........       27         --         --         --         --
                                            -------    -------    -------    -------    -------
       Net cash used in investing
          activities......................     (218)    (1,039)      (732)      (173)      (364)
                                            -------    -------    -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term debt...........................   (1,464)      (133)        14         50       (126)
Proceeds from long-term debt..............    1,975         --         35         35         --
Repayments of long-term debt..............     (370)      (368)      (147)       (47)       (57)
Net proceeds from issuance of convertible
  preferred shares........................    4,879     11,672     11,374         --         --
Net proceeds from warrants exercised......       --         --         --         --         12
Employee options exercised................       --         --         31         --        322
                                            -------    -------    -------    -------    -------
       Net cash provided by financing
          activities......................    5,020     11,171     11,307         38        151
                                            -------    -------    -------    -------    -------
Increase (decrease) in cash and cash
  equivalents.............................      197      3,469      4,068     (1,267)    (3,099)
Cash and cash equivalents at beginning
  of period...............................      104        301      3,770      3,770      7,838
                                            -------    -------    -------    -------    -------
Cash and cash equivalents at end of
  period..................................  $   301    $ 3,770    $ 7,838    $ 2,503    $ 4,739
                                            =======    =======    =======    =======    =======
Supplemental cash flow information
Cash paid for interest....................  $   119    $   152    $   137    $    11    $    21
                                            =======    =======    =======    =======    =======
Noncash transactions
Loans converted into shares...............  $   410    $ 2,020    $    --    $    --    $    --
                                            =======    =======    =======    =======    =======
Transfer of intangible assets to an
  affiliated company......................  $   496    $    --    $    --    $    --    $    --
                                            =======    =======    =======    =======    =======
Dividend on convertible preferred
  shares..................................  $    --    $    --    $ 4,989    $    --    $    --


  The accompanying notes are an integral part of these consolidated financial statements.

                        CLICKSOFTWARE TECHNOLOGIES LTD.


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                      MARCH 31, 1999 AND 2000 IS UNAUDITED
                           (IN THOUSANDS OF DOLLARS)

NOTE 1 -- GENERAL


     ClickSoftware Technologies Ltd. (formerly I.E.T. Intelligent Electronics Ltd.) ("the Company" or "ClickSoftware"), was incorporated in Israel and provides web-based application software that enables companies to efficiently provide service and product delivery in enterprise environments and over the Internet. The ClickSchedule product line enables clients to provide services and products to their customers online by scheduling and optimizing appointments for their delivery. The ClickFix product facilitates automated diagnosis and troubleshooting of equipment. ClickSchedule and ClickFix enable clients to optimize resource allocation, offering their customers ease of use and convenience while procuring services and products. ClickSoftware customers come from a wide variety of industries, including: aerospace; defense; semi-conductor and communications; software and automotive industry.



     The Company has incurred net operating losses since inception and, as of March 31, 2000, had an accumulated deficit of $32.0 million. The Company is subject to various risks associated with companies in a comparable stage of development, including competition from substitute products and larger competitors, dependence on key individuals and the ability to obtain adequate financing to support its growth.



     The Company changed its name from I.E.T. Intelligent Electronics Ltd. to ClickService Software Ltd. in January 2000. A trademark infringement claim has been filed against the Company in the U.S. in relation to the use of this name. The complaint alleges that the use of the ClickService trademark and internet domain names has resulted in trademark infringement, unfair competition and false advertising in violation of the law. The plaintiff seeks damages of an unspecified amount. The Court granted plaintiff's request for a preliminary injunction, enjoining the Company from using the trademark and the domain names. The Company has changed its name to ClickSoftware Technologies Ltd. and discontinued use of these domain names. The Company intends to continue to defend this litigation.



     The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries in the U.S. (ClickSoftware, Inc., a California corporation) and in the U.K. (ClickService Software Limited). The subsidiaries are primarily engaged in the sale and marketing of the Company's products within North America, Europe and the Far East.


     The accompanying financial statements have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. Most of the Company's sales are made outside Israel in non-Israeli currencies (mainly the U.S. dollar). A majority of the purchases of materials and components are made outside Israel in non-Israeli currencies. In addition, most marketing expenses are incurred outside Israel, primarily in U.S. dollars. Thus, the functional currency of the Company is the U.S. dollar.

     Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are translated into U.S. dollars in accordance with principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States ("FASB"). Accordingly, items have been translated as follows:

     - Monetary items -- at the current exchange rate in effect at balance sheet date.

     - Non monetary items -- at historical exchange rates.

     - Revenue and expense items -- at exchange rates in effect as of date of recognition of those items (excluding depreciation and other items deriving from non monetary items).

     All exchange gains and losses from the aforementioned translation (which are immaterial for each reported period) are reflected in the statements of operations.

                        CLICKSOFTWARE TECHNOLOGIES LTD.

     The representative rate of exchange of the U.S. dollar in relation to the New Israeli Shekel ("NIS") at March 31, 2000 -- U.S.$1.00 = NIS 4.03 (March 31, 1999, December 31, 1999, 1998, 1997 -- NIS 4.03, 4.15, 4.16 and 3.54,
respectively).

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. The significant accounting policies followed in the preparation of the financial statements applied on a consistent basis, are as follows:

  Principles of Consolidation

     The financial statements include the accounts of the Company and its wholly-owned subsidiaries. Material intercompany balances and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited Information

     The financial statements include the unaudited balance sheet as of March 31, 2000, and the unaudited statements of operations, changes in shareholders' equity and cash flows for the three months ended March 31, 1999 and 2000. These unaudited data have been prepared by the Company on the same basis as the audited financial statements, and in management's opinion, reflect all regular, recurring adjustments necessary for fair presentation of results of operations for the interim periods presented. The results of operations for the three months ended March 31, 2000, are not necessarily indicative of results to be expected for the entire year.

  Cash and Cash Equivalents

     For the purpose of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

  Concentration of Credit Risk

     The Company provides credit to its customers in the normal course of business, performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, to date, have not been material.

  Property and Equipment

     Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 16 years. Leasehold improvements are amortized using the straight line method, over the shorter of the lease term, including renewal options, or the useful lives of the improvements.

                        CLICKSOFTWARE TECHNOLOGIES LTD.

  Software Research and Development Costs

     Software research and development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

  Revenue Recognition

     Software license revenues are recognized in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition," or SOP 97-2, as amended by Statement of Position 98-9. Under SOP 97-2, we recognize software license revenues when a software license agreement has been executed or a definitive purchase order has been received and the product has been delivered to our clients, no significant obligations with regard to implementation remain, the fee is fixed and determinable, and collectability is probable. Revenue related to post-contract support (PCS) arrangements are recognized ratably over the term of the arrangements. Revenues related to services are recognized as the services are rendered.

  Unaudited Pro Forma Shareholders' Equity

     In February 2000 the Company's board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to register common shares in connection with the proposed initial public offering ("IPO"). If the IPO is consummated, all of the Convertible Preferred shares outstanding will automatically be converted into Ordinary shares. The effect of this conversion has been reflected as unaudited pro forma shareholders' equity in the accompanying consolidated balance sheet as of March 31, 2000.

  Basic and Diluted Net Loss Per Share and Pro Forma Basic and Diluted Net Loss Per Share

     Basic and diluted net loss per share are presented in conformity with Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share" for all years presented. Basic and diluted net loss per share have been computed using the weighted-average number of Ordinary shares outstanding

                        CLICKSOFTWARE TECHNOLOGIES LTD.

during the year, excluding Ordinary shares held by a trustee reserved for allocation against employee options granted but not yet exercised (see note 11).


                                          DECEMBER 31,                          MARCH 31,
                             ---------------------------------------    -------------------------
                                1997          1998          1999           1999          2000
                             ----------    ----------    -----------    ----------    -----------
                                    (IN THOUSANDS EXCEPT PER SHARE DATA AND SHARE NUMBERS)
Net loss attributable to
  ordinary shareholders....  $   (4,512)   $   (5,858)   $   (12,968)   $   (1,821)   $    (3,352)
Basic and diluted:
  Weighted average shares
     used in computing
     basic and diluted net
     loss per Ordinary
     share.................   5,657,728     5,914,735      5,948,816     5,948,816      6,001,896
                             ==========    ==========    ===========    ==========    ===========
  Basic and diluted net
     loss per Ordinary
     share.................  $    (0.80)   $    (0.99)   $     (2.18)   $    (0.31)   $     (0.56)
                             ==========    ==========    ===========    ==========    ===========
Net loss attributable to
  ordinary shareholders....                              $   (12,968)   $   (1,821)   $    (3,352)
Pro forma basic and
  diluted:
  Shares used above........                                5,948,816                    6,001,896
  Pro forma adjustment to
     reflect weighted
     effect of assumed
     conversion of
     Convertible Preferred
     shares (unaudited)....                               11,744,148                   13,499,898
                                                         -----------                  -----------
  Shares used in computing
     pro forma basic and
     diluted net loss per
     share (unaudited).....                               17,692,964                   19,501,794
                                                         ===========                  ===========
  Pro forma basic and
     diluted net loss per
     share (unaudited).....                              $     (0.73)                 $     (0.17)
                                                         ===========                  ===========


     All Convertible Preferred shares, warrants for Convertible Preferred shares, outstanding share options and shares issued and reserved for outstanding share options have been excluded from the calculation of basic and diluted net loss per share because all such securities are antidilutive for all years presented. The total number of shares excluded from the calculations of basic and diluted net loss per share were 6,369,862, 13,340,290 and 16,577,409 as of December 31, 1997, 1998, 1999, respectively and 13,357,027 and 16,377,430 as of
March 31, 1999 and 2000, respectively.

     Pro forma basic and diluted net loss per share, as presented in the statements of operations, has been computed as described above and gives effect to the automatic conversion of the Convertible Preferred shares that will convert upon the closing of an initial public offering (using the if-converted method from original date of issuance). The total number of shares excluded from the calculation of pro forma basic and diluted net loss per share were 3,077,511 as of December 31, 1999 and 2,877,532 as of March 31, 2000.

  Share-Based Compensation

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method prescribed in Accounting Principles Board Opinion 25 ("APB 25"), "Accounting for Stock Issued to

                        CLICKSOFTWARE TECHNOLOGIES LTD.

Employees" to account for stock-based compensation arrangements. Companies that elect to employ the method prescribed by APB 25 are required to disclose the pro forma net loss that would have resulted from the use of the fair value based method. The Company has elected to account for its share-based compensation arrangements under the provisions of APB 25, and accordingly, has included in note 11 the pro forma disclosures required under SFAS No. 123.

  Fair Value of Financial Instruments

     Unless otherwise noted, the carrying amount of financial instruments approximates fair value.

  Income Taxes

     The Company accounts for income taxes, in accordance with the provisions of SFAS 109 "Accounting for Income Taxes," under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company believes that the adoption of SFAS No. 133 will not have a material effect on its financial statements.

     In March 2000, the FASB issued interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25." The interpretation clarifies the application of APB Opinion No. 25 in certain situations, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998, but before the effective date. To the extent that events covered by this interpretation occur during the period after December 15, 1998, but before the effective date, the effects of applying this interpretation would be recognized on a prospective basis from the effective date. Accordingly, upon initial application of the final interpretation, (a) no adjustments would be made to the financial statements for periods before the effective date and (b) no expense would be recognized for any additional compensation cost measured that is attributable to periods before the effective date. We expect that the adoption of this interpretation would not have any effect on the accompanying financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. We will adopt SAB 101 as required in the second quarter of 2000. We do not expect the adoption of SAB 101 to have a material impact on our consolidated results of operations and financial position.

                        CLICKSOFTWARE TECHNOLOGIES LTD.

NOTE 3 -- CASH AND CASH EQUIVALENTS

                                                                DECEMBER 31,
                                                              ----------------   MARCH 31,
                                                               1998      1999      2000
                                                              ------    ------   ---------
                                                                     (IN THOUSANDS)
In NIS......................................................  $   38    $   --    $   --
In Pounds Sterling..........................................     326        --       206
In U.S. dollars.............................................   3,406     7,838     4,533
                                                              ------    ------    ------
                                                              $3,770    $7,838    $4,739
                                                              ======    ======    ======

NOTE 4 -- OTHER RECEIVABLES AND PREPAID EXPENSES

                                                              DECEMBER 31,
                                                              ------------    MARCH 31,
                                                              1998    1999      2000
                                                              ----    ----   -----------
                                                                    (IN THOUSANDS)
Government participations and other government
  receivables...............................................  $210    $142      $225
Employees...................................................    57      60        89
Other receivables and prepaid expenses......................   172     263       336
                                                              ----    ----      ----
                                                              $439    $465      $650
                                                              ====    ====      ====

NOTE 5 -- PROPERTY AND EQUIPMENT

                                                                DECEMBER 31,
                                                              ----------------    MARCH 31,
                                                               1998      1999       2000
                                                              ------    ------   -----------
                                                                      (IN THOUSANDS)
COST
Computers and office equipment..............................  $2,152    $2,747     $2,964
Leasehold improvements......................................     357       357        357
Motor vehicles..............................................     254       363        510
                                                              ------    ------     ------
                                                               2,763     3,467      3,831
ACCUMULATED DEPRECIATION....................................   1,523     1,969      2,108
                                                              ------    ------     ------
NET BOOK VALUE..............................................  $1,240    $1,498     $1,723
                                                              ======    ======     ======

     For the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, depreciation expense was $237,000, $323,000, $484,000, $111,000 and $139,000, respectively.

     The net book value of the Company's property and equipment located in Israel was $973,000 and $1,156,000 and $1,227,000 as of December 31, 1998 and
1999 and as of March 31, 2000, respectively.

NOTE 6 -- SHORT-TERM DEBT

                                                              DECEMBER 31,
                                                              ------------    MARCH 31,
                                                              1998    1999      2000
                                                              ----    ----   -----------
                                                                    (IN THOUSANDS)
Short-term debt.............................................  $ 11    $ 15      $ --
Current maturities of long-term debt (note 8)...............   156     173       194
Shareholder loan on demand..................................   132     132        --
                                                              ----    ----      ----
                                                              $299    $320      $194
                                                              ====    ====      ====

                        CLICKSOFTWARE TECHNOLOGIES LTD.

     In 1999 the Company established a revolving, trade receivable based, credit facility of up to $2.5 million for working capital purposes. The line of credit is limited to 80% of eligible trade receivables and the amount outstanding under this facility as of December 31, 1999 and March 31, 2000 was nil.

NOTE 7 -- ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                DECEMBER 31,
                                                              ----------------     MARCH 31,
                                                               1998      1999        2000
                                                              ------    ------    -----------
                                                                      (IN THOUSANDS)
Suppliers...................................................  $  357    $  805      $  890
Employees and related expenses..............................     822     1,173       1,110
Accrued royalties...........................................     249       330         286
Other.......................................................     259       491         388
                                                              ------    ------      ------
                                                              $1,687    $2,799       2,674
                                                              ======    ======      ======

NOTE 8 -- LONG-TERM DEBT

                                                              DECEMBER 31,
                                                              ------------     MARCH 31,
                                                              1998    1999       2000
                                                              ----    ----    -----------
                                                                    (IN THOUSANDS)
Bank loans:
  In U.S. dollars...........................................  $210    $150       $135
  Linked to the Israeli CPI.................................   191     111         91
Other.......................................................    85     125        124
                                                              ----    ----       ----
                                                               486     386        350
Less -- current maturities (note 6).........................   156     173        194
                                                              ----    ----       ----
                                                              $330    $213        156
                                                              ====    ====       ====

---------------
The loan in US dollars bears annual interest of LIBOR plus 1% (8% as of March 31, 2000). The loan linked to the Israeli CPI bears interest at 5.4% per annum.

     Long-term debt as of December 31, 1999 and March 31, 2000 net of current maturities, is repayable as follows:

                                                      DECEMBER 31,     MARCH 31,
                                                          1999           2000
                                                      ------------    -----------
                                                            (IN THOUSANDS)
Second year.........................................      $148           $ 94
Third year..........................................        54             62
Fourth year.........................................        10             --
Fifth year..........................................         1             --
                                                          ----           ----
                                                          $213           $156
                                                          ====           ====

NOTE 9 -- SEVERANCE PAY

     Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and employees leaving its employment in certain other circumstances. The Company's severance pay obligation to its employees which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected by the accrual presented in the balance sheet and is partially funded by deposits with insurance companies and provident funds.

                        CLICKSOFTWARE TECHNOLOGIES LTD.

     Severance pay expenses amounted to $105,000, $272,000, $202,000, $45,000 and $57,000 for the years ended December 31, 1997, 1998 and 1999 and for the periods ended March 31, 1999 and 2000, respectively.

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

     In connection with its research and development, the Company received participation payments from the State of Israel in the total amount of $3,152,000. In return for the Government of Israel participation, the Company is committed to pay royalties at a rate of 3% to 5% of sales of the developed product, up to 100% -- 150% of the amount of grants received. The Company has paid or accrued royalties to March 31, 2000 of $917,000.

     In connection with its export marketing activities, until December 31, 1996 the Company received participation payments from the Government of Israel through the Fund for the Encouragement of Marketing Activities in the amount of $707,000. The Company is committed to pay royalties at a rate of 3% of the increase in export sales over a base amount, up to the amount of the participations received. The Company has paid or accrued royalties to date amounting to $345,000.

     Long-term bank debt, and liabilities to banks in respect of guarantees given for the benefit of the Company are secured by fixed charges on vehicles and on amounts receivable from certain major customers.

     The Company operates from facilities in Israel; the United States and the U.K., leased for periods expiring in the years 2000 to 2003 (some with a renewal option ending in May 2008) at annual rent of approximately $644,000. Minimum future rental payments, at March 31, 2000 are as follows:

                                                                (IN THOUSANDS)
                                                                --------------
2000........................................................        $  644
2001........................................................           563
2002........................................................           492
2003........................................................           492
                                                                    ------
                                                                    $2,191
                                                                    ======

     On February 2, 2000 the Company signed a seven year operating lease of new office premises in the U.S. The lease commences on June 1, 2000 and the future minimum annual payments are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
2000........................................................      $  240
2001........................................................         420
2002........................................................         437
2003........................................................         455
2004........................................................         473
2005 to 2008................................................       1,221
                                                                  ------
                                                                  $3,246
                                                                  ======

                        CLICKSOFTWARE TECHNOLOGIES LTD.

NOTE 11 -- SHAREHOLDERS' EQUITY

  A. SHARE CAPITAL -- comprises of shares of NIS 0.02 par value.

                                                                 NUMBER OF SHARES
                                ----------------------------------------------------------------------------------
                                             AUTHORIZED                          ISSUED AND OUTSTANDING
                                ------------------------------------   -------------------------------------------
                                            DECEMBER 31,                              DECEMBER 31,
                                ------------------------------------   -------------------------------------------
                                   1997         1998         1999        1997             1998             1999
                                ----------   ----------   ----------   ---------       ----------       ----------
Ordinary shares...............  18,000,000    9,600,000    7,769,761   5,468,816        5,468,816        5,468,816
Ordinary A
 shares -- non-voting.........     840,000      840,000      840,000     840,000(*)       840,000(*)       840,000(*)
Ordinary B Convertible
 shares -- non-voting.........   1,200,000    1,200,000    1,200,000     900,000(*)       900,000(*)       900,000(*)
                                ----------   ----------   ----------   ---------       ----------       ----------
                                20,040,000   11,640,000    9,809,761   7,208,816        7,208,816        7,208,816
                                ==========   ==========   ==========   =========       ==========       ==========
Preferred A-1 Convertible
 shares.......................   5,700,000    5,700,000    5,700,000   2,810,424        2,810,424        2,810,424
Preferred A Convertible
 shares.......................   4,500,000    4,500,000    4,500,000   2,299,438        2,299,438        2,299,438
Preferred B Convertible
 shares.......................          --    4,800,000    4,800,000          --        3,826,809        3,826,809
Preferred C Convertible
 shares.......................          --    3,600,000    3,600,000          --        2,731,141        2,731,141
Preferred D Convertible shares
 (see note 11B)...............          --           --    1,830,238          --               --        1,832,086
                                ----------   ----------   ----------   ---------       ----------       ----------
                                10,200,000   18,600,000   20,430,238   5,109,862       11,667,812       13,499,898
                                ==========   ==========   ==========   =========       ==========       ==========

                                    NUMBER OF SHARES
                                ------------------------

                                             ISSUED AND
                                AUTHORIZED   OUTSTANDING
                                ----------   -----------
                                     MARCH 31, 2000
                                ------------------------
Ordinary shares...............   7,767,914    5,704,430
Ordinary A
 shares -- non-voting.........     840,000      840,000(*)
Ordinary B Convertible
 shares -- non-voting.........   1,200,000      935,215(*)
                                ----------   ----------
                                 9,807,914    7,479,645
                                ==========   ==========
Preferred A-1 Convertible
 shares.......................   5,700,000    2,810,424
Preferred A Convertible
 shares.......................   4,500,000    2,299,438
Preferred B Convertible
 shares.......................   4,800,000    3,826,809
Preferred C Convertible
 shares.......................   3,600,000    2,731,141
Preferred D Convertible shares
 (see note 11B)...............   1,832,086    1,832,086
                                ----------   ----------
                                20,432,086   13,499,898
                                ==========   ==========

---------------
 (*) Includes shares reserved for allocation against employee options granted but not yet exercised, held by a trustee. The total number of Ordinary shares held by the trustee are 1,260,000 as of December 31, 1997 and 1998 and 1,206,920 as of December 31, 1999, and 939,039 as of March 31, 2000.

     On March 20, 2000 the shareholders of the Company approved a 1 for 2 reverse share split and thereafter a share dividend of 1 share for every 5 outstanding Ordinary shares and Preferred convertible shares. All references to per share amounts and number of shares in these financial statements have been retroactively restated to reflect this reverse share split and share dividend. The combined reversed share split and share dividend is the equivalent of a 3 for 5 reverse share split.

     Preferred Convertible A-1 shares do not entitle the holder to voting rights and are convertible to Preferred A Convertible shares or Ordinary B Convertible shares.

     Preferred A, B, C, and D Convertible shares entitle the holder to full voting rights and are convertible to Preferred A-1 Convertible shares or Ordinary shares.

     All types of Preferred shares entitle the holder to a preference dividend at the rate of 110% of the dividend distributed to the holders of the Ordinary shares, in preference to any distribution to the holders of Ordinary shares. In the event of liquidation, the holders of preferred shares are entitled to the following preferences:

     - Preferred A and A-1 convertible shares to 3 times their initial effective purchase price.

     - Preferred B and C convertible shares to 2 times their initial effective purchase price.

     - Preferred D convertible shares to 1.75 times their initial effective purchase price.

     Preferred shares, Ordinary A shares and Ordinary B Convertible shares are convertible to Ordinary shares on a one to one basis. In the event of an initial public offering all of the aforementioned shares will automatically convert into Ordinary shares.

                        CLICKSOFTWARE TECHNOLOGIES LTD.

  B. Issuances

     In December 1999, the Company signed an agreement to issue, in a private placement, 1,832,086 Preferred D Convertible shares in consideration for $11,500,000. As of December 31, 1999, the shares are reflected, as issued and outstanding, however the shares were issued subsequent to year end. As of December 31, 1999 the issue exceeded authorized share capital by 1,848 shares. On March 20, 2000 the shareholders of the Company approved an increase in authorized share capital of Preferred D Convertible shares by reclassifying Ordinary shares to Preferred D Convertible shares. Subsequent to this approval the unissued shares were issued.


     The Company has recorded a preferred share dividend of $5.0 million representing the value of the beneficial conversion feature on the issuance of Series D in December 1999. The beneficial conversion feature was calculated at the commitment date based on the difference between the conversion price of $6.277 per share and the estimated fair value of the ordinary shares at that date.


     In addition, in December 1999, certain employees exercised their options to acquire 53,080 Ordinary shares (11,741 Ordinary A shares and 41,339 Ordinary B Convertible shares). These shares had been previously issued and held by the trustee and were included in the number of issued and outstanding Ordinary shares.

     In March 2000 the Company granted a warrant to purchase 76,200 ordinary shares at an exercise price of $0.01 per share to an investor in connection with the issuance of Preferred D Convertible shares in December 1999. This warrant was exercised in March 2000.

     In February 2000, 15,329 Ordinary A shares were allocated to a consultant in accordance with an agreement for services provided in 1997 valued at $15,000. These shares were released from Ordinary A shares held in reserve by a trustee.

     In March 2000, a shareholder exercised a warrant to acquire 18,926 Ordinary shares at an exercise price of $0.58 per share.

     In addition during the three months ended March 31, 2000, certain employees exercised their options to acquire 428,254 Ordinary shares (140,488 Ordinary shares and 287,767 Ordinary B Convertible shares). Of the Ordinary B convertible shares 252,552 had been previously issued and held by the trustee and were included in the number of issued and outstanding Ordinary shares, whereas 35,215 represented newly issued shares.

  C. Warrants

     Warrants to purchase 393,552 Preferred B Convertible shares were issued on March 31, 1998 in conjunction with the conversion to Preferred B Convertible shares of a convertible subordinated promissory note. The warrants were recorded at their fair market value and included in additional paid-in capital. The exercise price for the purchase of 393,552 shares is $1.96.

     The warrants are exercisable in whole or in part at any time ending on the earlier of March 31, 2003 or the date of any of the following:

     - an initial public offering; or

     - sale/transfer of substantially all of the Company's assets; or

     - change in ownership of more than 50% of the voting power of the Company.

                        CLICKSOFTWARE TECHNOLOGIES LTD.

     The warrants can either be exercised for cash consideration or any warrant may be exercised by applying the value of a portion of the warrant, which is equal to the number of shares issuable under the warrant being exercised, multiplied by the fair market value of the security receivable upon exercise of the warrant, less the per share exercise price, in lieu of payment of the exercise price per share.

     The warrants are subject to antidilution provisions.

  D. Employee and Consultant Option Plans

     The Company adopted an Employees' Share Option Plan (1996 Option Plan) according to which options for the purchase of up to 360,000 Ordinary A shares may be granted to employees. The options have an exercise price of $0.58 per share and shall vest over a four year period at the rate of 33% per year, commencing in the second year from the date of the grant. In 1997, the Company adopted an Employees' Share Option Plan (1997 Option Plan) according to which options for the purchase of up to 900,000 Ordinary B shares may be granted to employees. The options are exercisable at a price of $0.58 per share and vest over a four year period, with monthly vesting after two years. The options issued to U.S. employees vest after 1 year. Employees' compensation in respect of options granted under these plans is immaterial.

     In 1999 the Company adopted new option plans according to which options for the purchase of 660,810 Ordinary B shares may be granted to employees.

     On November 30, 1999 a warrant to purchase 75,000 Ordinary shares was issued to a consultant that vests immediately with an exercise price of $3.67.


     The Board of Directors has approved the grant of a stand-alone option to purchase 720,000 ordinary shares to the Company's CEO and a stand-alone option to purchase 15,000 ordinary shares to a director.


     The Company has adopted new option plans in 2000 under which they have granted 324,600 options at a weighted average exercise price of $8.50 per share.

     In connection with the grant of certain options to employees during fiscal 1999, the Company recorded deferred compensation of approximately $3,401,000, representing the difference between the estimated fair value of the Ordinary shares and the exercise price of these options at the date of grant. Such amount is presented as a reduction of shareholders' equity and amortized over the vesting period of the applicable options. The Company recorded amortization of deferred compensation of approximately $738,000 during the year ended December 31, 1999 and $355,000 during the period ended March 31, 2000. At March 31, 2000, the remaining deferred compensation of approximately $2,308,000 will be amortized as follows: $1,062,000, $744,000, $378,000 and $124,000 during the years ended 2000, 2001, 2002 and 2003, respectively. The amortization expense relates to options awarded to employees in all operating expense categories. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded, are forfeited.

     If deferred compensation had been determined under the alternative fair value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", using the "minimum value" method with the following weighted average assumptions used for grants in all reported periods: (1) average expected life of the options is 1.31; (2) dividend yield of 0%; (3) expected volatility of 0% for 1997, 1998 and 1999 and expected volatility of 65% for March 31, 2000; and (4) risk-free interest rate of 5%, the effect on the Company's net loss and net loss per share would have been immaterial for all reported periods.

     Transactions related to the above discussed options and warrants granted to employees and consultants during the years ended December 31, 1997, 1998, 1999 and during the period ended March 31, 2000 and

                        CLICKSOFTWARE TECHNOLOGIES LTD.

the weighted average exercise prices per share and weighted average fair value of the options at the date of grant are summarized as follows:

                                                                                      WEIGHTED
                                                                         WEIGHTED     AVERAGE
                                                                          AVERAGE       FAIR
                                            OPTIONS                      EXERCISE      VALUE
                                           AVAILABLE      OUTSTANDING    PRICE PER       OF
                                           FOR GRANT      OPTIONS(*)       SHARE       OPTION
                                         -------------    -----------    ---------    --------
Outstanding January 1, 1997............      180,307         179,693       $0.58
  Authorized...........................    1,200,000              --
  Granted..............................     (652,026)        652,026        0.58       $0.40
  Forfeited............................      170,189        (170,189)       0.58
                                          ----------       ---------
Outstanding December 31, 1997..........      898,470         661,530        0.58
  Granted..............................     (627,810)        627,810        0.58       $1.14
  Forfeited............................       65,035         (65,035)       0.58
                                          ----------       ---------
Outstanding December 31, 1998..........      335,695       1,224,305        0.58
  Authorized...........................    1,493,809              --
  Granted..............................   (1,493,809)      1,493,809        1.64       $2.62
  Exercised............................           --         (53,080)       0.58
                                          ----------       ---------
Outstanding December 31, 1999..........      335,695       2,665,034        1.16
  Authorized...........................    3,800,000              --
  Granted..............................     (324,600)        324,600        8.50       $2.02
  Forfeited............................       77,400         (77,400)       3.58
  Exercised............................           --        (428,254)       1.02
                                          ----------       ---------
Outstanding March 31, 2000
  (unaudited)..........................    3,888,495       2,483,980        2.08
                                          ==========       =========

---------------
(*) As of December 31, 1997, 1998 and 1999 and March 31, 2000, 1,260,000,
    1,260,000, 1,206,920 and 939,039 Ordinary shares are held by a trustee and have been reserved for allocation against certain employee options granted but not yet exercised.

     The following table summarizes information about options outstanding and exercisable at March 31, 2000:

                                       OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                             ---------------------------------------    ------------------------
                               NUMBER        WEIGHTED-                    NUMBER
                             OUTSTANDING      AVERAGE      WEIGHTED-    OUTSTANDING    WEIGHTED-
                                 AT          REMAINING      AVERAGE         AT          AVERAGE
                              MARCH 31,     CONTRACTUAL    EXERCISE      MARCH 31,     EXERCISE
      EXERCISE PRICE            2000           LIFE          PRICE         2000          PRICE
      --------------         -----------    -----------    ---------    -----------    ---------
$0.58......................     918,673        5.55          $0.58        393,756        $0.58
 0.83......................     571,195        8.67           0.83          5,588         0.83
 1.86......................     579,512        7.51           1.86             --         1.86
 3.67......................      90,000        5.27           3.67         10,027         3.67
 8.50......................     324,600        10.0           8.50             --           --
                              ---------                                   -------
                              2,483,980                                   409,371
                              =========                                   =======

     Subsequent to period end, the Company granted options to acquire 80,000 shares to three directors at an exercise price of $10.00 per share.

                        CLICKSOFTWARE TECHNOLOGIES LTD.

NOTE 12 -- SEGMENT REPORTING

     In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, the design, development, and marketing of software solutions.

     The Company's revenue by geographic area is as follows:


                                                                      THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          MARCH 31,
                                       ---------------------------    ------------------
                                        1997      1998      1999       1999       2000
                                       ------    ------    -------    -------    -------
                                             (IN THOUSANDS)
North America........................  $  836    $4,293    $ 6,978    $1,502     $2,767
Europe...............................     570     1,193      2,163       387        496
Israel...............................     678       493        905        99        112
Singapore............................     231        92        280        41        136
                                       ------    ------    -------    ------     ------
                                       $2,315    $6,071    $10,326    $2,029     $3,511
                                       ======    ======    =======    ======     ======


     Sales to a single customer exceeding 10%:

                                         %         %          %         %         %
                                       ------    ------    -------    ------    ------
Customer A...........................      11        13        (*)       (*)       (*)
Customer B...........................      --        12        (*)       (*)       (*)
Customer C...........................      21       (*)        (*)       (*)       (*)
Customer D...........................      --        11        (*)       (*)       (*)
Customer E...........................      --       (*)        (*)        11        --
Customer F...........................      --        --         --        --        22

---------------
(*) Under 10%

NOTE 13 -- TAXES ON INCOME

     The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

     Part of the Company's investment in equipment has received approvals in accordance with the Law for the Encouragement of Capital Investments, 1959 ("approved enterprise" status). The Company has chosen to receive its benefits through the "Alternative Benefits" track, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 2 years and for the second and third plans for a period of 4 years. Thereafter a reduced tax rate of 25% will be applicable for an additional period of up to 5 years for the first plan and 3 years for the second and third plans, commencing with the date on which taxable income is first earned but not later than certain dates. In the case of foreign investment of more than 25%, the tax benefits are extended to 10 years, and in the case of foreign investment ranging from 49% to 100% the tax rate is reduced on a sliding scale to 10%. The benefits are subject to the fulfillment of the conditions of the letter of approval. The benefit periods of the second and third plans have not yet commenced. The regular tax rate applicable to the Company is 36%.

     In the event of distribution by the Company of a cash dividend out of retained earnings which were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the income from which the dividend was distributed. A 15% withholding tax may be deducted from dividends distributed to the recipients.

                        CLICKSOFTWARE TECHNOLOGIES LTD.

     Final tax assessments in Israel have been received up to and including the 1993 tax year.

     The Company has net operating loss carryforwards in Israel of approximately $11 million as of March 31, 2000. In addition losses of approximately $10.3 million are attributable to the U.S. subsidiary which will expire between 2008 and 2013. The UK subsidiary has carryforward tax losses of approximately $1.6 million as of March 31, 2000. The carryforward tax losses for Israel and the UK have no expiration date.

     The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements. Deferred taxes in respect of other temporary differences are immaterial.

NOTE 14 -- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     On January 1, 1997, the Company transferred its "Nester" division to a company under common control. The majority of the following balances and transactions are with that affiliated company.

                                                  DECEMBER 31,
                                                 --------------       MARCH 31,
                                                 1998     1999           2000
                                                 -----    -----     --------------
                                                 (IN THOUSANDS)     (IN THOUSANDS)
                                                 --------------     --------------
Balances:
  Accounts payable and accrued expenses........  $ 75     $139           $99
  Loan from shareholder on demand..............   132      132            --

                                                                      THREE MONTHS
                                                                         ENDED
                                          YEAR ENDED DECEMBER 31,      MARCH 31,
                                          -----------------------    --------------
                                          1997     1998     1999     1999     2000
                                          -----    -----    -----    -----    -----
                                              (IN THOUSANDS)         (IN THOUSANDS)
                                          -----------------------    --------------
Transactions:
  Sales to Nester.......................  $ 20      $--      $--      $--     $ --
  Management fee income from Nester.....    48       89       48       12       12
  Transfer of intangible assets to
     Nester.............................   496       --       --       --       --

                           [Inside Back Cover Artwork]

List of ClickSoftware's Selected Customers: Agilent Technologies, Inc., Bell Atlantic Corporation, Canadian Red Cross, Caterpillar, Inc., Compaq Computer Corporation, Covad Communications Group, Inc., Crawford & Company, EMC Corporation, Enbridge Services, Level 3 Communications, Inc., Maritime Telephone & Telegraph, New Brunswick Telephone, Schindler Elevator Corporation, Wards. Lightly screened in background is graphic of computer screen. Also includes graphics of computer screen, clock and person using telephone.

                          [Outside Back Cover Artwork]

Lightly screened across the entire back page is a line art graphic of the world atlas. Near the top of the page is the text "5,000,000 Shares." Below this text is the ClickSoftware logo. Below this is the term "Ordinary Shares." Below this text is a two inch horizontal line, under which is the text "PROSPECTUS" and below which is a date. This is followed by another two inch horizontal line. Approximately half way down the center of the page are four text lines stacked on top of each other: "LEHMAN BROTHERS," "CIBC WORLD MARKETS," "SG COWEN," "FIDELITY CAPITAL MARKETS," followed by the text "a division of National Financial Services Corporation."

                                      LOGO

                                5,000,000 Shares

                               CLICKSOFTWARE LOGO
                                Ordinary Shares
                          ----------------------------
                                   PROSPECTUS
                                            , 2000
                          ----------------------------
                                LEHMAN BROTHERS
                               CIBC WORLD MARKETS
                                    SG COWEN
                            FIDELITY CAPITAL MARKETS
             A DIVISION OF NATIONAL FINANCIAL SERVICES CORPORATION

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $   16,698
NASD filing fee.............................................       6,825
NASDAQ National Market Fees.................................      17,500
Blue Sky qualification fees and expenses....................       7,500
Israeli stamp duty..........................................      25,000
Printing and engraving expenses.............................     250,000
Accountant's fees and expenses..............................     250,000
Legal fees and expenses.....................................     600,000
Miscellaneous...............................................      76,477
                                                              ----------
     Total..................................................  $1,250,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Israeli law permits a company to insure an Office Holder in respect of liabilities incurred by him as a result of the breach of his duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an Office Holder for monetary liabilities as a result of an act or omission that he committed in connection with his serving as an Office Holder. Furthermore, a company can indemnify an Office Holder for monetary liability in connection with his activities as an Office Holder.

     Article 98 of the Articles of Association of ClickSoftware allow ClickSoftware to insure and indemnify Office Holders in an aggregate amount of not more than $50,000,000.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     (a) For the period from December 31, 1996 to March 31, 2000, the Registrant has issued and sold the following unregistered securities.

          1. From December 31, 1996 to March 2000, the Registrant granted share options and warrants to employees, directors and consultants pursuant to stand-alone option and warrant agreements, its 1997 Share Option Plan, its 1998 Share Option Plan, its 1999 Share Option Plan and its 2000 Share Option Plans covering an aggregate of 2,697,839 shares of the Registrant's ordinary shares with an aggregate exercise price of $2.08.

          2. In April 1997, the Registrant issued an aggregate of 2,810,424 shares of its Series A-1 Convertible Preferred Shares to two investors for an aggregate purchase price of $2,750,000.

          3. From April 1997 to October, 1997, the Registrant issued an aggregate of 2,299,438 shares of its Series A Convertible Preferred Shares to seven investors for an aggregate purchase price of $2,250,000.

          4. In March 1998, the Registrant issued an aggregate of 3,826,809 shares of its Series B Convertible Preferred Shares to nineteen investors for an aggregate purchase price of $7,500,000.

          5. In November 1998, the Registrant issued an aggregate of 2,731,141 shares of its Series C Convertible Preferred Shares to twelve investors for an aggregate purchase price of $6,338,243.

          6. In December 1999, the Registrant issued and sold an aggregate of 1,832,086 shares of its Convertible Series D Preferred Shares to seven investors for an aggregate purchase price of $11,500,000.

          7. In February 2000 the Registrant issued a warrant to purchase 76,200 Ordinary Shares at an exercise price of $0.01 per share.

     (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

     The issuances described in Items 15(a)(2) through 15(a)(6) were deemed exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The issuances described in Item 15(a)(1) were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered or sold either pursuant to a written contract relating to compensation, as provided by Rule 701. In addition, such issuances were deemed to be exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS.


EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------                    -----------------------
  1.1    Form of Underwriting Agreement
  3.1*   Articles of Association of ClickSoftware Technologies Ltd.
  3.2*   Form of Articles of Association of ClickSoftware
         Technologies Ltd. to be adopted upon closing of this
         offering
  4.1*   Specimen of Ordinary Share Certificate
  4.2*   Fourth Amended and Restated Registration Rights Agreement,
         dated December 15, 1999
  5.1*   Opinion of Efrati, Galili & Co. as to the validity of the
         shares
 10.1*   Form of 2000 Share Option Plan
 10.2*   Form of 2000 Employee Share Purchase Plan
 10.3*   Employment Agreement between ClickSoftware Technologies Ltd.
         and Moshe Ben-Bassat
 10.4*   Employment Agreement between ClickSoftware Technologies Ltd.
         and Shimon Rojany
 10.5*   Form of Indemnification Agreement
 10.6*   Form of 1996 Option Plan
 10.7*   Form of 1997 Option Plan
 10.8*   Form of 1998 Option Plan
 10.9*   Form of 1999 Option Plan
 10.10*  Form of 1999 Option Plan
 10.11*  Form of 2000 U.S. Option Plan
 10.12*  Form of 2000 Israeli Plan
 10.13*  Form of 2000 Unapproved U.K. Share Scheme
 10.14   Form of 2000 Approved U.K. Share Scheme
 21.1*   Subsidiaries of the Registrant
 23.1    Consent of Luboshitz Kasierer, a member firm of Arthur
         Andersen
 23.2*   Consent of Efrati, Galili & Co. (included in Exhibit 5.1)
 24.1    Powers of Attorney (included on page II-4)
 27.1    Financial Data Schedule


-------------------------
 * Previously filed.

     (b) FINANCIAL STATEMENT SCHEDULES.


ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of Campbell, California, on May 31, 2000.



                                          CLICKSOFTWARE TECHNOLOGIES LTD.


                                          By:     /s/ MOSHE BEN-BASSAT
                                            ------------------------------------
                                                    Dr. Moshe Ben-Bassat
                                                  Chief Executive Officer

                                          Authorized representative in the
                                          United States:

                                          CLICKSOFTWARE, INC.

                                          By:     /s/ SHIMON M. ROJANY
                                            ------------------------------------
                                                      Shimon M. Rojany
                                                 Senior Vice President and
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Moshe Ben-Bassat and Shimon Rojany, and each of them his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment or post-effective amendment to this Registration Statement on Form S-1 or abbreviated registration statement (including, without limitation, any additional registration filed pursuant to Rule 462 under the Securities Act of 1933) with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                                                             TITLE                   DATE
---------                                                             -----                   ----
                  /s/ MOSHE BEN-BASSAT                    Chief Executive Officer and     May 31, 2000
--------------------------------------------------------    Director (Principal
                  Dr. Moshe Ben-Bassat                      Executive Officer)

                  /s/ SHIMON M. ROJANY                    Chief Financial Officer         May 31, 2000
--------------------------------------------------------    (Principal Financial And
                    Shimon M. Rojany                        Accounting Officer)

        /s/ SHIMON M. ROJANY AS ATTORNEY-IN-FACT          Director                        May 31, 2000
--------------------------------------------------------
                  Dr. Israel Borovich

        /s/ SHIMON M. ROJANY AS ATTORNEY-IN-FACT          Director                        May 31, 2000
--------------------------------------------------------
                       Roni Einav

SIGNATURE                                                             TITLE                   DATE
---------                                                             -----                   ----
        /s/ SHIMON M. ROJANY AS ATTORNEY-IN-FACT          Director                        May 31, 2000
--------------------------------------------------------
                    Nathan Gantcher

        /s/ SHIMON M. ROJANY AS ATTORNEY-IN-FACT          Director                        May 31, 2000
--------------------------------------------------------
                   Frederic W. Harman

        /s/ SHIMON M. ROJANY AS ATTORNEY-IN-FACT          Director                        May 31, 2000
--------------------------------------------------------
                      Eddy Shalev

                  /s/ JAMES W. THANOS                     Director                        May 31, 2000
--------------------------------------------------------
                    James W. Thanos

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------  ------------------------------------------------------------
  1.1    Form of Underwriting Agreement
  3.1*   Articles of Association of ClickSoftware Technologies Ltd.
  3.2*   Form of Articles of Association of ClickSoftware
         Technologies Ltd. to be adopted upon closing of this
         offering
  4.1*   Specimen of Ordinary Share Certificate
  4.2*   Fourth Amended and Restated Registration Rights Agreement,
         dated December 15, 1999
  5.1*   Opinion of Efrati, Galili & Co. as to the validity of the
         shares
 10.1*   Form of 2000 Share Option Plan
 10.2*   Form of 2000 Employee Share Purchase Plan
 10.3*   Employment Agreement between ClickSoftware Technologies Ltd.
         and Moshe Ben-Bassat
 10.4*   Employment Agreement between ClickSoftware Technologies Ltd.
         and Shimon Rojany
 10.5*   Form of Indemnification Agreement
 10.6*   Form of 1996 Option Plan
 10.7*   Form of 1997 Option Plan
 10.8*   Form of 1998 Option Plan
 10.9*   Form of 1999 Option Plan
 10.10*  Form of 1999 Option Plan
 10.11*  Form of 2000 U.S. Option Plan
 10.12*  Form of 2000 Israeli Plan
 10.13*  Form of 2000 Unapproved U.K. Share Scheme
 10.14   Form of 2000 Approved U.K. Share Scheme
 21.1*   Subsidiaries of the Registrant
 23.1    Consent of Luboshitz Kasierer, a member firm of Arthur
         Andersen
 23.2*   Consent of Efrati, Galili & Co. (included in Exhibit 5.1)
 24.1    Powers of Attorney (included on page II-4)
 27.1    Financial Data Schedule


-------------------------

 * Previously filed.